SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the Financial Results for the six month periods ended December 31, 2014 and December 31, 2013, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements
as of December 31, 2014 and for the six-month periods
ended December 31, 2014 and 2013

IRSA Inversiones y Representaciones Sociedad Anónima
Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°.: 72, beginning on July 1, 2014.

Legal address: 108 Bolívar St., 1st floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: March 15, 2013.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 578,676,460 shares.

Common Stock subscribed, issued and paid up (in thousands of Ps.): 578,676.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (Cresud S.A.C.I.F. y A.).

Legal Address: 877 Moreno St., 23rd. floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate, agricultural, commercial and financial activities.

Interest of the Parent Company on the capital stock: 379,091,500 common shares.

Percentage of votes of the Parent Company on the shareholders’ equity: 65.51%.

Type of stock	CAPITAL STATUS
	Authorized for Public Offer of Shares (*)	Subscribed, Issued and Paid up (in thousands of Pesos)
Common stock with a face value of Ps. 1 per share and entitled to 1 vote each	578,676,460	578,676

(*) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2014 and June 30, 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	12.31.2014	06.30.2014
ASSETS
Non- Current Assets
Investment properties	10	3,495,461	3,269,595
Property, plant and equipment	11	219,941	220,013
Trading properties	12	131,562	130,657
Intangible assets	13	128,965	124,085
Investments in associates and joint ventures	8,9	1,999,614	2,260,805
Deferred income tax assets	25	215,093	368,641
Income tax and minimum presumed income tax ("MPIT") credit		124,090	110,185
Trade and other receivables	17	97,477	92,388
Investments in financial assets	18	450,943	274,716
Derivative financial instruments	19	4,096	-
Total Non-Current Assets		6,867,242	6,851,085
Current Assets
Trading properties	12	1,370	4,596
Inventories	14	20,004	16,963
Restricted assets	16	8,867	-
Income tax and minimum presumed income tax ("MPIT") credit		2,813	15,866
Assets held for sale	39	-	1,357,866
Trade and other receivables	17	825,910	706,846
Investments in financial assets		759,084	234,107
Derivative financial instruments	19	2,636	12,870
Cash and cash equivalents	20	817,144	609,907
Total Current Assets		2,437,828	2,959,021
TOTAL ASSETS		9,305,070	9,810,106
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		573,771	573,771
Treasury stock		4,905	4,905
Inflation adjustment of share capital and treasury stock		123,329	123,329
Share premium		793,123	793,123
Cost of treasury stock		(37,906)	(37,906)
Changes in non-controlling interest		(4,594)	(21,808)
Reserve for share-based compensation	33	55,305	53,235
Legal reserve		116,840	116,840
Special reserve		3,825	375,487
Reserve for new developments		-	413,206
Cumulative translation adjustment		246,829	398,931
Retained earnings		5,291	(784,869)
Total capital and reserves attributable to equity holders of the parent		1,880,718	2,008,244
Non-controlling interest		347,460	548,352
TOTAL SHAREHOLDERS’ EQUITY		2,228,178	2,556,596
LIABILITIES
Non-Current Liabilities
Trade and other payables	21	233,783	202,652
Borrowings	24	3,494,075	3,756,003
Derivative financial instruments	19	271,302	320,847
Deferred income tax liabilities		226,347	345,607
Salaries and social security liabilities	22	2,874	3,749
Provisions	23	262,884	205,228
Total Non-Current Liabilities		4,491,265	4,834,086
Current Liabilities
Trade and other payables	21	738,051	678,725
Income tax and minimum presumed income tax ("MPIT") liabilities		244,250	64,677
Liabilities held for sale	39	-	806,612
Salaries and social security liabilities	22	83,006	99,276
Derivative financial instruments	19	232,441	14,225
Borrowings	24	1,246,640	737,477
Provisions	23	41,239	18,432
Total Current Liabilities		2,585,627	2,419,424
TOTAL LIABILITIES		7,076,892	7,253,510
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		9,305,070	9,810,106
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
IRSA Inversiones y Representaciones S.A.

By:	/s/ Alejandro G. Elsztain
Vice president II
Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Income
 for the six and three-month periods beginning on July 1st and October 1st, 2014 and
2013 and ended December 31, 2014 and 2013
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

		Six months		Three months
	Note	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Revenues	27	1,720,208	1,373,960	930,139	752,513
Costs	28	(750,818)	(641,870)	(397,324)	(348,170)
Gross Profit		969,390	732,090	532,815	404,343
Gain from disposal of investment properties	10	801,052	7,481	483,566	7,481
General and administrative expenses	29	(162,592)	(129,379)	(83,203)	(70,901)
Selling expenses	29	(84,175)	(65,761)	(46,753)	(35,075)
Other operating results, net	31	67,987	(17,344)	65,169	(7,812)
Profit from operations		1,591,662	527,087	951,594	298,036
Share of profit of associates and joint ventures	8,9	(680,744)	51,183	(569,094)	12,192
Profit before financial results and income tax		910,918	578,270	382,5	310,228
Finance income	32	42,389	60,255	18,564	13,721
Finance cost	32	(534,818)	(713,574)	(207,692)	(419,644)
Other financial results	32	7,493	41,663	(79,52)	14,093
Financial results, net	32	(484,936)	(611,656)	(268,648)	(391,830)
Profit / (Loss) before income tax		425,982	(33,386)	113,852	(81,602)
Income tax	25	(379,097)	7,312	(202,766)	20,260
Profit / (Loss) for the period		46,885	(26,074)	(88,914)	(61,342)

Attributable to:
Equity holders of the parent		4,514	(21,678)	1,256	(54,060)
Non-controlling interest		42,371	(4,396)	(90,170)	(7,282)

Profit / (Loss) per share attributable to equity holders of the parent during the period:
Basic		0.008	(0.038)	(0.002)	(0.097)
Diluted		0.008	(0.038)	(0.002)	(0.097)

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
IRSA Inversiones y Representaciones S.A.

By:	/s/ Alejandro G. Elsztain
Vice president II
Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
for the six and three-month periods beginning on July 1st and on October 1st, 2014 and 2013 and ended December 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Six months		Three months
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Profit / (Loss) for the period	46,885	(26,074)	(88,914)	(61,342)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(135,880)	71,776	(180,943)	48,483
Other comprehensive income for the period (i)	(135,880)	71,776	(180,943)	48,483
Total comprehensive income for the period	(88,995)	45,702	(269,857)	(12,859)

Attributable to:
Equity holders of the parent	(147,588)	29,758	(187,502)	(17,535)
Non-controlling interest	58,593	15,944	(82,355)	4,676

(i)	Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Alejandro G. Elsztain
Vice president II
Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury stock	Inflation adjustment of share capital and treasury stock (2)	Share premium	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based compensation	Legal reserve	Special reserve (1)	Reserve for new development	Cumulative translation adjustment	Retained earnings	Subtotal	Non-controlling interest	Total shareholders' equity
Balance at July 1st, 2014	573,771	4,905	123,329	793,123	-37,906	(21,808)	53,235	116,84	375,487	413,206	398,931	-784,869	2,008,244	548,352	2,556,596
Profit for the period	-	-	-	-	-	-	-	-	-	-	-	4,514	4,514	42,371	46,885
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	(152,102)	-	(152,102)	16,222	(135,880)
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	(152,102)	4,514	(147,588)	58,593	(88,995)
Appropriation of retained earnings approved by Shareholders’ meeting held 11.14.14	-	-	-	-	-	-	-	-	(371,662)	(413,206)	-	784,868	-	-	-
Reserve for share-based compensation (Note 33)	-	-	-	-	-	-	2,070	-	-	-	-	-	2,070	-	2,070
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	(228,101)	(228,101)
Changes in non-controlling interest	-	-	-	-	-	17,214	-	-	-	-	-	-	17,214	(22,045)	(4,831)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	778	778	34	812
Dividends distribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	(9,788)	(9,788)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	415	415
Balance at December 31, 2014	573,771	4,905	123,329	793,123	-37,906	(4,594)	55,305	116,840	3,825	-	246,829	5,291	1,880,718	347,460	2,228,178

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
(1)	Related to CNV General Resolution No. 609/12. See Note 26.
(2)	Includes Ps. 1,045 of Inflation adjustment treasury stock. See Note 26.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Alejandro G. Elsztain
Vice president II
Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury stock	Inflation adjustment of share capital and treasury stock (2)	Share premium	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based compensation	Legal reserve	Special reserve (1)	Reserve for new development	Cumulative translation adjustment	Retained earnings	Subtotal	Non-controlling interest	Total shareholders' equity
Balance at July 1st, 2013	578,676	-	123,329	793,123	-	(20,782)	8,258	85,14	395,249	492,441	50,776	239,328	2,745,538	385,151	3,130,689
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	(21,678)	(21,678)	(4,396)	(26,074)
Other comprehensive income for the period	-	-	-			-	-	-	-	-	51,436	-	51,436	20,340	71,776
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	51,436	(21,678)	29,758	15,944	45,702
Appropriation of retained earnings approved by Shareholders’ meeting held 10.31.13	-	-	-	-	-	-	-	31,700	(19,762)	(22,610)	-	10,672	-	-	-
Dividends distribution – approved by Shareholders’ meeting held 10.31.13	-	-	-	-	-	-	-	-	-	-	-	(250,000)	(250,000)	-	(250,000)
Reserve for share-based compensation (Note 33)	-	-	-	-	-	-	11,437	-	-	-	-	-	11,437	398	11,835
Purchase of Treasury stock	(4,088)	4,088	-	-	(29,627)	-	-	-	-	-	-	-	(29,627)	-	(29,627)
Distribution of share capital of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,927)	(1,927)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	750	750	34	784
Dividends distribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	(10,503)	(10,503)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	367	367
Balance at December 31, 2013	574,588	4,088	123,329	793,123	-29,627	(20,782)	19,695	116,840	375,487	469,831	102,212	(20,928)	2,507,856	389,464	2,897,320

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
(1)	Related to CNV General Resolution No. 609/12. See Note 26.
(2)	Includes Ps. 871 of Inflation adjustment treasury stock. See Note 26.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Alejandro G. Elsztain
Vice president II
Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six-month periods ended December 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	12.31.2014	12.31.2013
Operating activities:
Cash generated by operations	20	814,998	572,038
Income tax and Minimum Presumed Income tax paid		(166,013)	(150,057)
Net cash generated by operating activities		648,985	421,981
Investing activities:
Capital contributions in associates and joint ventures	8,9	(32,761)	(1,221)
Purchases of associates and joint ventures	8,9	(279,307)	(13,057)
Purchases of investment properties	10	(301,518)	(138,366)
Proceeds from sale of investment properties		2,046,211	127,852
Purchases of property, plant and equipment	11	(19,771)	(7,464)
Purchases of intangible assets	13	(4,107)	(202)
Purchase of investments in financial assets		(1,520,066)	(1,330,828)
Proceeds from sale of investments in financial assets		956,521	747,872
Advanced payments…………		-	(36,576)
Proceeds from sale of joint ventures		-	7,736
Sale of equity interest in associates		19,139	-
Interest received from financial assets		3,175	2,971
Loans granted to associates and joint ventures		49	-
Dividends received		8,232	15,922
Net cash generated by / (used in) investing activities		875,797	(625,361)
Financing activities:
Proceeds from borrowings		427,652	145,057
Repayments of borrowings		(723,522)	(119,491)
Payment of non-convertible notes		-	(189,512)
Payment of financial leasing		(1,356)	(758)
Dividends paid		(55,466)	(34,208)
Acquisition of non-controlling interest in subsidiaries		(4,831)	-
Acquisition of non-controlling interest		415	367
Interest paid		(281,269)	(181,310)
Capital reduction of subsidiaries		-	(1,927)
Loans from associates and joint ventures, net		21,938	12,550
Distribution of capital of non-controlling interest in subsidiaries		(228,101)	-
Repurchase of treasury stock		-	(29,627)
Payment of seller financing of shares		(105,861)	(1,640)
Payments of derivative financial instruments		(16,818)	(1,164)
Proceeds from derivative financial instruments		131	3,060
Net cash used in financing activities		(967,088)	(398,603)
Net Increase / (decrease) in cash and cash equivalents		557,694	(601,983)
Cash and cash equivalents at beginning of year	20	609,907	796,902
Foreign exchange (loss) gain on cash and cash equivalents		(350,457)	30,821
Cash and cash equivalents at end of period		817,144	225,740
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Alejandro G. Elsztain
Vice president II
Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	The Group’s business and general information

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”, “the Company”, “Us” or “the Society”) was founded in 1943 and is engaged in a diversified range of real estate activities in Argentina since 1991.

IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

As of December 31, 2014, the Group operates in six business segments. See Note 6 to the Consolidated Financial Statements as of June 30, 2014 for a description of such segments.

The group’s real estate business operations are conducted primarily through IRSA and its principally subsidiary, IRSA Propiedades Comerciales S.A. ("IRSA Propiedades Comerciales" formerly company due to change of corporate name from Alto Palermo S.A. (APSA)). Through IRSA Propiedades Comerciales and IRSA, the Group owns, manages and develops shopping centers across Argentina, a portfolio of office and other rental properties in the Autonomous City of Buenos Aires, and it entered the US real estate market in 2009, mainly through the acquisition of non-controlling interests in office buildings and hotels. Through IRSA or IRSA Propiedades Comerciales, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these consolidated financial statements to denote investment, development and/or trading properties activities.

During fiscal year 2014, the Group made an investment in the Israeli market, through Dolphin, in IDB Development Corporation (IDBD) (an Israeli Company), of an initial interest of 26.65%. As of December 31, 2014, the equity interest in IDBD amounts to a non-diluted 31.26% and a fully-diluted 32.38%. IDBD is one of the Israeli biggest and most diversified investment groups, which is involved, through its subsidiaries, in several markets and industry, including real estate, retail, agribusiness insurance, telecommunications, etc.; controlling companies as: Clal Insurance (Insurance Company), Cellcom (Mobile phone services), Adama (Agrochemicals), Super-Sol (supermarket), PBC (Real Estate), among others. IDBD went public in Tel Aviv Exchange in May, 2014.

The activities of the Group’s segment “Financial operations and others” is carried out mainly through Banco Hipotecario S.A. (“BHSA”), where we have a 29.90% interest (without considering treasury shares of our own). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the Buenos Aires Stock Exchange (“BASE”). Besides that, the Group has a 43.08% interest in Tarshop S.A (“Tarshop”), which main activities are credit card and loan origination transactions.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	The Group’s business and general information (Continued)

IRSA’s shares are listed and traded on both the BASE and the New York Stock Exchange (“NYSE”). IRSA Propiedades Comerciales’s shares are listed and traded on both the BASE and the NASDAQ.

Cresud S.A.C.I.F y A. is our ultimate parent company and is a corporation incorporated and domiciled in Argentina. The address of its registered office is 877 Moreno St., Floor 23, Autonomous City of Buenos Aires, Argentina.

These Unaudited Condensed Interim Consolidated Financial Statements have been approved for issue by the Board of Directors on February 9, 2015.

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements

2.1.	Basis of preparation

These Unaudited Condensed Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13 of the CNV. Such information is included in the Notes to the Unaudited Condensed Consolidated Interim Financial Statements.

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the Annual Consolidated Financial Statements of the Group as of June 30, 2014 prepared in accordance with IFRS in force. These Unaudited Condensed Interim Consolidated Financial Statements are presented in thousands of Argentine Pesos.

These Unaudited Condensed Interim Consolidated Financial Statements corresponding to the six-month periods ended, December 31, 2014 and 2013 have not been audited. The management believes they include all necessary adjustments to fairly present the results of each period. The Company’s six-month periods ended December 31, 2014 and 2013 results do not necessarily reflect the proportion of the Group’s full-year results.

2.2.           Significant accounting policies

The principal accounting policies applied in the presentation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRS as of June 30, 2014, which are described in Note 2 of the Annual Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

Acquisition of assets carried out between entities under common control

The Group has elected to recognize acquisition of assets or group of assets carried out between entities under common control who also qualify as “Business Combination” according to IFRS 3, using acquisition method.

Total or partial disposal of foreign operation

The disposal of a Group’s interest in any foreign operation amounts to any reduction of such ownership interest in the operation. The Group may fully or partially dispose its interest in foreign operation through sale, liquidation or return of contributed capital.

In the case of total or partial disposals of foreign operations and once such disposal becomes effective, the Group proportionally reclassifies the disposal made, the accumulated exchange differences related to the foreign operations recognized under Other comprehensive income and accumulated under a separate item in shareholders’ equity.

2.3.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the Annual Consolidated Financial Statements for the year ended June 30, 2014, save for changes in accrued income tax, provision for legal claims, allowance for bad debts and accrued supplementary rental.

2.4.	Comparative Information

Balance items as of December 31, 2013 and June 30, 2014 shown in these financial statements for comparative purposes arise from Consolidated Financial Statements then ended. Certain reclassifications have been made in order to present figures comparatively with those of this period.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

3.	Seasonal effects on operations

The operations of the Group’s shopping centers are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and year-end holidays (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also affect the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

4.	Acquisitions and dispositions

For the six-month period ended as of December 31, 2014

Sale of investment properties

On July 7, 2014, IRSA signed the transfer deed for the sale of the 19th and 20th floors of the building Maipú 1300. The total price of the transaction was Ps. 24.7 million. Such transaction generated a gain before tax of approximately Ps. 21.0 million.

On September 29, 2014, the Group through its subsidiary Rigby 183 LLC (“Rigby 183”), finalized the sale of the Madison 183 Building, located in the city of New York, United States, in the sum of US$ 185 million, thus paying off the mortgage levied on the asset in the amount of US$ 75 million. Such transaction generated a gain before tax of approximately Ps. 296.5 million.

On October 8, 2014, the Group through IRSA signed the transfer deed for the sale of the 22nd and 23th floors of the building Bouchard 551. The total price of the transaction was Ps. 168.7 million. Such transaction generated a gain before tax of approximately Ps. 151.4 million.

On October 22, 2014, the Group through IRSA signed the transfer deep for the sale of the 10th floor, two parking units of the Building Maipú 1300 and one parking unit of the building Libertador 498. The total price of the transaction was Ps. 12.0 million. Such transaction generated a gain before tax of approximately Ps. 10.4 million.

On October 28, 2014, the Group through IRSA signed the transfer deed for the sale of 9th, 10th and 11th floors of the building Bouchard 551. The total price of the transaction was Ps. 279.4 million. Such transaction generated a gain before tax of approximately Ps. 240.5 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisition and disposals (Continued)

On November 7, 2014, the Group through IRSA signed the transfer deed for the sale of the 21st floor of the Building Bouchard 551. The total price of the transaction was Ps. 75.6 million. Such transaction generated a gain before tax of approximately Ps. 66.7 million.

On December 10, 2014, the Group through IRSA signed the transfer deed for the sale of the 9th floor of the Building Maipú 1300. The total price of the transaction was Ps. 12.5 million. Such transaction generated a gain before tax of approximately Ps. 11.0 million.

All sales mentioned above led to a combined profit for the Group of Ps.801.1 millon, disclosed within the line “Gain from disposal of investment properties” in the statement of income.

Decreased shareholding in Avenida Inc.

On July 18, 2014, the Group - through Torodur S.A. - exercised the warrant held associated to this investment and consequently its interest in Avenida Inc. was increased to 6,172,840 shares or 35.46%. However, simultaneously, the Group’s holding was reduced to 23.01% as a result of the acquisition of 35.12% interest in the Company by a new investor.

Subsequently, on September 2, 2014, Torodur S.A. sold 1,430,000 shares representing 5 % of the Avenida Inc.’s capital stock in the amount of Ps. 19.1 million (US$ 2.3 million), thus reducing equity interest to 17.68% of its share capital. Such transaction generated a gain of Ps. 8.8 million which are shown in the line "Other operating results, net" in the income statements.

As a result of the sale of the interest, the Group has forborne to recognize the equity interest in Avenida Inc. as investment in associates and has considered as a financial asset at fair value in the financial statements at December 31, 2014.
                Purchases of investment properties

                On July 31, 2014, IRSA acquired from Cresud SACIFyA five plots of farmland of approximately 1,058 hectares located in the district of Luján and General Rodriguez, Province of Buenos Aires. The total price of the transaction was Ps. 210 million. Such property is disclosed in undeveloped parcels of land.

                Acquisition of additional interest in BHSA

During December 2014, the Group acquired 1,976,579 additional shares of BHSA in a total amount of Ps. 7.1 million, thus increasing its interest in such company from 29.77% to 29.90%, without consideration of Treasury shares.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisition and disposals (Continued)

Investment in IDBD

On July 1°, 2014 Dolphin Netherlands B.V. exercised all rights granted and acquired on June 30, 2014 to purchase additional shares of IDBD. As a result of exercising the granted rights, DN B.V. received 17.32 million shares and 11.99 million warrants of Series 1, 2 and 3. ETH received the same amount of rights and, as a result, acquired the same amount of shares and warrants as DN B.V. Additionally, upon exercising the rights purchased; DN B.V. acquired 5.79 million shares and 4.01 million warrants of Series 1, 2, and 3. ETH also acquired the same amount of shares and warrants as DN B.V.

Between July 9 and 14, 2014, DN B.V.acquired 0.42 million shares and 0.34 million warrants (series 2) through open market operations in the amount of NIS 1.77 million (equal to approximately US$ 0.52 million at such date). Fifty percent of such shares and warrants Series 2 were sold to ETH in accordance with the terms and conditions of the agreement entered into between the parties.

On November 2, 2014, DN B.V. exercised 15,998,787 warrants Series 1. ETH also exercised the same amount of warrants Series 1.

As a result of the transactions mentioned above, as of December 31, 2014, DN B.V. held an aggregate amount of 92,618,950 shares, 16,170,392 warrants Series 2 and 15,988,787 warrants Series 3 of IDBD, representing a non-diluted equity interest in IDBD of 31.26% and a fully diluted equity interest of 32.38%. As December 31, 2014, IDBD’s Board of Directors consists of nine members, three of whom have been designated by DN B.V.: Eduardo Elsztain, Alejandro Elsztain and Saúl Zang.

On December 29, 2014, DN B.V. sent an irrevocable proposal to IDBD for purposes of starting a rights offering of approximately NIS 800 million (or US$ 205 million as of December 31, 2014 –hereinafter the “Maximum Immediate Payment”) and issue 3 series of warrants (the “New Warrants”) exercisable at a rate of 110%, 120% and 130%, respectively, the price of the rights offered and maturing in 1, 2 and 3 years, respectively (hereinafter, the rights offering and the New Warrants are defined as “the Rights Offering”).

Subject to the resolution of the IDBD with respect to the Rights Offering, DN B.V., the Company agreed to a capital injection to IDBD in an amount ranging between NIS 256 million and NIS 400 million, as follows: (i) NIS 256 million by exercising rights of DN B.V. resulting from the Rights Offering; (ii) an additional investment (the “Additional Investment”) in a sum equal to (a) the Maximum Immediate Payment less (b) the amount received by IDBD as a result of the Rights Offering, excluding the exercise of the New Warrants, but in no case will it exceed the amount of NIS 144 million. The Additional Investment would be made by DN B.V. by exercising the additional rights to be acquired by DN B.V., or –should such rights not be acquired – by participating in another rights offering to be executed by IDBD.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisition and disposals (Continued)

Furthermore, DFL agreed to (i) exercise the first series of New Warrants for a total amount of NIS 150 million (equal to US$ 39 million as of December 31, 2014) provided it is so requested by the Board of IDBD within 6 to 12 months of the Rights Offering date, and (ii) exercise all the New Warrants received as part of the Rights Offering, if two conditions are simultaneously met, to wit: (a) that IDBD and its lenders reach an agreement to amend some covenants, and (b) that the Commissioner of Capital Markets, Insurance and Savings of Israel approves control over Clal Insurance Company Ltd. (“Clal”).

Disposal of financial assets

During August 2014, IRSA has sold through its subsidiary REIG IV the balance of 1 million shares of Hersha Hospitality Trust, at an average price of US$ 6.74 per share.

                Changes in non-controlling interest

                IRSA Propiedades Comerciales

During the period, the Group, through IRSA, acquired an additional equity interest of 0.08% in IRSA Propiedades Comerciales for a total consideration of Ps. 4.7 million. As a result of this transaction, the non-controlling interest was reduced by Ps. 0.8 million and the interest attributable to the shareholders’ of the controlling parents was reduced by Ps. 4.0 million. The equity interest in IRSA Propiedades Comerciales as of December 31, 2014 is 95.79%. The effect on shareholders’ equity of this change in the equity interest in IRSA Propiedades Comerciales is summarized as follows:

Ps.
Carrying value of the equity interests acquired by the Group	775
Price paid for the non-controlling interest	(4,750)
Reserve recognized in the Shareholders’ equity	(3,975)

Dolphin

On October 30, 2014, the Group – through its subsidiaries — subscribed an additional sum of US$ 21 million in Dolphin Fund Ltd. (“Dolphin”). Such amount was allocated to increase Dolphin’s investment in IDB Development Corporation Ltd.

The Group’s interest in Dolphin decreased from 86.16 % to 91.64%. Consequently, the Company recognized a decrease in non-controlling interest for an amount of Ps. 21.2 million and an increase in equity attributable to holders of the parent.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisition and disposals (Continued)

Rigby 183 LLC Capital reduction

On October 17, 2014, Rigby 183 LLC reduced its capital stock by distributing among existing shareholders, proportionally to their shareholdings, the gain made on the sale of the Madison building. The total amount distributed is US$ 103.8 million, of which the Group received US$ 77.4 million (US$ 26.5 million through IRSA International and US$ 50.9 million through IMadison LLC) and US$ 26.4 were distributed to other shareholders. As a result of such reduction, the Group has decided to reverse the corresponding accumulated conversion difference on a pro-rata basis, which amounted to Ps. 188.3 million. This reversal has been recognized in the line “"Other operating results, net" in the income statements.

Conil Barter Agreement

On November 5, 2014, the Group executed a conveyance deed evidencing a barter to convey title on four plots of land located in Avellaneda district. The agreement provides for the development by the Trust of two building construction undertakings. In consideration for such work, the compensation agreed included the amount of US$ 0.01 million and delivery, within 24 months as from such agreement execution; of two functional units for commercial purposes and one functional unit for office purposes (the non-
  monetary compensation was valued at US$ 0.7 million).

5.           Financial risk management and fair value estimates

5.1	Financial risk

The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Consolidated Financial Statements do not include all the information and disclosures on financial risk management; therefore they should be read along with the annual consolidated financial statements for the year ended June 30, 2014. There have been no changes in the risk management or risk management policies applied by the Group since year end.

5.2	Fair value estimates

Since June 30, 2014 there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost). Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company’s financial instruments.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment information

Below is a summarized analysis of the lines of business of the Group for the period ended December 31, 2014:

	December 31, 2014
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment
Revenues	1,290,249	201,992	6,572	213,036	28,131	65	1,740,045
Costs	(547,674)	(59,329)	(8,021)	(138,520)	(9,379)	(64)	(762,987)
Gross Profit / (Loss)	742,575	142,663	(1,449)	74,516	18,752	1	977,058
Gain from disposal of investment properties	-	-	504,543	-	296,509	-	801,052
General and administrative expenses	(56,259)	(23,744)	(20,693)	(37,008)	(26,658)	-	(164,362)
Selling expenses	(45,989)	(7,460)	(3,770)	(28,066)	-	(158)	(85,443)
Other operating results, net	(13,708)	(112,587)	(942)	(366)	187,180	8,407	67,984
Profit / (Loss) from operations	626,619	(1,128)	477,689	9,076	475,783	8,250	1,596,289
Share of profit / (loss) of associates and joint ventures	-	3,319	1,558	1,254	(779,119)	83,690	(689,298)
Segment Profit / (Loss)	626,619	2,191	479,247	10,330	(303,336)	91,940	906,991
Investment properties	2,287,502	714,907	636,579	-	-	-	3,638,988
Property, plant and equipment	30,087	25,662	1,240	161,683	1,432	-	220,104
Trading properties	-	-	138,679	-	-	-	138,679
Goodwill	1,829	9,392	-	-	-	-	11,221
Right to receive future units under barter agreements	9,264	5,409	75,813	-	-	-	90,486
Inventories	13,136	-	576	6,667	-	-	20,379
Investments in associates and joint ventures	-	26,628	47,197	23,383	405,695	1,337,358	1,840,261
Operating assets	2,341,818	781,998	900,084	191,733	407,127	1,337,358	5,960,118

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.           Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the period ended December 31, 2013:

	December 31, 2013
	Shopping Center	Offices and others properties	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues	1,012,651	150,440	40,979	160,575	39,456	334	1,404,435
Costs	(457,166)	(52,376)	(21,344)	(105,437)	(26,455)	(171)	(662,949)
Gross Profit	555,485	98,064	19,635	55,138	13,001	163	741,486
Gain from disposal of investment properties	-	-	7,481	-	-	-	7,481
General and administrative expenses	(51,026)	(21,736)	(19,007)	(28,952)	(9,915)	(55)	(130,691)
Selling expenses	(32,232)	(9,892)	(6,271)	(19,974)	-	317	(68,052)
Other operating results, net	(13,786)	(1,053)	(1,779)	177	187	(2,161)	(18,415)
Profit / (Loss) from operations	458,441	65,383	59	6,389	3,273	(1,736)	531,809
Share of profit / (loss) of associates and joint ventures	-	2,842	1,693	310	(49,008)	86,933	42,770
Segment Profit / (Loss)	458,441	68,225	1,752	6,699	(45,735)	85,197	574,579
Investment properties	2,227,401	856,523	367,894	-	887,130	-	4,338,948
Property, plant and equipment	17,936	19,880	3,867	162,690	219	-	204,592
Trading properties	-	-	132,194	-	-	-	132,194
Goodwill	1,667	9,392	-	-	61,808	-	72,867
Right to receive future units under barter agreements	9,264	-	75,813	-	-	-	85,077
Inventories	8,557	-	525	6,918	-	-	16,000
Investments in associates	-	26,936	33,613	21,649	1,208	1,172,048	1,255,454
Operating assets	2,264,825	912,731	613,906	191,257	950,365	1,172,048	6,105,132

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment information (Continued)

Operating results of Joint ventures operations from Cyrsa S.A., Nuevo Puerto Santa Fe S.A. ("NPSF"), Puerto Retiro S.A., Baicom Networks S.A. and Quality Invest S.A. are presented under the method of proportionate consolidation. Under this method, the income/loss generated by joint businesses is reported in the income statements line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return, because the assets and income/loss generated by consolidated operations are similar to the assets and income/loss booked under the equity method. This is due to the fact that under the proportional consolidation method, revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the statement of income. Therefore, the proportional consolidation method is used by the Group’s Executive Committee to assess and understand the return and the results of operations of the business as a whole. On the other hand, operating results of Entertainment Holding S.A. ("EHSA") joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information  for this type of investment, given its low materiality and considering it is a company without direct trade operations, where the main assets consists of an indirect interest of 25% of la Rural S.A..

The following tables present a reconciliation between the total results of segment operations and the results of operations as per the statements of income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS and the non-elimination of the inter-segment transactions.

	December 31, 2014
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Total as per Statement of income
Revenues	1,740,045	(16,352)	(3,485)	1,720,208
Costs	(762,987)	9,580	2,589	(750,818)
Gross profit	977,058	(6,772)	(896)	969,390
Gain from disposal of investment properties	801,052	-	-	801,052
General and administrative expenses	(164,362)	408	1,362	(162,592)
Selling expenses	(85,443)	1,048	220	(84,175)
Other operating results, net	67,984	689	(686)	67,987
Profit from operations	1,596,289	(4,627)	-	1,591,662
Share of (loss) / profit of associates and joint ventures	(689,298)	8,554	-	(680,744)
Net segment profit before financing and taxation	906,991	3,927	-	910,918

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.           Segment information (Continued)

	December 31, 2013
	Total Segments Information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Total as per Statement of income
Revenues	1,404,435	(28,416)	(2,059)	1,373,960
Costs	(662,949)	19,461	1,618	(641,870)
Gross profit	741,486	(8,955)	(441)	732,090
Gain from disposal of investment properties	7,481	-	-	7,481
General and administrative expenses	(130,691)	462	850	(129,379)
Selling expenses	(68,052)	2,224	67	(65,761)
Other operating results, net	(18,415)	1,547	(476)	(17,344)
Profit from operations	531,809	(4,722)	-	527,087
Share of profit / (loss) of associates	42,770	8,413	-	51,183
Net segment profit before financing and taxation	574,579	3,691	-	578,270

Total segment assets are allocated based on the operations of the segment and the physical location of the asset. In line with the discussion above, segment assets include the proportionate share of the assets of joint ventures. The statements of financial  position under IFRS show the net investment in these joint ventures as a single item.

	December 31, 2014	December 31, 2013
Total reportable assets as per segment information	5,960,118	6,105,132
Investment properties	(143,527)	(160,733)
Property, plant and equipment	(163)	(110)
Trading properties	(5,747)	(7,638)
Goodwill	(5,740)	(5,235)
Inventories	(375)	(170)
Investment in associates and joint ventures	159,353	273,395
Total assets as per the statements of financial position	5,963,919	6,204,641

7.	Information about main subsidiaries

                The Group conducts its business through several operating and holding subsidiaries. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.	Information about main subsidiaries (Continued)

Summarized statements of financial position

	Panamerican Mall S.A. (“PAMSA”)		Rigby		Dolphin Fund Ltd.
	December 31, 2014	June 30, 2014	December 31, 2014	June 30, 2014	December 31, 2014	June 30, 2014
ASSETS
Total Non-current assets	467,895	474,207	-	-	403,506	595,991
Total Current assets	458,908	361,857	18,598	1,288,300	2,500	448,539
TOTAL ASSETS	926,803	836,064	18,598	1,288,300	406,006	1,044,530
LIABILITIES
Total Non-current liabilities	17,061	17,895	-	-	503,743	320,847
Total Current liabilities	97,441	76,329	974	817,275	30,327	187,825
TOTAL LIABILITIES	114,502	94,224	974	817,275	534,070	508,672
NET ASSETS	812,301	741,840	17,624	471,025	(128,064)	535,858

    Summarized statements of income and statements of comprehensive income

	PAMSA		Rigby		Dolphin Fund Ltd.
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014 (*)
Revenues	174,693	126,182	28,131	39,456	-
Profit / (loss) before income tax	108,465	81,264	397,704	1,679	(855,653)
Income tax expense	(38,004)	(28,439)	-	-	-
Profit / (loss) for the period	70,461	52,824	397,704	1,679	(855,653)
Total comprehensive income / (loss) for the period	70,461	52,824	397,704	1,679	(855,653)
Profit / (Loss) attributable to non-controlling interest	14,092	10,204	101,414	428	(855,653)
Dividends paid to non-controlling interest	-	-	-	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.	Information about principal subsidiaries (Continued)

Summarized statement of cash flows

	PAMSA		Rigby
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Net cash generated by operating activities:	54,914	71,411	942	11,790
Net cash (used in) generated from investing activities	(73,101)	(69,709)	1,500,876	(2,887)
Net cash generated from / (used in) financing activities	13,128	(4,404)	(1,500,025)	(7,556)
Net decrease / increase in cash and cash equivalents.	(5,059)	(2,702)	1,793	1,347
Foreign exchange gain on cash and cash equivalents	1,480	617	419	2,581
Cash and cash equivalents at beginning of period	44,387	11,416	7,520	11,491
Cash and cash equivalents at end of period	40,808	9,331	9,732	15,419

The information above is the amount before inter-company eliminations.
(*)	As of December 31, 2013 Dolphin Fund Ltd did not accomplish with materiality criteria.

8.	Interests in joint ventures

As of December 31, 2014 and June 30, 2014, the joint ventures of the Group were Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A., NPSF, Entretenimiento Universal S.A. and EHSA. The shares in these joint ventures are not publicly traded.

Evolution of Group’s investments in joint ventures for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 was as follows:

	December 31, 2014	June 30, 2014
Beginning of the period /year	316,658	287,846
Capital contribution	1,869	3,343
Cash dividends (ii)	(33,614)	-
Share of profit	11,873	25,469
Capital reduction (iii)	(110,860)	-
End of the period / year (i)	185,926	316,658
Includes Ps. (55) and Ps. (59) reflecting interests in companies with negative equity as of December 31, 2014 and June 30, 2014, respectively, which are disclosed in “Provisions” (see Note 23).
(ii)	During the period, the Group cashed dividends from Cyrsa and Nuevo Puerto Santa Fe S.A. in the amount of Ps. 31.0 and Ps. 2.6 million, respectively.
(iii)	During the period ended December 31, 2014, Cyrsa S.A. made a capital reduction to the Company in the amount of Ps. 110.9 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

9.	Interests in associates

As of June 30, 2014, the associates of the Group were New Lipstick LLC, BHSA, IDBD, Tarshop S.A., Manibil S.A., Lipstick Management LLC, Banco de Crédito y Securitización S.A. (“BACS”), Bitania 26 S.A. and Avenida Inc.

As of December 31, 2014, the associates of the Group were New Lipstick LLC, BHSA, IDBD, Tarshop S.A., Manibil S.A., Lipstick Management LLC, Banco de Crédito y Securitización S.A. (“BACS”) and Bitania 26 S.A..

Changes in the Group’s investments in associates for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 were as follows:

	December 31, 2014	June 30, 2014
Beginning of the period /year	1,767,165	1,096,999
Acquisition of associates	-	1,131,806
Capital contributions	30,892	16,716
Share of (loss) / profit (iii)	(10,473)	77,721
Currency translation adjustment	215,844	(29,133)
Cash dividends (ii)	-	(9,983)
Sale of equity interest (see Note 4)	(10,381)	-
Increase in equity interest (see Note 4)	279,307	-
Reclassification to financial instruments (see Note 4)	(30,089)	-
Net loss on investments at fair value	(682,144)	(516,961)
End of the period / year (i) (iii)	1,560,121	1,767,165

(i)     Includes Ps. (253,512) and Ps. (176,923) reflecting interests in companies with negative equity as of December 31, 2014 and June 30, 2014, respectively, which are disclosed in “Provisions” (see Note 23).
(ii)    During the year ended June 30, 2014, the Group cashed dividends from BHSA and Manibil S.A. in the amount of Ps. 9.2 million and Ps. 0.8 million, respectively.
(iii)   As of December 31, 2014, the equity method was applied on provisional figures because as of this balance sheet date, the financial statements of, BHSA, BACS, Tarshop S.A. and Bitania 26 S.A. were yet to be issued and approved.

Restrictions, commitments and other matters in respect of associates

IDBD

As part of the purchase agreement, DN B.V. and ETH have agreed to participate jointly and severally in capital increases resolved by the Board of Directors of IDBD to carry out its business plan during 2014 and 2015, in amounts of at least NIS 300 million in 2014 and NIS 500 million in 2015 (approximately equal to US$ 77 million and US$ 128 million at the exchange rate prevailing on December 31, 2014). As of December 31, 2014, DN B.V. and ETH have contributed an amount of NIS 407 million (equal to approximately US$104 million) thus complying with the amounts committed for 2014, while NIS 393 are still to be contributed in 2015.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

9.	Interests in associates (Continued)

Furthermore, under the purchase agreement, DN B.V. and ETH have agreed jointly and severally to make one or more tender offers for the purchase of shares in IDBD for an aggregate amount of NIS 512.09 million (equal to approximately US$ 131 million at the exchange rate prevailing on December 31, 2014), based on the following scheme: (i) before December 31, 2015, an amount of at least NIS 249.8 million at a share price of NIS 8.344 (subject to adjustments) and (ii) before December 31, 2016 an amount of at least NIS 512.09 million less the tender offer conducted in 2015, at a share price of NIS 8.7612 (subject to adjustments). To secure compliance with the tender offers, an aggregate amount of 29,937,591 shares of IDBD held by DN B.V. were pledged as of December 31, 2014. As of the balance sheet date, no tender offers had been made.

On the other hand, the purchase agreement provides that DN B.V. and ETH shall jointly and severally pay to creditors who participated in the restructuring arrangement indicated above the additional sum of NIS 100 million (equal approximately to US$ 26 million at the exchange rate prevailing on December 31, 2014), in the event that IDBD executes the sale of its equity interest in the subsidiary Clal Insurance Enterprises Holdings Ltd. before December 31, 2014 and provided that: (i) the sale price shall not be lower than NIS 4,200 million (equal to approximately US$ 1,078 million at the exchange rate prevailing on December 31, 2014) and (ii) the transaction is closed before June 30, 2015, provided that IDBD has received by the latter date a payment of at least NIS 1,344 million (gross) (equal to approximately US$ 345 million at the exchange rate prevailing on December 31, 2014). As of December 31, 2014, IDBD did not execute the sale of its interest in Clal Insurance Enterprises Holdings Ltd.  Given that, as of December 31, 2014, IDBD did not perfect the above mentioned sale, the additional commitment assumed by DN B.V. and ETH ceased to have effect.

On May 12, 2014, the shares of IDBD started to trade in the Tel Aviv Stock Exchange, Israel; as a result, all of the shares (including pledged shares) were held in trust at Bank Leumi Le-Israel to secure compliance with lock-up provisions of Chapter D of the Tel Aviv Stock Exchange Rules, whereby shares listed under an IPO (initial public offering) may not be freely disposed of for a term of 18 months, which are then released at a rate of 2.5% per month beginning on the fourth month of the IPO date.

Hence, in accordance with Tel Aviv Rules applicable as of December 31, 2014, 47,355,557 shares and 335,715 warrants of each of the Series 2 and 3 were still subject to lock-up provisions under the terms described above.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

9.	Interests in associates (Continued)

BHSA

On October 31, 2014 the Bank was notified of Ruling 685 dated October 29, 2014 issued by the Superintendence of Financial Entities and Exchange Offices in proceedings conducted pursuant to Financial Investigation Case Number 1320, whereby the Bank and its officers were charged with alleged infringements to rulings on assistance to Non-Financial Public Sector, excess credit risk exposure to non-financial public sector, excess collateralization, failure to comply with minimum capital requirements and objections to the accounting treatment afforded to the transaction “Cer Swap Linked to PG08 and External Debt”; and moreover, delays in communicating the appointment of new members of the board and to file documentation related to new members of the board designated by the Shareholders’ Meetings.

Such a ruling assessed a fine in the amount of Ps. 4.04 million to Banco Hipotecario S.A. and fines of diverse amounts to incumbent and former members of the Board and managers. Against such penalty, on November 25, 2014 Banco Hipotecario and other affected parties filed a writ of appeal, as per the provisions of section 42 of the Financial Entities Act, which was sent by the BCRA to the National Court of Appeals in Administrative Litigation Matters, and will be decided by Division I of said Court of Appeals. Moreover, the same Division will also decide on motions for injunctions filed on December 30, 2014 by the Bank and the persons affected by the collection proceedings filed by the BCRA for the collection of penalties. Notwithstanding  the expectations to get a judicial revocation of the penalties applied by the BCRA, Banco Hipotecario S.A. has set up an allowance equal to 100% of the penalty applied by the ruling.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

10.	Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 were as follows:

	Shopping Center portfolio	Office buildings and other rental properties portfolio	Undeveloped parcel of lands	Properties under development	Total
At July 1, 2013:
Costs	3,099,729	1,756,964	367,591	185,185	5,409,469
Accumulated amortization	(1,239,831)	(186,372)	-	-	(1,426,203)
Residual value	1,859,898	1,570,592	367,591	185,185	3,983,266
Year ended June 30, 2014
Opening residual value	1,859,898	1,570,592	367,591	185,185	3,983,266
Additions	61,108	23,988	454	156,927	242,477
Currency translation adjustment	-	375,263	-	-	375,263
Reclassification of held for sale	-	(1,098,990)	-	-	(1,098,990)
Disposals	(35)	(46,977)	-	(684)	(47,696)
Transfers	(25,332)	15,076	(174)	(803)	(11,233)
Financial costs capitalized	-	-	-	22,376	22,376
Depreciation (i)	(130,394)	(65,474)	-	-	(195,868)
Closing residual value	1,765,245	773,478	367,871	363,001	3,269,595
At June 30, 2014:
Costs	3,135,470	1,022,389	367,871	363,001	4,888,731
Accumulated amortization	(1,370,225)	(248,911)	-	-	(1,619,136)
Residual value	1,765,245	773,478	367,871	363,001	3,269,595
Period ended December 31, 2014:
Opening residual value	1,765,245	773,478	367,871	363,001	3,269,595
Additions	14,592	807	214,599	119,716	349,714
Transfers to property, plant and equipment	-	7,361	-	-	7,361
Transfers (ii)	211,961	-	-	(211,961)	-
Disposals	-	(57,477)	(1,687)	(631)	(59,795)
Depreciation (i)	(55,477)	(15,937)	-	-	(71,414)
Closing residual value	1,936,321	708,232	580,783	270,125	3,495,461
At December 31, 2014:
Costs	3,231,629	910,541	580,783	270,125	4,993,078
Accumulated amortization	(1,295,308)	(202,309)	-	-	(1,497,617)
Residual value	1,936,321	708,232	580,783	270,125	3,495,461

(i) Depreciation charges of investment property were included in “Costs” in the statement of income (Note 29).
(ii) Related to completion of works at Arcos.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

10.           Investment properties (Continued)

The following amounts have been recognized in the statement of income:

	December 31, 2014	December 31, 2013
Rental and service income	1,501,306	1,189,911
Direct operating expenses	(605,781)	(528,259)
Development expenditures	(4,674)	(2,673)
Gain from disposal of investment property	801,052	7,481

Properties under development mainly comprise works in Shopping Neuquén S.A. (Alto Comahue) and Arcos del Gourmet S.A. (Distrito Arcos). As of December 31, 2014 and June 30, 2014 works in Alto Comahue amount to Ps. 244,095 and Ps. 126,799, respectively. The project is expected to be completed in March, 2015. Works in Distrito Arcos as of December 31, 2014 and June 30, 2014 amount to Ps. 26,030 and Ps. 236,202, respectively.

In respect of Arcos del Gourmet S.A., on December 10, 2013, the Judicial Branch confirmed an injunction order that suspended the opening of the shopping center on the grounds that it did not have certain governmental permits. The Company carried out specific actions, challenged the ruling that imposed the penalty and requested that it be lifted with expectations of a favorable result. In this context, on April 10, 2014, the government of the City of Buenos Aires granted a new environmental clearing certificate.

On the other hand, in one of the two judicial processes (amparos – actions intended to protect constitutional rights) currently being heard, “Charlon, Marcelo Alejandro and others VS. GCBA on/ amparo”, the Court of Appeals referred to above confirmed the decision rendered by the lower court whereby the action was abated, as per notice served upon us on September 1, 2014. This means that, to date, the process has concluded with the decision being favorable to us.

As to the other process entitled “Federación de Comercio e Industria de la Ciudad de Buenos Aires (FECOBA) and others vs. GCBA on amparo”, on August 29, 2014 the lower court rendered a decision rejecting the case. This judgment was appealed and following the corresponding service of notices between the parties, the record of proceedings was submitted to the Court of Appeals in September 2014. Following the corresponding notification of the Court’s Prosecutor, the record of proceedings was docketed for a decision on October 8, 2014 following a decision by the Court of Appeals in early December 2014. Such decision confirmed the judgment rendered by the lower court where it held both FECOBA and Vicente Lourenzo lacked active legitimation to file an action to protect the environment and fair competition. As a result, on December 18, 2014 the Shopping Center was opened and thus, given that this decision confirmed the lower court’s decision, the injunction that had prevented the opening of the Shopping Center became ineffective.

It should be noted that the plaintiff filed an action in first instance requesting the continuation of the injunction on the grounds that it had filed an action for unconstitutionality, which is an extraordinary remedy to be decided by the CABA Higher Court of  Justice.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

10.	Investment properties (Continued)

Even though we are not certain about the remedy being filed for we have not been notified of its existence and content as of the balance sheet date, the first instance court rejected the plaintiff’s motion on the grounds that the decision rendered by the Court of Appeals has the same effects as a final judgment and, thus, the injunction is no longer in force.

The following is a detailed summary of the Group's investment properties by type at December 31, 2014 and June 30, 2014:

	Net book amount
Name	December 31, 2014	June 30, 2014
Shopping centers:
Abasto de Buenos Aires	265,181	273,575
Alto Palermo Shopping	252,931	258,200
Alto Avellaneda	131,204	134,822
Paseo Alcorta	102,264	103,065
Alto Noa	30,321	31,638
Buenos Aires Design	14,675	15,722
Patio Bullrich	113,701	116,539
Alto Rosario	117,000	119,968
Mendoza Plaza	104,554	107,509
Dot Baires Shopping	414,726	421,430
Córdoba Shopping	63,147	64,951
Patio Olmos	28,121	29,192
Soleil Factory	86,535	88,634
Distrito Arcos	211,961	-
Subtotal Shopping Centers	1,936,321	1,765,245
Office building and other rental properties portfolio:
Bouchard 551	7,826	60,893
Bouchard 710	60,671	61,354
Dique IV	53,469	55,100
Intercontinental Plaza	54,494	49,279
Libertador 498	4,021	3,257
Madero 1020	124	134
Maipú 1300	17,591	23,685
Rivadavia 2768	329	364
Suipacha 652	8,065	8,432
Torre BankBoston	139,378	142,085
República building	196,833	200,755
Constitución 1111	704	726
Dot building	96,783	97,967
Building annexed to DOT	25,332	25,332
Santa María del Plata	12,513	12,504
Ocampo parking space	14,875	15,349
Others	15,224	16,262
Total Office and Other rental properties portfolio	708,232	773,478
Undeveloped parcels of lands:
Santa María del Plata	158,951	158,951
Catalinas Norte	109,494	109,494
Pilar	1,550	1,550
Luján plot of land	41,973	41,973
Caballito - Ferro	45,814	45,814
La Adela	214,594	-
Others	8,407	10,089
Total undeveloped parcels of land	580,783	367,871
Properties under development:
Distrito Arcos	26,030	236,202
Alto Comahue	244,095	126,799
Total properties under development	270,125	363,001
Total	3,495,461	3,269,595

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.	Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 were as follows:

	Hotel buildings and facilities	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
At July 1st, 2013:
Cost	380,543	62,773	14,336	87,846	512	546,010
Accumulated depreciation	(212,343)	(37,252)	(10,296)	(72,934)	(512)	(333,337)
Residual value	168,200	25,521	4,040	14,912	-	212,673
Year ended June 30, 2014
Opening residual value	168,200	25,521	4,040	14,912	-	212,673
Additions	9,980	1,596	2,818	9,481	-	23,875
Currency translation adjustment	-	-	92	-	-	92
Disposals	(24)	-	-	(36)	-	(60)
Transfers	-	12,231	-	-	-	12,231
Depreciation charge (i)	(13,770)	(7,044)	(906)	(7,078)	-	(28,798)
Closing residual value………………	164,386	32,304	6,044	17,279	-	220,013
At June 30, 2014:
Cost	390,499	76,600	17,246	97,291	512	582,148
Accumulated depreciation	(226,113)	(44,296)	(11,202)	(80,012)	(512)	(362,135)
Residual value	164,386	32,304	6,044	17,279	-	220,013
Period ended December 31, 2014
Opening residual value	164,386	32,304	6,044	17,279	-	220,013
Additions	4,714	1,346	2,019	9,524	2,863	20,466
Currency translation adjustment	-	-	45	-	-	45
Transfers of investment properties	-	(7,459)	-	98	-	(7,361)
Depreciation charge (i)	(7,417)	(775)	(685)	(4,154)	(191)	(13,222)
Closing residual value	161,683	25,416	7,423	22,747	2,672	219,941
At September 30, 2014:
Cost	381,443	63,443	18,404	99,835	3,375	566,500
Accumulated depreciation	(219,760)	(38,027)	(10,981)	(77,088)	(703)	(346,559)
Residual value	161,683	25,416	7,423	22,747	2,672	219,941

(i)     Depreciation charges of property, plant and equipment were included in “General and administrative expenses” and “Costs” in the statement of income (Note 29).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.	Property, plant and equipment (Continued)

The following is a detailed summary of hotels and facilities included in property, plant and equipment of the Group by type at December 31, 2014 and June 30, 2014:

	Net book amount
Name	December 31, 2014	June 30, 2014
Hotels:
Llao Llao	82,839	83,211
Hotel Intercontinental	45,738	46,026
Sheraton Libertador	33,106	35,149
Total Hotels	161,683	164,386

12.	Trading properties

Changes in the Group’s trading properties for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total
At July 1st, 2013	6,794	88,864	10,495	106,153
Additions	1,400	2,694	-	4,094
Currency translation adjustment	-	27,630	-	27,630
Transfers	7,897	-	(747)	7,150
Disposals	(9,774)	-	-	(9,774)
At June 30, 2014	6,317	119,188	9,748	135,253
Additions	-	168	-	168
Currency translation adjustment	-	(1,451)	-	(1,451)
Disposals	(1,038)	-	-	(1,038)
At December 31, 2014	5,279	117,905	9,748	132,932

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Trading properties (Continued)

The following is a detailed summary of the Group´s trading properties by type as of December 31, 2014 and June 30, 2014:

	Net book amount
Description	December 31, 2014	June 30, 2014
Under developed sites:
Air space Coto	8,945	8,945
Neuquén Project	803	803
Total under developed sites	9,748	9,748
Properties under development:
Vista al Muelle	44,868	45,368
Zetol	64,837	65,620
Pereiraola	8,200	8,200
Total properties under development	117,905	119,188
Completed properties:
Abril	2,357	2,357
El Encuentro	-	79
San Martín de Tours	124	124
Entre Rios 465/9 apartment	1,400	1,400
Condominio I	415	956
Condominio II	945	1,122
Caballito Nuevo	38	279
Total completed properties	5,279	6,317
Total	132,932	135,253

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

13.	Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 were as follows:

	Goodwill	Computer software	Rights of use (ii)	Right to receive future units under barter agreements (iii)	Others	Total
At July 1, 2013
Cost	56,893	17,752	20,873	93,225	907	189,650
Accumulated depreciation	-	(15,998)	-	-	(774)	(16,772)
Residual value	56,893	1,754	20,873	93,225	133	172,878
Year ended June 30, 2014
Opening residual value	56,893	1,754	20,873	93,225	133	172,878
Additions	-	785	-	-	10,954	11,739
Currency translation adjustment	26,016	-	-	-	-	26,016
Disposals	-	(162)	-	-	-	(162)
Transfers	-	-	-	(8,148)	-	(8,148)
Reclassification of held for sale	(77,085)	-	-	-	-	(77,085)
Amortization charges (i)	-	(1,073)	-	-	(80)	(1,153)
Residual value at year end	5,824	1,304	20,873	85,077	11,007	124,085
At June 30, 2014
Cost	5,824	18,324	20,873	85,077	11,861	141,959
Accumulated depreciation	-	(17,020)	-	-	(854)	(17,874)
Residual value	5,824	1,304	20,873	85,077	11,007	124,085
Period ended December 31, 2014:
Opening residual value	5,824	1,304	20,873	85,077	11,007	124,085
Additions	-	364	-	5,409	-	5,773
Disposals	(343)	-	-	-	-	(343)
Amortization charges (i)	-	(510)	-	-	(40)	(550)
Residual value at period end	5,481	1,158	20,873	90,486	10,967	128,965
Period ended December 31, 2014:
Cost	5,481	18,688	20,873	90,486	11,861	147,389
Accumulated depreciation	-	(17,530)	-	-	(894)	(18,424)
Residual value	5,481	1,158	20,873	90,486	10,967	128,965
(i)
Amortization charges of intangible assets are included in “General and administrative expenses” in the statement of income (Note 29). There are no impairment charges for any of the years / period presented.

(ii)	Correspond to Distrito Arcos, which will start to amortize at the time of delivering the shopping center.
(iii)	Correspond to receivables in kind representing the right to receive residential apartments in the future by way of barter agreements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

14.	Inventories

Breakdown of Group’s inventories as of December 31, 2014 and June 30, 2014 were as follows:

	December 31, 2014	June 30, 2014
Current
Hotel supplies	6,667	6,011
Materials and others items of inventories	13,337	10,952
Current inventories	20,004	16,963
Total inventories	20,004	16,963

15.	Financial instruments by category

Determination of fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on quoted prices (unadjusted) in active markets for identical assets and liabilities that the Company can refer to at the date of valuation. A market is deemed active if transactions of assets and liabilities take place with frequency and in sufficient quantity. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds and mortgage bonds for which quoted prices in active markets are available. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest rate swaps and foreign currency future contracts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.           Financial instruments by category (Continued)

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has allocated to this level shares and warrants of Supertel, the call option of Arcos del Gourmet S.A. (with a fair value of zero at the end of the period) and commitment to tender offer of shares in IDBD.

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level-3 instruments. The team directly reports to the Chief Financial Officer(CFO).

The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports.

According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.           Financial instruments by category (Continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2014 and June 30, 2014 and their allocation to the fair value hierarchy:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities of TGLT	53,512	-	-	53,512
- Investment in preferred shares of Supertel	-	-	333,621	333,621
- Investment in equity securities of Avenida Inc.	63,810	-	-	63,810
- Mutual funds	76,052	-	-	76,052
- Banco Macro bonds	1,521	-	-	1,521
- Public companies securities	11,690	-	-	11,690
- Government bonds	669,821	-	-	669,821
Derivative financial instruments:
- Warrants of IDBD	2,636	-	-	2,636
- Warrants of Supertel	-	-	4,096	4,096
Cash and cash equivalents:
- Mutual funds	1,263	-	-	1,263
Investment in associates:
- IDBD	400,187	-	-	400,187
Total assets	1,280,492	-	337,717	1,618,209

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Commitment to tender offer shares in IDBD	-	-	503,743	503,743
Borrowings:
- Other borrowings	-	23,900	-	23,900
Total liabilities	-	23,900	503,743	527,643

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.           Financial instruments by category (Continued)

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities of TGLT	63,546	-	-	63,546
- Investment in equity securities of Hersha	53,901	-	-	53,901
- Investment in preferred shares of Supertel	-	-	211,170	211,170
- Mutual funds	140,095	-	-	140,095
- Banco Macro bonds	1,438	-	-	1,438
- Government bonds	10,276	-	-	10,276
- Public companies securities	14,318	-	-	14,318
Derivative financial instruments:
- Foreign-currency future contracts	-	1,200	-	1,200
- IDBD preemptive rights	10,986	-	-	10,986
- Interest rate swaps (i)	-	684	-	684
Cash and cash equivalents:
- Mutual funds	2,616	-	-	2,616
Investment in associates:
- IDBD	595,342	-	-	595,342
Total assets	892,518	1,884	211,170	1,105,572
(i)	Includes Ps. 299 in the line Assets held for sale (See note 39).

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Foreign-currency future contracts	-	14,225	-	14,225
- Commitment to tender offer shares in IDBD	-	-	320,847	320,847
Borrowings:
- Other borrowings	22,901	51,443	-	74,344
Total liabilities	22,901	65,668	320,847	409,416

The following table presents the changes in Level 3 instruments for the period ended December 31, 2014 and June 30, 2014:
	Shares of Supertel	Warrants of Supertel	Commitment to tender offer of shares in IDBD	Total
Total as of July 1, 2013	139,121	16,949	-	156,070
Currency translation adjustment	-	-	(5,247)	(5,247)
Total gains / (losses) for the year 2014	72,049	(16,949)	(315,600)	(260,500)
Balance at June 30, 2014	211,170	-	(320,847)	(109,677)
Currency translation adjustment	-	-	(19,429)	(19,429)
Total gain / (losses) for the period (i)	122,451	4,096	(163,467)	(36,920)
Balance at December 31, 2014	333,621	4,096	(503,743)	(166,026)
(i)       The gain / (loss) is not realized as of December 31, 2014 and June 30, 2014 and is accounted for under “Financial results, net” in the statement of income (Note 29).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.           Financial instruments by category (Continued)

Upon initial recognition (January, 2012), the consideration paid for the Shares and Warrants of Supertel was assigned to both instruments based on the relative fair values of those instruments upon acquisition. The fair values of these instruments exceeded the price of the transaction and were assessed using a valuation method that incorporates unobservable market data. Given the fact that the fair value of these instruments was estimated by applying the mentioned method, the Group did not recognize a gain of US$ 7.9 million at the time of initial recognition. As of June 30, 2014, the fair value of the Warrants of Supertel determined using the mentioned technique was minor than the gain not recognized at the time of initial recognition; remaining thus the Warrants remain valued at an amount of zero.

According to Group estimates, all things being constant, a 10% decline in the price of the underlying assets of Shares and Warrants of Supertel (data observed in the market) of Level 3 as of December 31, 2014, would reduce pre-tax income by Ps. 37 million.

According to Group estimates, all things being constant, a 10% decrease in the credit spread (data which is not observable in the market) of the Shares and Warrants of Supertel used in the valuation model applied to Level 3 financial instruments as of December 31, 2014, would increase pre-tax income by Ps. 0,01 million. The rate used as of December 31, 2014 was 14.07%.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters	Range
Foreign currency-contracts	Present value method	Theoretical price	Money market interest-rate curve; Foreign exchange curve.	-
Derivative on tender offer IDBD	Black-Scholes	Theoretical price	Underlying asset price; share price volatility (historical) and money market interest-rate curve (ILS rate curve).	Underlying asset price 1.1 to 2 Share price volatility 75% to 95% Money market interest rate 0.25% to 0.4%
Loan for the purchase of IDBD shares	Market price of underlying asset	Theoretical price	Underlying asset price	-
Interest rate swaps	Cash flow	Theoretical price	Interest rate and cash flow forward contract.	-
Preferred shares of Supertel	Binomial tree	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor rate).	Underlying asset price 2.08 to 2.55 Share price volatility 55% to 75% Money market interest rate 0.85% to 1.05%
Warrants of Supertel	Black-Scholes	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor rate).	Underlying asset price 2.08 to 2.55 Share price volatility 55% to 75% Money market interest rate 0.85% to 1.05%
Call option of Arcos	Discounted cash flow	-	Projected income and discounted interest rate.	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.	Restricted assets

Group’s restricted assets as of December 31, 2014 and June 30, 2014 are as follows:

	December 31, 2014	June 30, 2014
Current
Deposit in escrow	8,867	-
Total restricted assets current	8,867	-
Total restricted assets	8,867	-

17.	Trade and other receivables

Group’s trade and other receivables as of December 31, 2014 and June 30, 2014 are as follows:

	December 31, 2014	June 30, 2014
Non-current
Trade, leases and services receivables	61,998	55,105
Less: allowance for trade receivables	(2,208)	(2,208)
Non-current trade receivables	59,790	52,897
Trade receivables of joint venture	3,380	3,213
VAT receivables	20,808	19,710
Prepaid expenses	5,534	14,332
Advance from vendors	6,342	-
Others	415	1,093
Non-current other receivables	36,479	38,348
Related parties (Note 34)	1,208	1,143
Total non-current trade and other receivables	97,477	92,388

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

17.	Trade and other receivables (Continued)

	December 31, 2014	June 30, 2014
Current
Consumer financing receivables	14,737	14,861
Trade, leases and services receivables	377,309	256,110
Receivables from hotel operations	37,992	33,861
Checks to be deposited	212,137	183,422
Trade and lease debtors under legal proceedings	62,913	59,397
Less: allowance for trade receivables	(85,698)	(79,926)
Trade receivables	619,390	467,725
VAT receivables	8,982	8,788
Other tax receivables	11,434	16,085
Loans granted	10,253	9,084
Prepaid expenses	31,745	54,626
Advance from vendors	66,075	74,521
Contributions to be paid in by non-controlling interests	-	12,840
Dividends received	19,959	11,778
Others	22,919	19,749
Less: allowance for other receivables	(165)	(175)
Current other receivables	171,202	207,296
Related parties (Note 34)	35,318	31,825
Current trade and other receivables	825,910	706,846
Total trade and other receivables	923,387	799,234

Movements on the Group’s allowance for trade and other receivables are as follows:

	December 31, 2014	June 30, 2014
Beginning of the period / year	82,309	79,148
Additions	9,053	17,671
Unused amounts reversed	(2,402)	(6,045)
Used during the period / year	(847)	(8,465)
Receivables written off	(42)	-
End of the period / year	88,071	82,309

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 29). Amounts charged to the provision account are generally written off, when there is no expectation of recovering additional cash.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

18.	Investments in financial assets

Group’s investments in financial assets as of December 31, 2014 and June 30, 2014 are as follows:

	December 31, 2014	June 30, 2014
Non-current
Financial assets at fair value
Investment in equity securities in TGLT	53,512	63,546
Investment in equity securities in Supertel	333,621	211,170
Investment in equity securities in Avenida Inc.	63,810	-
Total investments in non-current financial assets	450,943	274,716
Current
Financial assets at fair value
Mutual funds	76,052	140,095
Mortgage bonds (Note 34)	-	53,901
Banco Macro bonds	1,521	1,438
Public companies securities	11,690	14,318
Government bonds	669,821	10,276
Financial assets at amortized cost
Non-Convertible Notes related parties (Note 34)	-	14,079
Total investments in current financial assets	759,084	234,107
Total investments in financial assets	1,210,027	508,823

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

19.	Derivative Financial Instruments

Group’s derivative financial instruments as of December 31, 2014 and June 30, 2014 are as follows:

	December 31, 2014	June 30, 2014
Assets
Non-current
Warrants of Supertel (i)	4,096	-
Total non-current derivative financial instruments	4,096	-

Current
Interest rate swaps	-	684
Warrants of IDBD	2,636	-
Foreign-currency future contracts	-	1,200
IDBD preemptive rights	-	10,986
Total current derivative financial instruments	2,636	12,870
Total assets	6,732	12,870

Liabilities
Non-current
Commitment to tender offer shares in IDBD	(271,302)	(320,847)
Total non-current derivative financial instruments	(271,302)	(320,847)

Current
Commitment to tender offer shares in IDBD	(232,441)	-
Foreign currency future contracts (Note 34)	-	(14,225)
Total current derivative financial instruments	(232,441)	(14,225)
Total liabilities	(503,743)	(335,072)

(i) The balance represents the fair value of Supertel’s warrants purchased in February 2012. The warrants’ gain not recognized upon initial recording amounted to US$ 1.1 million as of June 30, 2014. Warrants’ fair value was lower than the mentioned amount, therefore, warrants were valued at zero.

20.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of December 31, 2014 and June 30, 2014:

	December 31, 2014	June 30, 2014
Cash at bank and on hand	815,881	607,291
Mutual funds	1,263	2,616
Total cash and cash equivalents	817,144	609,907

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

20.	Cash flow information (Continued)

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended December 31, 2014 and 2013:

	Note	December 31, 2014	December 31, 2013
Income / (loss) for the period		46,885	(26,074)
Adjustments for:
Income tax expense	25	379.097	(7,312)
Retirement of obsolete property, plant and equipment	11	-	38
Amortization and depreciation	29	85,186	113,251
Gain from disposal of investment property	10	(801,052)	(7,481)
Dividends received	32	(8,356)	(6,510)
Share-based payments	33	2,070	11,835
Gain from purchase of subsidiaries and joint ventures	8.9	-	12
Gain from derivative financial instruments	32	192,991	(13,552)
Changes in fair value of investments in financial assets	32	(200,484)	(40,985)
Interest expense, net	32	307,504	172,382
(Loss) from disposal of associates		(8,758)	-
Provisions and allowances		54,517	48,607
Share of profit / (loss) of associates and joint ventures	8.9	680,744	(51,183)
Gain on repurchase of Non-Convertible notes	32	-	12,874
Unrealized foreign exchange loss, net		121,193	453,851
Changes in operating assets and liabilities:
(Increase) / Decrease in inventories		(3,041)	491
Decrease in trading properties		870	1,254
(Increase) / Decrease in trade and other receivables		(110,182)	46,147
Increase/ (Decrease) in trade and other payables		96,391	(131,697)
Decrease in salaries and social security liabilities		(17,145)	(3,296)
Decrease in provisions		(3,432)	(614)
Net cash generated by operating activities before income tax paid		814,998	572,038

The following table shows a detail of non-cash transactions occurred in the periods ended December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Decrease in borrowings through a decrease in equity investments in subsidiaries, associates and joint ventures	136,685	-
Reimbursement of expired dividends	812	784
Dividends payable	-	72,182
Increase in investment properties through a decrease in financial assets	48,196	-
Increase in borrowings through a decrease in dividends payable	-	160,173
Increase in financial assets through a decrease in equity investments in associates and joint ventures	30,089	-
Increase in restricted assets through a decrease in assets held for sale	8,742	-
Increase in Property, Plant and Equipment through an increase in borrowings	695	-
Decrease in investment properties through an increase in property, plant and equipment	7,361	-
Decrease in investment properties through an increase in intangible assets	1,666	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

21.	Trade and other liabilities

Group’s trade and other payables as of December 31, 2014 and June 30, 2014 are as follows:

	December 31, 2014	June 30, 2014
Non-current
Admission rights	131,268	113,617
Sale and rent payments received in advance	67,525	51,638
Guarantee deposits	6,513	6,759
Non-current trade payables	205,306	172,014
Tax payment facilities plan	12,487	14,813
Deferred income tax	7,667	7,914
Others	8,257	7,716
Non-current other payables	28,411	30,443
Related parties (Note 34)	66	195
Non-current trade and other payables	233,783	202,652
Current
Trade payables	166,145	64,217
Accrued invoices	104,940	107,982
Guarantee deposits	15,240	9,985
Admission rights	124,322	111,024
Sale and rent payments received in advance	168,631	180,985
Current trade payables	579,278	474,193
VAT payables	34,852	28,509
Deferred revenue	495	495
Other tax payables	35,929	27,478
Dividends payable to non-controlling shareholders	13,911	23,940
Others	9,078	7,449
Current other payables	94,265	87,871
Related parties (Note 34)	64,508	116,661
Current trade and other payables	738,051	678,725
Total trade and other payables	971,834	881,377

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

22.	Salaries and social security liabilities

Group’s Salaries and social security liabilities as of December 31, 2014 and June 30, 2014 are as follows:

	December 31, 2014	June 30, 2014
Non-current
Social security payable	2,874	3,749
Total non-current salaries and social security liabilities	2,874	3,749

Current
Provision for vacation, bonuses and others	62,000	80,577
Social security payable	20,436	18,098
Others	570	601
Total current salaries and social security liabilities	83,006	99,276
Total salaries and social security liabilities	85,880	103,025

23.	Provisions

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Tax and social security claims	Investments in associates and joint ventures (*)	Total
At July 1st, 2013	31,010	1,686	39,091	71,787
Additions	23,641	478	115,359	139,478
Recovery	(7,529)	(574)	-	(8,103)
Used during the period	(2,034)	-	-	(2,034)
Contributions	-	-	(16,667)	(16,667)
Foreign exchange gain	-	-	39,199	39,199
At June 30, 2014	45,088	1,590	176,982	223,660
Additions	16,774	177	67,792	84,743
Recovery	(9,465)	(176)	-	(9,641)
Used during the period	(3,432)	-	(4)	(3,436)
Contributions	-	-	(1,485)	(1,485)
Foreign exchange gain	-	-	10,282	10,282
At December 31, 2014	48,965	1,591	253,567	304,123
(*)	Corresponds to equity interests in affiliates with negative equity, principally New Lipstick LLC.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

23.	Provisions (Continued)

Disclosure of total provisions in current and non-current is as follows:

	December 31, 2014	June 30, 2014
Non-current	262,884	205,228
Current	41,239	18,432
	304,123	223,660

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.	Borrowings

The breakdown of the Group borrowings as of December 31, 2014 and June 30, 2014 was as follows:

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Nominal Value of share capital	December 31, 2014	June 30, 2014
Non-current
NCN IRSA due 2015	Unsecured	Ps.	Floating	Badlar + 395ps	-	-	209,297
NCN IRSA due 2017	Unsecured	US$	Fixed	8.5%	149,000	1,273,079	1,210,359
NCN IRSA due 2017	Unsecured	Ps.	Floating	Badlar + 450 ps	10,790	10,736	10,734
NCN APSA due 2017	Unsecured	US$	Fixed	7.875%	110,000	912,566	866,549
NCN IRSA due 2020	Unsecured	US$	Fixed	11.5%	146,518	1,170,439	1,111,449
Seller financing of plot of land (v)	Secured	US$	Fixed	3.5%	2,334	19,998	19,072
Seller financing of Soleil Factory (i)	Secured	US$	Fixed	5%	-	-	80,126
Seller financing of Zetol S.A. (ii)	Secured	US$	Fixed	3.5%	4,500	46,041	22,058
Bank loans	Unsecured	Ps.	Fixed	15.25%	14,488	13,685	6,938
Syndicated loan (iii)	Unsecured	Ps.	Fixed	(iii)	126,455	24,481	74,964
Banco Provincia de Buenos Aires loan (iv)	Unsecured	Ps.	Fixed	-	-	-	6,421
Related parties (Note 34)	Secured	Ps.	Fixed	15.25%	5,000	2,458	3,750
Related parties (Note 34)	Unsecured	Ps.	Fixed	24.00%	7,000	6,860	-
Related parties (Note 34)	Unsecured	Ps.	Floating	Badlar	12,735	13,156	133,314
Finance leases obligations	Secured	US$	Fixed	7.5%	5,338	576	972
Total Non-current borrowings						3,494,075	3,756,003

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.	Borrowings (Continued)

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Nominal Value of share capital	December 31, 2014	June 30, 2014
Current
NCN IRSA due 2015	Unsecured	Ps.	Floating	Badlar + 395ps	209,398	213,212	4,325
NCN IRSA due 2017	Unsecured	US$	Fixed	8.5%	149,000	43,648	41,472
NCN IRSA due 2017	Unsecured	Ps.	Floating	Badlar + 450ps	10,790	218	255
NCN APSA due 2017	Unsecured	US$	Fixed	7.875%	110,000	9,470	8,968
NCN IRSA due 2020	Unsecured	US$	Fixed	11.5%	146,518	60,283	57,281
Short-term loans	Unsecured	Ps.	Fixed	28.25%	124,488	116,136	2,873
Bank overdrafts	Unsecured	Ps.	Floating	-	-	533,928	401,963
Syndicated loan (iii)	Unsecured	Ps.	Fixed	(iii)	126,455	101,598	101,339
Banco Provincia de Buenos Aires loan (iv)	Unsecured	Ps.	Fixed	-	132,889	133,054	12,886
Seller financing of plot of land (v)	Secured	US$	Fixed	3.5%	-	-	2,335
Seller financing of Soleil Factory (i)	Secured	US$	Fixed	5%	-	-	5,128
Seller financing of Zetol S.A. (ii)	Secured	US$	Fixed	3.5%	-	-	21,207
Other borrowings	Unsecured	-	-	-	-	23,900	74,344
Related parties (Note 34)	Unsecured	Ps.	Fixed	15.25%	5,000	2,458	71
Related parties (Note 34)	Unsecured	Ps.	Floating	Badlar + 300bps	6,635	7,052	1,250
Finance leases obligations	Secured	US$	Fixed	7.5%	2,443	1,683	1,780
Total Current borrowings						1,246,640	737,477
Total borrowings						4,740,715	4,493,480

NCN: Non-convertible Notes
(i)   Seller financing of Soleil Factory (investment properties): Mortgage financing of US$ 20.7 million with a fixed 5% interest rate due in June 2017. As of the date of these financial statements, the mentioned capital is fully canceled.

(ii)
Seller financing of Zetol S.A. (trading properties): Mortgage financing of US$ 7 million with a fixed 3.5% interest rate. The balance is payable, by choice of the seller, in money or with the delivery of units in buildings to be built representative of 12% of the total marketable square meters built.

(iii)
On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.01%. On June 12, 2013 the Company subscribes a new syndicated loan for Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.25%. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 34).

(iv)
On December 12, 2012, the Group subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments beginning in December 2013. Additionally, on February 3, 2014 a new loan has been subscribed for Ps. 20 million. As of the date of these financial statements, the mentioned capital is fully canceled. On December 23, 2014, a new loan with Banco Provincia de Buenos Aires for Ps. 120 million has been subscribed. Principal will be payable in only one installment due on June 19, 2015.

(v)	Seller financing of plot of land - Vista al Muelle S.A. in Canelones, Uruguay (Trading properties).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.	Taxes

The details of the provision for the Group’s income tax, is as follows:

	December 31, 2014	December 31, 2013
Current income tax	(613,867)	(143,166)
Deferred income tax	236,504	150,478
Minimum Presumed Income tax (MPIT)	(1,734)	-
Income tax	(379,097)	7,312

The gross movement on the deferred income tax account is as follows:

	December 31, 2014	June 30, 2014
Beginning of the period /year	23,034	(310,700)
Use of tax loss carryforwards	(236,210)	-
Cumulative translation adjustment	(1,236)	(17,948)
Reclassified to assets held for sale	(33,346)	33,346
Income tax expense and deferred income tax	236,504	318,336
End of period / year	(11,254)	23,034

The Group did not recognize deferred income tax assets of Ps. 26.5 million and Ps. 22.9 million as of December 31, 2014 and June 30, 2014, respectively. Although management believes that it will become profitable in the foreseeable future, as a result of the history of recent losses incurred during the development phase of the different Group’s business operations and the lack of verifiable and objective evidence due to the limited operating history of the Group itself, the Board of Directors has determined that there is sufficient uncertainty as to the generation of sufficient income to utilize the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Below is a reconciliation between income tax recognized and that which would result applying the prevailing tax rate on Profit before income tax for the six-month periods ended December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Tax calculated at the tax rates applicable to profits in the respective countries	(107,653)	2,685
Permanent differences:
Share of profit of associates and joint ventures	(314,425)	17,914
Unrecognized tax losses	(2,437)	(22,087)
Valuation changes and sale of shares Avenida in Torodur	14,602	-
Non-taxable income	20,288	12,117
Others	12,262	(3,317)
Income tax	(377,363)	7,312
Minimum Presumed Income tax (MPIT)	(1,734)	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

26.	Shareholders’ equity

Special reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

Repurchase plan involving common shares and GDS issued by IRSA

On July 25, 2013, IRSA’s Board of Directors set forth the terms and conditions governing the purchase of the Company’s own stock pursuant to Section 64 of Law No. 26,831 and the CNV’s regulations, for up to an aggregate amount of Ps. 200.0 million and up to 5% of the capital stock. During the year ended June 30, 2014, the Company repurchased 533,947 common shares (nominal value Ps. 1 per share) for a total of Ps. 5.2 million and 437,075 GDS (representing 4,370,750 common shares) for a total amount of US$ 5.2 million.

On June 10 2014, the Board of Directors of IRSA resolved to terminate the stock repurchase plan that was approved by resolution of the Board on July 25, 2013, and modified by resolutions adopted on September 18, 2013, October 15, 2013 and October 22, 2013. During the term of the Stock Repurchase Plan, IRSA has repurchased 4,904,697 shares for an aggregate amount of Ps. 37,905,631.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

27.	Revenues

	December 31, 2014	December 31, 2013
Base rent	602,404	499,306
Contingent rent	256,952	178,997
Admission rights	71,488	60,046
Averaging scheduled rent escalation	16,120	10,585
Parking fees	52,989	40,032
Letting fees	20,870	16,825
Service charges	460,919	368,780
Property management fee	15,771	13,035
Others	3,793	2,305
Total rental and service income	1,501,306	1,189,911
Sale of trading properties	5,801	23,140
Revenue from hotel operations	213,036	160,575
Consumer financing	65	334
Total other revenue	218,902	184,049
Total revenues	1,720,208	1,373,960

28.	Costs

	December 31, 2014	December 31, 2013
Costs of rental and services costs	605,781	528,259
Cost of sale and development	6,453	8,003
Costs from hotel operations	138,520	105,437
Costs from consumer financing	64	171
Total costs	750,818	641,870

29.	Expenses by nature

The Group disclosed expenses the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Expenses by nature (Continued)

For the period ended December 31, 2014:

	Group Costs
	Cost of sale and development	Costs of rental and services	Costs from consumer financing	Costs from hotel operations	General and administrative expenses	Selling expenses	Total
Leases and service charges	415	10,637	-	269	1,941	661	13,923
Amortization and depreciation	211	76,171	-	6,067	2,599	138	85,186
Allowance for trade and other receivables (charge and recovery)	-	-	-	-	-	6,651	6,651
Advertising and other selling expenses	-	110,380	-	3,282	-	13,301	126,963
Taxes, rates and contributions	1,641	48,137	-	155	4,053	42,808	96,794
Maintenance, security, cleaning, repair and others	2,646	152,313	-	17,173	9,521	522	182,175
Fees and payments for services	94	17,185	55	1,377	34,894	3,314	56,919
Director´s fees	-	-	-	-	40,556	-	40,556
Salaries, social security costs and other personnel expenses	427	178,262	-	78,015	53,648	13,978	324,330
Cost of sales of properties	829	-	-	-	-	-	829
Food, beverage and other lodging expenses	-	-	-	31,884	4,229	2,369	38,482
Other expenses	190	12,696	9	298	11,151	433	24,777
Total expenses by nature	6,453	605,781	64	138,520	162,592	84,175	997,585

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Expenses by nature (Continued)

For the period ended December 31, 2013:

	Group Costs
	Cost of sale and development	Costs of rental and services	Cost from consumer financing	Cost from hotel operations	General and administrative expenses	Selling expenses	Total
Leases and service charges	694	6,578	-	279	3,659	490	11,700
Amortization and depreciation	242	104,766	-	5,511	2,623	109	113,251
Allowance for trade and other receivables (charge and recovery)	-	-	-	-	-	2,692	2,692
Advertising and other selling expenses	-	94,259	-	2,078	-	12,873	109,210
Taxes, rates and contributions	1,314	38,800	-	243	3,162	33,666	77,185
Maintenance, security, cleaning, repair and others	1,761	118,570	-	12,358	7,291	303	140,283
Fees and payments for services	28	14,144	169	1,006	17,699	2,966	36,012
Director’s fees	-	-	-	-	40,177	-	40,177
Salaries, social security costs and other personnel expenses	77	143,855	-	59,407	45,442	10,482	259,263
Cost of sales of properties	3,862	-	-	-	-	-	3,862
Food, beverage and other lodging expenses	-	-	-	24,336	3,211	1,633	29,180
Other expenses	25	7,287	2	219	6,115	547	14,195
Total expenses by nature	8,003	528,259	171	105,437	129,379	65,761	837,010

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.	Employee costs

	December 31, 2014	December 31, 2013
Salaries, bonuses and social security expenses	297,142	229,303
Costs of equity incentive plan and defined contribution plan	7,268	13,470
Other employee costs and benefits	19,920	16,490
Total employee costs	324,330	259,263

31.	Other operating results, net

	December 31, 2014	December 31, 2013
Gain from disposal of equity interest in associate	8,758	-
Expenses related to transfers of investment property to subsidiaries (1)	(110,482)	-
Reversal of currency translation adjustment (2)	188,323	-
Donations	(7,847)	(7,534)
Judgments and other contingencies (3)	(7,747)	(6,865)
Others	(3,018)	(2,945)
Total other operating results, net	67,987	(17,344)

(1) On December 22, 2014, IRSA conveyed title on the properties located in Bouchard 710, Suipacha 652, Torre BankBoston, República Building, Intercontinental Plaza and the plot of land next to the latter, to its subsidiary IRSA Propiedades Comerciales, which as from such date will continue to operate such properties. This transfer has had no effects whatsoever in the consolidated financial statements of the Group other than the expenses and taxes associated to the transfer.
  (2) Corresponds to the reversal of the translation reserve generated in Rigby following the partial repayment of principal of the company (see Note 4).
  (3) Includes legal costs and expenses.

32.	Financial results, net

	December 31, 2014	December 31, 2013
Finance income:
- Interest income	19,765	33,013
- Foreign exchange	14,268	20,732
- Dividends income	8,356	6,510
Total finance income	42,389	60,255
Finance costs:
- Interest expense	(327,269)	(205,395)
- Foreign exchange	(177,986)	(496,636)
- Other finance costs	(39,401)	(26,200)
Subtotal finance costs	(544,656)	(728,231)
Less: Capitalized finance costs	9,838	14,657
Total finance costs	(534,818)	(713,574)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	200,484	13,552
- Loss on derivative financial instruments, net	(192,991)	(12,874)
- Gain on repurchase of Non-Convertible Notes	-	40,985
Total other financial results	7,493	41,663
Total financial results, net	(484,936)	(611,656)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Share-based payments

Equity incentive plan

The Group incurred a charge of Ps. 4,072 and Ps. 11,835 for the six-month periods ended December 31, 2014 and 2013, respectively.

34.	Related party transactions

During the normal course of business, the Group conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:
-
An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

-	An entity is a subsidiary, associate or joint venture of the entity or its controlling or controlled company.

The main transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2014.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of  December 31, 2014:

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Parent Company
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	16	-	(5,772)	-	-	-
	Sale of good and/or services	-	-	-	216	-	-	-	-	-
	Share-based payments	-	-	-	-	-	(5,467)	-	-	-
	Long-term incentive plan	-	-	-	-	-	(12,545)	-	-	-
	Management Fees	-	-	-	-	-	(63)	-	-	-
	Corporate services	-	-	-	-	-	(23,072)	-	-	-
	Non-Convertible Notes	-	-	-	-	-	-	(59,899)	(2,127)	-
	Leases and/or rights of use	-	-	-	687	-	-	-	-	-
Total Parent Company		-	-	-	919	-	(46,919)	(59,899)	(2,127)	-
Associates
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	512	-	(198)	-	-	-
	Borrowings	-	-	-	-	-	-	(14,875)	(22,647)	-
	Leases and/or rights of use	-	-	-	155	-	-	-	-	-
	Commissions per stands	-	-	-	59	-	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	-	-	804	-	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	-	2,416	-	-	-	-	-
Banco de crédito y securitización	Reimbursement of expenses	-	-	-	613	-	-	-	-	-
Tarshop S.A.	Leases and/or rights of use	-	-	-	1	46	(436)	-	-	-
	Reimbursement of expenses	-	-	-	898	-	-	-	-	-
Total Associates		-	-	-	5,458	46	(634)	(14,875)	(22,647)	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Joint Ventures
Baicom Networks S.A.	Contributions to be paid in	-	-	-	10	-	-	-	-	-
	Management fees	-	-	-	8	-	-	-	-	-
	Borrowings	-	-	1,208	10	-	-	-	-	-
	Reimbursement of expenses	-	-	-	565	-	-	-	-	-
Enterteinment Holding S.A.	Reimbursement of expenses	-	-	-	227	-	-	-	-	-
	Borrowings	-	-	-	66	-	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	-	134	-	-	-	-	-
	Borrowings	-	-	-	74	-	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	-	-	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-	-	-	-	(13,157)	-	-
	Reimbursement of expenses	-	-	-	14	-	(4)	-	-	-
	Credit due to capital reduction	-	-	-	8,847	-	-	-	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	280	-	(5)	-	-	-
	Proceeds from leasing	-	-	-	-	-	(4)	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(687)	-	-	-
	Management fees	-	-	-	2,501	-	-	-	-	-
	Share-based payments	-	-	-	326	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(7,051)	-
Puerto Retiro S.A.	Borrowings	-	-	-	1,956	-	-	-	-	-
	Reimbursement of expenses	-	-	-	220	-	-	-	-	-
Quality Invest S.A.	Management fees	-	-	-	22	-	(6)	-	-	-
	Reimbursement of expenses	-	-	-	63	-	-	-	-	-
Total Joint Ventures			-	1,208	15,323	-	(706)	(13,157)	(7,051)	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Subsidiaries of the parent company
Exportaciones Agroindustriales	Reimbursement of expenses	-	-	-	-	-	(6)	-	-	-
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	-	141	-	(29)	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	-	1	-	-	-	-	-
Total Subsidiaries of the parent company		-	-	-	142	-	(35)	-	-	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-	-	-	2,893	-	-	-	-	-
Estudio Zang, Bergel y Viñes	Advances	-	-	-	18	-	-	-	-	-
	Legal services	-	-	-	-	-	(520)	-	-	-
Dolphin Fund Ltd.	Reimbursement of expenses	-	-	-	60	-	-	-	-	-
Austral Gold	Reimbursement of expenses	-	-	-	1	-	(1)	-	-	-
Consultores Venture Capital Uruguay	Reimbursement of expenses				1,052	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	-	304	-	-	-	-	-
	Borrowings	-	-	-	5	-	-	-	-	-
EMP	Management fees	-	-	-	-	-	(32)	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	-	93	-	-	-	-	-
Museo de los niños	Reimbursement of expenses	-	-	-	76	-	-	-	-	-
	Leases and/or rights of use	-	-	-	930	-	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	911	-	-	-	-	-
	Borrowings	-	-	-	5	-	-	-	-	-
Total other related parties		-	-	-	6,348	-	(553)	-	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Directors and Senior Management
Directors	Fees	-	-	-	-	12	(15,651)	-	-	-
	Reimbursement of expenses	-	-	-	301	-	(10)	-	-	-
	Guarantee deposits	-	-	-	-	8	-	-	-	-
	Advances	-	-	-	6,827	-	-	-	-	-
Total Directors and Senior Management		-	-	-	7,128	20	(15,661)	-	-	-
Total		-	-	1,208	35,318	66	(64,508)	(87,931)	(31,825)	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2014:

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Parent Company
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	16	-	(3,723)	-	-	-
	Corporate services	-	-	-	-	-	(33,710)	-	-	-
	Sale of good and/or services	-	-	-	701	-	-	-	-	-
	Dividends payable	-	-	-	-	-	(36,462)	-	-	-
	Leases and/or rights of use	-	-	-	1,598	-	-	-	-	-
	Non-Convertible Notes	-	14,079	-	-	-	-	(56,972)	(2,023)	-
	Long-term incentive plan	-	-	-	-	-	(10,557)	-	-	-
	Share-based payments	-	-	-	-	-	(3,673)	-	-	-
Total Parent Company		-	14,079	-	2,315	-	(88,125)	(56,972)	(2,023)	-
Associates
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	-	(1,547)	-	-
	Borrowings	-	-	-	-	-	-	(17,781)	(23,285)
	Derivatives	-	-	-	-	-	-	-	-	(5,225)
	Leases and/or rights of use	-	-	-	200	-	-	-	-	-
	Commissions per stands	-	-	-	59	-	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	-	-	765	-	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	-	2,297	-	-	-	-	-
Banco de crédito y securitización	Leases and/or rights of use	-	-	-	19	-	(80)	-	-	-
Tarshop S.A.	Leases and/or rights of use	-	-	-	-	(175)	(677)	-	-	-
	Reimbursement of expenses	-	-	-	687	-	-	-	-	-
	Commissions per stands	-	-	-	19	-	-	-	-	-
Total Associates		-	-	-	4,046	(175)	(2,304)	(17,781)	(23,285)	(5,225)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Joint Ventures
	Contributions to be paid in	-	-	-	10	-	-	-	-	-
Baicom Networks S.A.	Management fees	-	-	-	2	-	-	-	-	-
	Borrowings	-	-	1,143	-	-	-	-	-	-
	Reimbursement of expenses	-	-	-	193	-	-	-	-	-
Entertainment Holding S.A.	Reimbursement of expenses	-	-	-	165	-	-	-	-	-
	Borrowings	-	-	-	20	-	-	-	-	-
Entertainment Universal S.A.	Reimbursement of expenses	-	-	-	103	-	-	-	-	-
	Borrowings	-	-	-	68	-	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	864	-	-	-	-	-
	Borrowings	-	-	-	4	-	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-	-	-	-	(133,314)	-	-
	Reimbursement of expenses	-	-	-	66	-	(9)	-	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	223	-	(72)	-	-	-
	Proceeds from leasing	-	-	-	-	-	(18)	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(630)	-	-	-
	Management fees	-	-	-	1,338	-	-	-	-	-
	Share-based payments	-	-	-	304	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(71)	-
Puerto Retiro S.A.	Contributions to be paid in	-	-	-	160	-	-	-	-	-
	Borrowings	-	-	-	3,230	-	-	-	-	-
	Reimbursement of expenses	-	-	-	213	-	-	-	-	-
Quality Invest S.A.	Management fees	-	-	-	22	-	(45)	-	-	-
	Reimbursement of expenses	-	-	-	64	-	-	-	-	-
Total Joint Ventures		-	-	1,143	7,049	-	(774)	(133,314)	(71)	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Subsidiaries of the parent company
Cactus Argentina S.A.	Reimbursement of expenses	-	-	-	2	-	(515)	-	-	-
Exportaciones Agroindustriales	Borrowings	-	-	-	2,134	-	-	-	-	-
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	-	138	-	(29)	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	-	1	-	-	-	-	-
Total Subsidiaries of the parent company		-	-	-	2,275	-	(544)	-	-	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-	-	-	14,378	-	(11,099)	-	-	-
Estudio Zang, Bergel y Viñes	Advances	-	-	-	4	-	-	-	-	-
	Legal services	-	-	-		-	(513)	-	-	-
Austral Gold	Reimbursement of expenses	-	-	-	8	-	(1)	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	-	228	-	-	-	-	-
	Borrowings	-	-	-	4	-	-	-	-	-
EMP	Management fees	-	-	-		-	(31)	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	-	72	-	-	-	-	-
IRSA Real Estate Strategies LP	Capital contribution	-	-	-		-	(8)	-	-	-
Inversiones Financieras del Sur S.A.	Borrowings	-	-	-	378	-	(5)	-	-	-
IRSA Developments LP	Capital contribution	-	-	-		-	(13)	-	-	-
Museo de los niños	Reimbursement of expenses	-	-	-	767	-	(9)	-	-	-
Total Other related parties		-	-	-	15,839	-	(11,679)	-	-	-
Directors and Senior Management
Directors	Fees	-	-	-	301	-	(13,225)	-	-	-
	Reimbursement of expenses	-	-	-	-	-	(10)	-	-	-
	Tenant deposits	-	-	-	-	(20)	-	-	-	-
Total Directors and Senior Management		-	-	-	301	(20)	(13,235)	-	-	-
Total		-	14,079	1,143	31,825	(195)	(116,661)	(208,067)	(25,379)	(5,225)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended December 31, 2014:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries	Letting fees
Parent Company
Cresud S.A.C.I.F. y A.	(1,968)	(50)	(44,141)	-	(4,574)	-	-	-
Total Parent company	(1,968)	(50)	(44,141)	-	(4,574)	-	-	-
Associates
Banco Hipotecario S.A.	1,010	-	-	-	(3,297)	-	-	-
Banco de crédito y securitización	2,055	-	-	-	-	-	-	-
Tarshop S.A.	3,106	-	-	-	-	-	-	21
Total Associates	6,171	-	-	-	(3,297)	-	-	21
Joint Ventures
Baicom Networks S.A.	-	6	-	-	67	-	-	-
Cyrsa S.A.	-	-	-	-	(7,895)	-	-	-
Nuevo Puerto Santa Fe S.A.	(402)	1,233	-	-	(625)	-	-	-
Puerto Retiro S.A.	-	-	-	-	370	-	-	-
Quality Invest S.A.	-	108	-	-	-	-	-	-
Total Joint Ventures	(402)	1,347	-	-	(8,083)	-	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(1,973)	-	-	-	-
Fundación IRSA	-	-	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(318)	-	-	-	-	-		-
Consultores Asset Management S.A.	-	79	-	-	-	-	-	-
Exportaciones Agroindustriales	-	-	-	-	133	-	-	-
Fundación IRSA	-	-	-	-	-	(1,905)	-	-
Hamonet S.A.	(167)	-	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	56	-	-	-
Total Other related parties	(485)	79	-	(1,973)	189	(1,905)	-	-
Directors and Senior Management
Directors	-	-	-	-	-	-	(39,787)	-
Senior Management	-	-	-	-	-	-	(3,410)	-
Total Directors and Senior Management	-	-	-	-	-	-	(43,197)	-
Total	3,316	1,376	(44,141)	(1,973)	(15,765)	(1,905)	(43,197)	21

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended December 31, 2013:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Parent Company
Cresud S.A.C.I.F. y A.	827	-	(45,719)	-	(10,376)	-	-
Total Parent Company	827	-	(45,719)	-	(10,376)	-	-
Associates
Banco Hipotecario S.A.	262	-	-	-	22,358	-	-
Banco de crédito y securitización	178	-	-	-	-	-	-
Tarshop S.A.	3,777	(239)	-	-	-	-	-
Total Associates	4,217	(239)	-	-	22,358	-	-
Joint Ventures
Baicom Networks S.A.	-	6	-	-	59	-	-
Cyrsa S.A.	-	-	-	-	(8,628)	-	-
Nuevo Puerto Santa Fe S.A.	(230)	986	-	-	-	-	-
Puerto Retiro S.A.	-	-	-	-	456	-	-
Quality Invest S.A.	-	108	-	-	-	-	-
Total Joint Ventures	(230)	1,100	-	-	(8,113)	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(1,201)	-	-	-
Fundación IRSA	-	-	-	-	-	(1,450)	-
Isaac Elsztain e Hijos S.C.A.	(219)	-	-	-	-	-	-
Hamonet S.A.	(114)	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	151	-	-
Total Other related parties	(333)	-	-	(1,201)	151	(1,450)	-
Directors and Senior Management
Senior Management	-	-	-	-	-	-	(2,315)
Directors	-	-	-	-	-	-	(27,346)
Total Directors and Senior Management	-	-	-	-	-	-	(29,661)
Total	4,481	861	(45,719)	(1,201)	4,020	(1,450)	(29,661)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

35.	CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the Argentine Securities Exchange Commission (CNV) issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Storage of documentation	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, C.A.B.A.
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, C.A.B.A.
Iron Mountain Argentina S.A.	Saraza 6135, C.A.B.A.
Iron Mountain Argentina S.A.	Azara 1245, C.A.B.A. (i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au. Ezeiza-Cañuelas KM 45
Iron Mountain Argentina S.A.	Cañada de Gomez 3825 – C.A.B.A.

  (i) On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. To the date of these financial statements, the Group has not been notified whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Group, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal business operations.

      It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

36.	CNV General Resolution N°. 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution No. 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclosure the information required by the Resolution in
Exhibits.

Exhibit A - Property, plant and equipment	Note 10 Investment properties and Note 11 Property, plant and equipment
Exhibit B - Intangible assets	Note 13 Intangible assets
Exhibit C - Equity investments	Note 37 Equity investments
Exhibit D - Other investments	Note 12 Financial instruments by category
Exhibit E – Provisions	Note 17 Trading and other receivables and Note 23 Provisions
Exhibit F - Cost of sales and services provided	Note 12 Trading properties
Exhibit G - Foreign currency assets and liabilities	Note 38 Foreign currency assets and liabilities

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

37.	Equity investments

Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.14	Value recorded as of 06.30.14	Market value as of 12.31.14	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders' Equity
Joint Ventures
Baicom Networks S.A.	Common shares 1 vote	4,701,455	2,928	2,950	Not publicly traded	Real estate	Argentina	12.31.14	9,403	(722)	5,856	50.00%
	Irrevocable contributions		-	340
	Higher value		276	276

Cyrsa S.A.	Common shares 1 vote	8,748,269	15,346	152,229	Not publicly traded	Real estate	Argentina	12.31.14	17,497	9,933	30,692	50.00%

Entertainment Holdings S.A.	Common shares 1 vote	22,395,574	23,128	19,092	Not publicly traded	Investment	Argentina	12.31.14	44,791	6,296	46,456	50.00%
	Irrevocable contributions		100	721
	Lower value		(23,192)	(23,192)
	Goodwill		26,647	26,647

Entretenimiento Universal S.A.	Common shares 1 vote	300	(55)	(59)	Not publicly traded	Event organization and others	Argentina	12.31.14	12	(75)	(2,205)	2.5%

Nuevo Puerto Santa Fe S.A.	Common shares 1 vote	138,750	20,908	21,566	Not publicly traded	Commercial real estate	Argentina	12.31.14	27,750	3,934	41,817	50.00%
	Higher value		3,892	3,980
	Goodwill		1,323	1,323

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

37.	Equity investments (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.14	Value recorded as of 06.30.14	Market value as of 12.31.14	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders' Equity
Puerto Retiro S.A.	Common shares 1 vote	23,067,250	14,950	13,868	Not publicly traded	Real estate	Argentina	12.31.14	46,135	(1,398)	33,437	50.00%
	Irrevocable contributions		1,769	1,781
	Higher value		29,209	29,209

Quality Invest S.A.	Common shares 1 vote	70,314,342	67,675	64,402	Not publicly traded	Real estate	Argentina	12.31.14	140,629	5,545	135,349	50.00%
	Irrevocable contributions		-	500
	Goodwill		3,911	3,911
	Higher value		(2,889)	(2,886)
Total Joint Ventures			185,926	316,658
Associates
Avenida Inc	Preferred shares 1 vote	4,742,836	-	2,023	-	Investment	United States	12.31.14	-	-	-	17.68%
	Goodwill		-	9,073

Banco de Crédito & Securitización S.A. (1)	Common shares 1 vote	3,984,375	14,221	13,610	Not publicly traded	Financial	Argentina	12.31.14	62,500	55,461	239,891	6.38%

Banco Hipotecario S.A. (1)	Common shares 1 vote	448,491,787	1,288,964	1,212,781	4.35	Financial	Argentina	12.31.14	1,500,000	549,972	4,396,907	29.90%
	Higher value		(770)	(1,156)
	Goodwill		1,582	-

Bitania 26 S.A.	Common shares 1 vote	4,724,203	13,786	12,308	Not publicly traded	Real estate	Argentina	12.31.14	20,000	3,017	28,135	49.00%
	Goodwill		1,736	1,736
	Higher value		7,860	8,085

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

37.	Equity investments (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.14	Value recorded as of 06.30.14	Market value as of 12.31.14	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders' Equity
IDB Development Corporation Ltd	Common shares 1 vote	92,618,950	400,187	595,342	(3) 1.97	Investment	Israel	12.31.14	-	-	-	31.26%

Lipstick Management LLC	Common shares 1 vote	N/A	2,225	1,689	Not publicly traded	Management company	United States	12.31.14	-	(2) 90	(2) 532	49.00%
	Irrevocable contributions		56	50

Manibil S.A.	Common shares 1 vote	37,747,880	39,837	38,279	Not publicly traded	Real estate	Argentina	12.31.14	77,037	3,181	96,301	49.00%
	Irrevocable contributions		7,350	-
	Goodwill		10	10

New Lipstick LLC	Common shares 1 vote	N/A	(254,997)	(193,590)	Not publicly traded	Real State	United States	12.31.14	-	(2) (16,224)	(2) (88,651)	49.82%
	Irrevocable contributions		1,485	16,667

Supertel	Common shares 1 vote	1,261,723	3,227	31,577	2.31	Hotel	United States	12.31.14	(2) 47	(2) (3,714)	(2) (12,345)	26.91%

Tarshop S.A.	Common shares 1 vote	26,759,288	15,755	23,530	Not publicly traded	Consumer financing	Argentina	12.31.14	-	-	-	20.00%
	Irrevocable contributions		22,000	-
	Higher value		(4,393)	(4,849)
Total Associates			1,560,121	1,767,165
Total investments in associates and joint ventures			1,746,047	2,083,823

            (1) The balances correspond to the financial statements of Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A. prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.
    (2) Amounts stated in US dollars (US$).
    (3) Market value in NIS.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

38.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (3)	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 12.31.14	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 06.30.14
Assets
Trade and other receivables
US Dollar	17,805	8.45	150,470	5,977	8.033	47,811
Euros	-	10.265	3	2	10.991	26
Swiss francs	80	8.540	683	27	9.051	242
Uruguayan Pesos	954	0.400	382	1,100	0.356	392
Total unrelated party			151,538			48,471
Related party US$
Total related parties US$	718	8.551	6,141	1,993	8.133	16,208
Total trade and other receivables			157,679			64,679
Investments in financial assets
US Dollar	44,992	8.45	380,231	35,240	8.033	283,083
Pounds	883	13.146	11,603	1,021	13.913	14,206
New Israel Shekel	-	-	-	5	2.377	13
Total unrelated party			391,834			297,302
Related party US$
Total related parties US$	552	8.551	4,722	-	-	-
Total investments in financial assets			396,556			297,302
Derivative financial instruments
US Dollar	485	8.45	4,096	4,622	2.377	10,986
New Israel Shekel	1,202	2.193	2,636	-	-	-
Total derivative financial instruments			6,732			10,986
Cash and cash equivalents
US Dollar	46,797	8.45	395,483	15,147	8.033	121,674
Euros	107	10.265	1,099	116	10.991	1,278
Brazilian Reais	6	3.350	20	2	3.550	6
Swiss francs	-	8.720	-	-	9.051	1
Uruguayan Pesos	172	0.400	69	90	0.356	32
New Israel Shekel	54	2.193	119	116,210	2.377	276,235
Pounds	2	13.146	31	2	13.913	32
Total cash and cash equivalents			396,821			399,258
Total assets as of 12.31.14			957,788			-
Total assets as of 06.30.14						772,225

Liabilities
Trade and other payables
US Dollar	20,573	8.551	175,923	13,637	8.133	110,908
Swiss francs	50	8.653	433	-	-	-
Uruguayan Pesos	1,757	0.421	739	1,486	0.382	567
Total unrelated party			177,095			111,475
Related party US$
Total related parties US$	444	8.551	3,793	1,506	8.133	12,248
Total trade and other payables			180,888			123,723
Borrowings
US Dollar	402,515	8.551	3,441,904	426,670	8.133	3,470,110
Total unrelated party			3,441,904			3,470,110
Related party US$
Total related parties US$	2,705	8.551	23,130	-	-	-
Total borrowings			3,465,034			3,470,110
Derivative Financial Instruments
New Israel Shekel	229,705	2.193	503,743	134,980	2.377	320,847
Total derivative financial instruments			503,743			320,847
Provisions
US Dollar	50	8.551	428	200	8.133	1,627
Total Provisions			428			1,627
Salaries and social security liabilities
US Dollar	18	8.551	158	-	-	-
Total Salaries and social security liabilities			158			-
Total liabilities as of 12.31.14			4,150,251
Total liabilities as of 06.30.14						3,916,307

(1) Considering foreign currencies those that differ from Company’s functional currency at each period/year-end.
(2) Exchange rate as of December 31, 2014 and June 30, 2014 according to Banco Nación Argentina records.
(3) The Company uses derivative instruments as complement in order to reduce its exposure to exchange rate movements (See Note 15).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

39.	Group of assets and liabilities held for sale

Assets and liabilities related to the operation of the building located in 183 Madison Av., NY, United States, owned by the subsidiary of the Group, Rigby 183 LLC, and that form part of the international business segment, have been reported in the balance sheet as of June 30, 2014 as available for sale as per the contract for the sale of the building entered into on May 16, 2014. The transaction is subject to compliance with certain conditions which were complied during September 2014. Once conditions are met, the company should leave the amount of US$ 1 million in escrow for six months, because of possible latent defects.

Pursuant to IFRS 5, assets and liabilities available for sale have been valued at the lower of their book value or fair value less selling cost. Since fair value is higher than book value of the pool of assets available for sale including some goodwill related to the acquisition, no impairment has been recorded as of June 30, 2014.

The following table shows the main assets and liabilities available for sale:

Assets held for sale

June 30, 2014
Investment properties	1,098,990
Intangible assets – Goodwill	77,086
Restricted assets	163,501
Trade and other receivables	17,990
Derivative financial instruments	299
Total	1,357,866

Liabilities directly associated with assets classified as held for sale

June 30, 2014
Trade and other liabilities	170,245
Deferred income tax liabilities	33,346
Borrowings	603,021
Total	806,612

As indicated in note 3, on September 29, 2014, the sale of the Madison 183 Building was finalized in the amount of US$ 185 million. Proceeds from the sale were Ps. 1,535 million, while associated costs amounted to Ps. 1,238 million, thus making a gain on the transaction of Ps. 296.5 million, included in the line item Gain / (loss) on sale of investment properties in the Statement of income.

Upon the sale, the Company deposited Us$ 1.037 million under escrow (approximately equals to Ps. 8.8 million at the exchange rate prevailing on December 31, 2014) to cover for potential additional costs that may arise in relation to the transaction, which amount is accounted for under Restricted assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

40.           Negative working capital

As of the period-end, the Group has recorded negative working capital which is currently under consideration of the Board of Directors and Management.

41.	Subsequent events

• On January 7, 2015 the Board of BHSA decided to make available to shareholders as from January 16, 2015 the dividends that had been approved by the General Ordinary Shareholders’ Meeting held on April 24, 2014 in the amount of Ps. 42 million, following a ruling with no objection whatsoever issued by the BCRA on December 23, 2014.

• On February 5, 2014, the Group, through Ritelco, sold its interest in Bitania 26 S.A., representing 49% of its capital stock, for an amount of US$ 4.2 million. The result for this transaction amounted approximately to Ps. 12.5 million.

• On January 19, 2015, DFL acquired in the open market 94,000 shares of IDBD for a total amount of NIS 0.13 million (equal to US$ 0.03 million on the purchase date) and later sold 50% to ETH in accordance with the terms and conditions of the agreement executed between the parties. Additionally, DFL acquired 42,564 shares of Discount Investment Corporation Ltd, a subsidiary of IDBD, for a consideration of NIS 0.24 million (equal to US$ 0.06 million on the purchase date), 50% of which were offered to ETH under the terms and conditions of the agreement entered into between the parties. However, ETH decided not to acquire 50% of the shares.

Besides, on January 19, 2015, IDBD issued a prospectus for the Rights Offering pursuant to the irrevocable tender offer of DN B.V. granting on January 26, 2015 1 right (a “New Right”) for each 25 shares of IDBD held. These new rights allow to subscribe on February 10, 2015 an amount of 45 common shares of IDBD at a price of NIS 68.04 (NIS 1.512 per share) and 20 Warrants Series 4, 19 Warrants Series 5 and 17 Warrants Series 6 to be issued by IDBD, with no charge. Each warrant to be issued by IDBD entitles to the acquisition of one common share of IDBD. Series 4 falls due on February 10, 2016 and will be exercisable at NIS 1.663 per warrant. Series 5 falls due on February 12, 2017 and will be exercisable at NIS 1.814 per warrant. Series 6 falls due on February 12, 2018 and will be exercisable at NIS 1.966 per warrant. The Rights Offering prospectus also provides that on February 5, 2015, rights received will be traded in the open market.

As a result of the Rights Offering described above, on January 26, 2015, DN B.V. received 3.7 million New Rights and DFL received 1,880 New Rights. Additionally, on February 5, 2015, DN B.V. acquired 2.05 million New Rights for a total amount of NIS 0.94 million (equal to US$ 0.24 million on the purchase date), 50% of which were offered to ETH pursuant to the terms and conditions of the agreement entered into between the parties.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

41.	Subsequent events (Continued)

On February 4, 2015, ETH forwarded a communication to IDBD expressing that, in view of the circumstances at the time of the letter; it would not exercise the New Rights that belongs to it pro rata, but making it clear that ETH reserved the right to change its decision.

As a result of the New Rights, the prices corresponding to committed tender offers mentioned in Note 9 have been adjusted accordingly to NIS 7.798 and NIS 8.188 per share for the 2015 and 2016 commitments, respectively, and the number of shares pledged by DN B.V. will be adjusted accordingly.

On the balance sheet date, DN B.V. had a total of 92,618,950 common shares, 16,170,392 warrants Series 2, 15,998,787 warrants Series 3 and 5,753,013 New Rights of IDBD, which represented an undiluted holding of 31.26% and a fully diluted holding of 32.38% of IDBD; however, such figures will be modified based on the outcome of the Rights Offering, on February 10, 2015. In addition, DFL held 47,000 shares and 1,880 New Rights of IDBD, which represented an undiluted interest of 0.02% and a fully diluted interest of 0.01%, subject to the same clarifications as DN B.V. as regards Rights Offering.

On the balance sheet date, the number of shares pledged to secure the tender offers amounted to 29,937,591. After exercising the Rights Offering scheduled for subscription on February 10, 2015, a total of 32,033,855 pledged shares will be maintained, and in compliance with the Rules of the Tel Aviv Stock Exchange, a total of 46,002,541 shares and 335,715 warrants of each one of Series 2 and 3 will be blocked.

As from December 31, 2014, the value per share of IDBD declined from NIS 1.97 per share to NIS 1.27 per share and the NIS/US$ exchange rate went from 3.8987 NIS per Dollar to 3.899 NIS per Dollar, resulting in a reduction of the Group financial assets by US$ 16.43 million (approximately Ps. 142.7 million) and an increase in the Group’s liabilities associated to the tender offers committed of US$ 5.1 million (approximately Ps. 43.9 million).

Free translation from the original prepared in Spanish for publication in Argentina

REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements attached of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed  interim consolidated statements of financial position as of December 31, 2014, and the unaudited condensed interim consolidated statement of income and comprehensive income for the six and three-month periods ended December 31, 2014 and the unaudited condensed interim consolidated statement of changes in shareholders’ equity and unaudited condensed interim consolidated statement of cash flows for the six-month period ended December 31, 2014 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2014 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of  these unaudited condensed interim consolidated financial statements  in accordance with the International Financial Reporting Standards , adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE)  as professional accounting standards and added by the National Securities Commission (CNV) to its regulations as approved by the International Accounting Standard Board (IASB) and , for this reason,  is responsible for the preparation and presentation of the unaudited condensed interim consolidated  financial statements mentioned in first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph “Scope of our review”.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of comprehensive income and consolidated statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the regulations of the International Accounting Standard No. 34.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)
the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are recorded in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of  IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)	we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

d)
at December 31, 2014, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 531,793 which was no callable at that date.

Autonomous City of Buenos Aires, February 9, 2015

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 102 F° 191

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2014 and June 30, 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2014	06.30.2014
ASSETS
Non-current Assets
Investment properties	6	416,881	736,865
Property, plant and equipment	7	2,673	8,164
Trading properties	8	10,703	8,387
Intangible assets	9	57,821	57,893
Investments in subsidiaries, associates and joint ventures	5	1,721,453	3,441,214
Deferred income tax assets	20	-	327,789
Income tax and minimum presumed income tax credit		116,311	102,695
Trade and other receivables	12	2,540,230	400,860
Investments in financial assets	13	77	91
Total Non-current Assets		4,866,149	5,083,958
Current Assets
Trading properties	8	16	2,652
Inventories	10	576	584
Trade and other receivables	12	311,287	105,491
Income tax and minimum presumed income tax ("MPIT") credit		1,696	14,657
Investments in financial assets	13	495,390	54,330
Derivative financial instruments		-	650
Cash and cash equivalents	15	139,537	43,440
Total Current Assets		948,502	221,804
TOTAL ASSETS		5,814,651	5,305,762
SHAREHOLDERS’ EQUITY
Share capital		573,771	573,771
Treasury stock		4,905	4,905
Inflation adjustment of share capital		123,329	123,329
Share premium		793,123	793,123
Cost of treasury stock		(37,906)	(37,906)
Changes in non-controlling interest		(4,594)	(21,808)
Reserve for share-based payments		55,305	53,235
Legal reserve		116,840	116,840
Special reserve		3,825	375,487
Reserve for new developments		-	413,206
Cumulative translation adjustment		246,829	398,931
Retained earnings		5,291	(784,869)
TOTAL SHAREHOLDERS’ EQUITY		1,880,718	2,008,244
LIABILITIES
Non-Current Liabilities
Trade and other payables	16	1,465	4,793
Borrowings	19	2,548,090	2,815,958
Deferred income tax liabilities	20	488,748	-
Provisions	18	221,066	4,196
Total Non-Current Liabilities		3,259,369	2,824,947
Current Liabilities
Trade and other payables	16	131,660	147,948
Salaries and social security liabilities	17	6,169	6,735
Borrowings	19	519,741	303,832
Provisions	18	16,994	14,056
Total Current Liabilities		674,564	472,571
TOTAL LIABILITIES		3,933,933	3,297,518
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		5,814,651	5,305,762

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Alejandro G. Elsztain
Vice president II
Acting as President

1

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Income
for the six and three-month periods beginning on July 1st and October 1st, 2014 and 2013 and ended December 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

		Six months		Three months
	Note	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Revenues	22	169,315	138,886	79,459	67,821
Costs	23	(49,499)	(46,761)	(23,914)	(20,770)
Gross profit		119,816	92,125	55,545	47,051
Gain from disposal of investment properties	6	2,612,773	7,481	2,591,796	7,481
General and administrative expenses	24	(42,790)	(39,130)	(22,452)	(24,501)
Selling expenses	24	(9,468)	(13,077)	(4,437)	(4,319)
Other operating results, net	26	(5,287)	(4,685)	(999)	(1,975)
Profit from operations		2,675,044	42,714	2,619,453	23,737
Share of profit of subsidiaries, associates, and joint ventures	5	(1,531,801)	257,780	(1,614,955)	130,012
Profit from operations before financial results and income tax		1,143,243	300,494	1,004,498	153,749
Finance income	27	34,409	58,221	13,467	29,707
Finance cost	27	(346,704)	(526,867)	(145,975)	(317,344)
Other financial results	27	(9,782)	(1,911)	(9,339)	(17,605)
Financial results, net	27	(322,077)	(470,557)	(141,847)	(305,242)
Profit / (Loss) before income tax		821,166	(170,063)	862,651	(151,493)
Income tax	20	(816,652)	148,385	(861,395)	97,433
Profit / (Loss) for the period		4,514	(21,678)	1,256	(54,060)

Profit / (Loss) per share for the period:
Basic		0.008	(0.038)	0.002	(0.097)
Diluted		0.008	(0.038)	0.002	(0.097)

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Alejandro G. Elsztain
Vice president II
Acting as President

2

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the six and three-month periods beginning on July 1st and October 1st, 2014 and 2013 and ended December 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Six months		Three months
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Profit / (Loss) for the period	4,514	(21,678)	1,256	(54,060)
Other Comprehensive Income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment of subsidiaries, associates, and joint ventures	(152,102)	51,436	(188,758)	36,525
Other comprehensive income for the period (i)	(152,102)	51,436	(188,758)	36,525
Total comprehensive income for the period	(147,588)	29,758	(187,502)	(17,535)

(i)	Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Alejandro G. Elsztain
Vice president II
Acting as President

3

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Share capital	Treasury Stock	Inflation adjustment of Share Capital and Treasury Stock (2)	Share premium	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based compensation	Legal reserve	Special reserve (1)	Reserve for new developments	Cumulative translation adjustment	Retained earnings	Total Shareholders’ equity
Balance at June 30, 2014	573,771	4,905	123,329	793,123	(37,906)	(21,808)	53,235	116,840	375,487	413,206	398,931	(784,869)	2,008,244
Profit for the period	-	-	-	-	-	-	-	-	-	-	-	4,514	4,514
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	(152,102)	-	(152,102)
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	(152,102)	4,514	(147,588)
Reserve for share-based compensation	-	-	-	-	-	-	2,070	-	-	-	-	-	2,070
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	778	778
Appropriation of retained earnings approved by Shareholders’ meeting held 11.14.14	-	-	-	-	-	-	-	-	(371,662)	(413,206)	-	784,868	-
Acquisition of non-controlling interest	-	-	-	-	-	17,214	-	-	-	-	-	-	17,214
Balance at December 31, 2014	573,771	4,905	123,329	793,123	(37,906)	(4,594)	55,305	116,840	3,825	-	246,829	5,291	1,880,718

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(1) Related to CNV General Resolution No. 609/12. See Note 21.
(2) Includes Ps. 1,045 of inflation adjustment of Treasury Stock. See Note 21

IRSA Inversiones y Representaciones S.A.

By:	/s/ Alejandro G. Elsztain
Vice president II
Acting as President

4

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Share capital	Treasury Stock	Inflation adjustment of Share Capital and Treasury Stock (2)	Share premium	Cost of treasury stock	Acquisition of additional interest in subsidiaries	Reserve for share-based compensation	Legal reserve	Special reserve (1)	Reserve for new developments	Cumulative translation adjustment	Retained earnings	Total Shareholders’ equity
Balance at June 30, 2013	578,676	-	123,329	793,123	-	(20,782)	8,258	85,140	395,249	492,441	50,776	239,328	2,745,538
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	(21,678)	(21,678)
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	51,436	-	51,436
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	51,436	(21,678)	29,758
Appropriation of retained earnings approved by Shareholders’ meeting held 10.31.13	-	-	-	-	-	-	-	31,700	(19,762)	(22,610)	-	10,672	-
Distribution of dividends approved by Shareholders’ meeting held 10.31.13	-	-	-	-	-	-	-	-	-	-	-	(250,000)	(250,000)
Reserve for share-based compensation	-	-	-	-	-	-	11,437	-	-	-	-	-	11,437
Purchase of Treasury stock ……….…………………	(4,088)	4,088	-	-	(29,627)	-	-	-	-	-	-	-	(29,627)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	750	750
Balance at December 31, 2013	574,588	4,088	123,329	793,123	(29,627)	(20,782)	19,695	116,840	375,487	469,831	102,212	(20,928)	2,507,856

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(1)	Related to CNV General Resolution No. 609/12. See Note 21.
(2)	Includes Ps. 871 of inflation adjustment of Treasury Stock. See Note 21.
IRSA Inversiones y Representaciones S.A.

By:	/s/ Alejandro G. Elsztain
Vice president II
Acting as President

  5

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month periods ended December 31, 2014 and 2013
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Note	12.31.2014	12.31.2013
Operating activities:
Cash generated from the operations	15	74,142	34,423
Minimum presumed income tax paid		-	(13,613)
Net cash generated by operating activities		74,142	20,810
Investing activities:
Capital contributions to subsidiaries, associates and joint ventures	5	(11,652)	(1,954)
Additions of investment properties	6	(166,168)	(1,856)
Proceeds from sale of property	3	89,879	-
Proceeds from sale of investment properties	6	504,976	127,852
Proceeds from sale of joint ventures		-	7,736
Additions of property, plant and equipment	7	(620)	(388)
Additions of intangible assets	9	(27)	-
Additions of investments in financial assets		(987,979)	(125,516)
Proceeds from sale of investments in financial assets		569,189	140,579
Interest received from subsidiaries, associates and joint ventures		-	1,986
Loans granted to subsidiaries, associates and joint ventures		(1,858)	(141,198)
Proceeds from loans granted to subsidiaries, associates and joint ventures		-	7,267
Share-holding increase in equity investees associates		(4,751)	-
Dividends received		141,750	162,497
Net cash generated by investing activities		132,739	177,005
Financing activities:
Bank overdrafts, net		(4,169)	55,098
Proceeds from borrowings		110,000	-
Payment of non-convertible notes		-	(148,281)
Dividends paid	21	(48,179)	(19,810)
Interest paid		(177,236)	(105,749)
Repurchase of treasury stock		-	(29,627)
Acquisition of derivative financial instruments		(764)	-
Payment of borrowings from subsidiaries, associates and joint ventures		(1,442)	-
Proceeds from borrowings from subsidiaries, associates and joint ventures		10,689	31,075
Payment of derivative financial instruments		29	(1,164)
Net cash used in financing activities		(111,072)	(218,458)
Net increase / (decrease) in cash and cash equivalents		95,809	(20,643)
Cash and cash equivalents at the beginning of the year	15	43,440	62,788
Foreign exchange gain on cash and cash equivalents		288	6,848
Cash and cash equivalents at end of period		139,537	48,993

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Alejandro G. Elsztain
Vice president II
Acting as President

  6

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	General information and company’s business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or the “Company”) was founded in 1943, primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Bolívar 108, 1st Floor, Autonomous City of Buenos Aires, Argentina.

The Company owns, manages and develops, directly and indirectly through its subsidiaries, a portfolio of office and other rental properties in Buenos Aires. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops shopping centers and branded hotels across Argentina, and also office properties in the United States of America and Israel.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on February 9, 2015.

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.	Basis of preparation

The Unaudited Condensed Interim Financial Statements have been prepared in accordance with the Technical Resolution No. 26 of the Argentine Federation of Professional Councils of Economic Science (“FACPCE”, as per its Spanish acronym) and with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13 of the CNV. Such information is included in the Notes to these Unaudited Condensed Interim Separate Financial Statements according to IFRS.

These Financial Statements should be read together with the annual separate financial statements of the Company as of June 30, 2014 prepared in accordance with the Technical Resolution No. 26. These Unaudited Condensed Interim Separate Financial Statements are presented in Argentine Pesos.

These Unaudited Condensed Interim Separate Financial Statements corresponding to the six and three-month periods ended December 31, 2014 and 2013 have not been audited. The Company’s Management believes they include all necessary adjustments to fairly present the results of each period. The Company’s six and three-month periods ended December 31, 2014 and 2013 results do not necessarily reflect the proportion of the Company’s full-year results.

7

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.2.           Significant accounting policies

The principal accounting policies adopted for the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the preparation of the information under RT 26 as of June 30, 2014, and are based on those IFRS in force as of June 30, 2014 (except for the accounting of investments in subsidiaries, associates and joint ventures, which are accounted for under the equity method as required in RT 26). In addition, the most significant accounting policies are described in the Annual Separate Financial Statements.

2.3.           Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of financial statements as of and for the fiscal year ended June 30, 2013, save for changes in accrued income tax, provision for legal claims, allowance for bad debts and accrued supplementary rental.

2.4.	Comparative Information

Balance items as of December 31, 2013 and June 30, 2014 shown in these financial statements for comparative purposes arise from financial statements then ended. Certain reclassifications have been made in order to present figures comparatively with those of this period.

8

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

3.           Acquisitions and disposals

On December 22, 2014, the Company executed several deeds with IRSA Propiedades Comerciales S.A. (“IRSA Propiedades Comerciales”, as formerly company due to a change of corporate name of Alto Palermo S.A. (APSA)) whereby it conveyed title to properties identified as Bouchard 710, Suipacha 652, Torre BankBoston, Edificio República, Edificios Intercontinental Plaza and the land next to Intercontinental Plaza, for a total agreed price of US$ 308 million, US$ 61.6 million of which were paid as follows: i) US$ 10.5 million in cash, ii) US$ 1 million in corporate notes Class I maturing in 2017 issued by IRSA, for a nominal value of 1,000,000, iii) US$ 14.7 million by netting off a receivable owed by IRSA Propiedades Comerciales to IRSA, iv) US$ 4.1 million in corporate notes Class II maturing in 2020, issued by IRSA for a nominal value of 3,482,000, v) US$ 21.3 million  through an assignment of receivables due to IRSA Propiedades Comerciales by TYRUS; and the balance of US$ 246.4 million – that shall accrue interest at a nominal rate of 8.5% per annum shall be payable semiannually, starting on January 12, 2015; it shall be paid up according to the following schedule: i) US$ 150 million on January 23, 2017 and ii) US$ 96.4 million due on July 6, 2020, plus accrued interest as of those dates. Related expenses amounted to Ps. 51.8 million and are disclosed net of the gain/loss on the sale of investment properties.

See other acquisitions and disposals made by the Company for the six-month period ended December 31, 2014 in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.           Financial risk management and fair value estimates

4.1	Financial risks

The Company’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the annual separate financial statements as of June 30, 2014. There have been no changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year.

4.2	Fair value estimates

Since June 30, 2014 there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost) (see Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements) nor any transfers between the different hierarchies used to assess the fair value of the Company's financial instruments.

9

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

5.	Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

Set out below is the summarized financial information for investments in subsidiaries, associates and joint ventures for the six-month period ended December 31, 2014 and for the year ended June 30, 2014:

Subsidiaries, Associates and Joint ventures

	December 31, 2014	June 30, 2014
Beginning of the period /year	3,441,214	3,570,642
Capital contribution	11,055	201,276
Share of loss (iv)	(1,531,801)	(260,724)
Translation adjustment	(152,102)	348,155
Cash dividends (i)	(166,848)	(413,615)
Reimbursement of expired dividends	779	1,618
Capital reduction (ii)	(123,074)	-
Acquisition of non-controlling interest	21,965	182
Reserve for share-based payments	-	(6,320)
End of the period / year (iii) (iv)	1,501,188	3,441,214

(i) During the period ended December 31, 2014, IRSA Propiedades Comerciales, Cyrsa S.A., Inversora Bolivar S.A. and E-commerce Latina S.A., distributed dividends for an amount of Ps. 132.7 million, Ps. 31.0 million, Ps. 1.7 million, and Ps. 1.4 million, respectively. During the year ended June 30, 2014, BHSA, Palermo Invest S.A., Inversora Bolivar S.A., IRSA Propiedades Comerciales, E-Commerce Latina S.A. and  Manibil S.A., distributed dividends for an amount of Ps. 1.5 million, Ps. 6.3 million, Ps. 7.7 million, Ps. 389.5 million, Ps. 7.7 million and Ps. 0.8 million, respectively.

(ii) During the period ended December 31, 2014, Cyrsa S.A. and Nuevas Fronteras S.A. made a capital reduction to the Company in the amount of Ps. 110.9 and Ps. 12.2, respectively.

(iii) Includes a balance of Ps. (220,265) reflecting interests in companies with negative equity as of December 31, 2014 which is disclosed in “Provisions” (see Note 18).

(iv) As of December 31, 2014, the equity method was applied on provisional figures because as of this balance sheet date, the financial statements of BHSA and BACS, were yet to be issued and approved.

10

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.           Investment properties

Changes in Company’s investment properties for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 were as follows:

	Office buildings and other rental properties portfolio	Undeveloped parcel of lands	Total
At July 1st, 2013:
Costs	849,280	117,556	966,836
Accumulated depreciation	(162,048)	-	(162,048)
Residual value	687,232	117,556	804,788
Year ended June 30, 2014:
Additions	3,216	343	3,559
Disposals	(46,977)	-	(46,977)
Transfers	251	1,550	1,801
Depreciation charge (i)	(26,306)	-	(26,306)
Residual value at year end	617,416	119,449	736,865
At June 30, 2014:
Costs	802,835	119,449	922,284
Accumulated depreciation	(185,419)	-	(185,419)
Residual value	617,416	119,449	736,865
Period ended December 31, 2014:
Transfers to property, plant and equipment	(184)	-	(184)
Additions	1,334	214,594	215,928
Disposals	(523,181)	(1,564)	(524,745)
Depreciation charge (i)	(10,983)	-	(10,983)
Residual value at period end	84,402	332,479	416,881
At December 31, 2014:
Costs	234,352	332,479	566,831
Accumulated depreciation	(149,950)	-	(149,950)
Residual value	84,402	332,479	416,881

(i) Depreciation charges of investment properties were included in “Costs” in the Statement of Income (Note 24).

The following amounts have been recognized in the statement of income:

	December 31, 2014	December 31, 2013
Rental and service income	167,187	132,191
Direct operating expenses	(47,028)	(44,001)
Development expenses	(1,277)	(403)
Gain from disposal of investment properties	2,612,773	7,481

11

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.           Investment properties (Continued)

The following is a detailed summary of the investment properties of the Company by type as of December 31, 2014 and June 30, 2014.

Name	Net book amount
	December 31, 2014	June 30, 2014
Office building and other rental properties portfolio:
Bouchard 551	7,826	60,893
Bouchard 710	-	61,354
Dique IV	53,469	55,100
Intercontinental Plaza	-	60,332
Libertador 498	4,021	3,257
Madero 1020	124	134
Maipú 1300	17,933	23,990
Rivadavia 2768	329	364
Suipacha 652	-	8,432
Torre BankBoston	-	142,085
República building	-	200,749
Constitución 1111	700	726
Total Office and Other rental properties portfolio	84,402	617,416
Undeveloped parcels of lands:
Catalinas Norte	109,496	109,496
La Adela	214,598	-
Pilar	1,550	1,550
Others	6,835	8,403
Total of undeveloped land	332,479	119,449
Total	416,881	736,865

12

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.           Property, plant and equipment

Changes in Company’s property, plant and equipment for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 were as follows:

	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
At July 1st, 2013:
Costs	19,256	3,110	11,709	221	34,296
Accumulated depreciation	(12,013)	(2,668)	(10,713)	(221)	(25,615)
Residual value	7,243	442	996	-	8,681
Year ended June 30, 2014:
Additions	108	14	545	-	667
Depreciation charge (i)	(598)	(63)	(523)	-	(1,184)
Residual value at year end	6,753	393	1,018	-	8,164
At June 30, 2014:
Costs	19,364	3,124	12,254	221	34,963
Accumulated depreciation	(12,611)	(2,731)	(11,236)	(221)	(26,799)
Residual value	6,753	393	1,018	-	8,164
Period ended December 31, 2014:
Additions	55	52	513	-	620
Disposals	(5,602)	(10)	(349)	-	(5,961)
Transfers of investment properties	86	-	98	-	184
Depreciation charge (i)	(7)	(34)	(293)	-	(334)
Residual value at period end	1,285	401	987	-	2,673
At December 31, 2014:
Costs	13,903	3,166	12,516	221	29,806
Accumulated depreciation	(12,618)	(2,765)	(11,529)	(221)	(27,133)
Residual value	1,285	401	987	-	2,673

(i) Depreciation charges of property, plant and equipment were included in “Cost” and “General and administrative expenses” in the statement of income (Note 24).

13

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

8.           Trading properties

Changes in the Company’s trading properties for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 were as follows:

	Completed properties	Properties under development	Under developed sites	Total
At July 1st, 2013	4,708	8,200	1,550	14,458
Disposals (i)	(1,618)	-	-	(1,618)
Transfers	(251)	-	(1,550)	(1,801)
At June 30, 2014	2,839	8,200	-	11,039
Disposals (i)	(320)	-	-	(320)
At December 31, 2014	2,519	8,200	-	10,719
(i)	Corresponds to the carrying amount of properties transferred included in "Cost" in the statement of income (Note 24).

The following is a detailed summary of the properties for sale of the Company by type as of December 31, 2014 and June 30, 2014:

	Book Values
Description	December 31, 2014	June 30, 2014
Under developed sites:
Pereiraola	8,200	8,200
Total under developed sites	8,200	8,200
Completed properties:
Abril	2,357	2,357
El Encuentro	-	79
San Martín de Tours	124	124
Caballito Nuevo	38	279
Total completed properties	2,519	2,839
Total	10,719	11,039

14

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

9.           Intangible assets

Changes in Company’s intangible assets for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 were as follows:

	Goodwill	Computer Software	Units to be received from barters (ii)	Total
At July 1st, 2013:
Costs	5,481	1,825	52,205	59,511
Accumulated depreciation	-	(1,368)	-	(1,368)
Residual value	5,481	457	52,205	58,143
Year ended June 30, 2014:
Additions	-	17	-	17
Disposals	-	(46)	-	(46)
Amortization charges (i)	-	(221)	-	(221)
Residual value at year end	5,481	207	52,205	57,893
At June 30, 2014:
Costs	5,481	1,775	52,205	59,461
Accumulated depreciation	-	(1,568)	-	(1,568)
Residual value	5,481	207	52,205	57,893
Period ended December 31, 2014:
Additions	-	27	-	27
Amortization charges (i)	-	(99)	-	(99)
Residual value at period end	5,481	135	52,205	57,821
At December 31, 2014:
Costs	5,481	1,802	52,205	59,488
Accumulated depreciation	-	(1,667)	-	(1,667)
Residual value	5,481	135	52,205	57,821
(i) Amortization charges of intangible assets are included in “General and administrative expenses” in the statement of income (Note 24).
(ii) As of December 31, 2014 and June 30, 2014 receivables in kind representing the right to receive residential apartments in the future by way of barter agreements, are included in properties under development for an amount of Ps. 52.2 million (see Note 38 to the annual consolidated financial statements as of June 30, 2014).

10.           Inventories

Company’s inventories as of December 31, 2014 and June 30, 2014 are as follows:

	December 31, 2014	June 30, 2014
Current
Materials and other inventories (i)	576	584
Total inventories	576	584
(i)	The cost of inventories is recorded in “Costs” in the statement of income (Note 24).

15

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.	Financial instruments by category

Determination of fair values

See determination of fair value in Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following tables presents the financial assets and financial liabilities of the Company that are measured at fair value as of December 31, 2014 and June 30, 2014 and their allocation to the fair value hierarchy:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	77	-	-	77
- Mutual funds	34,571	-	-	34,571
- Non-Convertible Notes (Note 29)	82,469	-	-	82,469
- Governments Bonds	378,350	-	-	378,350
Derivative financial instruments:
- Interest rate swaps	-	-	-	-
Cash and cash equivalents:
- Mutual funds	105	-	-	105
Total assets	495,572	-	-	495,572

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	91	-	-	91
- Mutual funds	51,282	-	-	51,282
- Governments Bonds	3,048	-	-	3,048
Derivative financial instruments:
- Interest rate swaps	-	650	-	650
Cash and cash equivalents:
- Mutual funds	100	-	-	100
Total assets	54,521	650	-	55,171

The derivative financial instruments are classified as Level 2 since their fair value is calculated under the discounted cash flow method. The main parameter used in that model is interest rate futures (see Note 14).

16

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.	Financial instruments by category (Continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Interest rate swaps	Cash flows	Theoretical price	Interest rate forward contract and cash flow

       As of December 31, 2014 and June 30, 2014 the Company does not have liabilities measured at fair value.

12.	Trade and other receivables

Company’s trade and other receivables, as of December 31, 2014 and June 30, 2014 are as follows:

	December 31, 2014	June 30, 2014
Non-current
Sale, leases and services receivable	516	788
Non-current trade accounts receivables	516	788
Trade accounts receivables of joint venture	3,380	3,213
Others	343	210
Non-current other receivables	3,723	3,423
Related parties (Note 29)	2,535,991	396,649
Total non-current trade and other receivables	2,540,230	400,860
Current
Sale, leases and services receivable	20,896	15,484
Checks to be deposited	28	129
Overdue debtors and debtors under legal proceedings	6,951	6,672
Less: Allowance for trade accounts receivables	(8,222)	(8,114)
Trade accounts receivables	19,653	14,171
Gross sales tax credit	380	5,818
Other tax receivables	6,234	1,440
Prepaid expenses	2,323	5,089
Expenses and services to recover	6,709	5,084
Advance payments	3,309	3,670
Others	1,480	1,422
Current other receivables	20,435	22,523
Related parties (Note 29)	271,199	68,797
Current trade and other receivables	311,287	105,491
Total trade and other receivables	2,851,517	506,351

17

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Trade and other receivables (Continued)

Movements on the Company’s allowance for trade and other receivables are as follows:

	December 31, 2014	June 30, 2014
Beginning of the period / year	8,114	5,382
Charges for the period / year	422	7,252
Unused amounts reversed	(314)	(2,009)
Used during the period / year	-	(2,511)
End of the period / year	8,222	8,114

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 24). Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

13.           Investments in financial assets

Company’s investments in financial assets as of December 31, 2014 and June 30, 2014 are as follows:

	December 31, 2014	June 30, 2014
Non-current
Financial assets at fair value
Investment in equity securities in TGLT	77	91
Total Non-current investments in financial assets	77	91
Current
Financial assets at fair value
Mutual funds	34,571	51,282
Non-Convertible Notes (Note 29)	82,469	-
Government bonds	378,350	3,048
Total Current investments in financial assets	495,390	54,330
Total investments in financial assets	495,467	54,421

18

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

14.	Derivative financial instruments

Company’s derivative financial instruments as of December 31, 2014 and June 30, 2014 are as follows:

	December 31, 2014	June 30, 2014
Assets
Current
Interest rate swaps (i)	-	650
Total assets	-	650

(i) During the year ended June 30, 2014, the Company entered into interest rate swaps with diverse financial institutions. The total amount of underlying assets for these agreements amounted to Ps. 180 million and were due in September, October and December
  2014.

15.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of December 31, 2014 and June 30, 2014:

	December 31, 2014	June 30, 2014
Cash at bank and on hand	139,432	43,340
Mutual funds	105	100
Total cash and cash equivalents	139,537	43,440

19

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.	Cash flow information (Continued)

Following is a detailed description of cash flows generated by the Company’s operations for the six-month periods ended December 31, 2014 and 2013:

	Note	December 31, 2014	December 31, 2013
Income / (Loss) for the period		4,514	(21,678)
Adjustments for:
Income tax	20	816,652	(148,385)
Depreciation and amortization	24	11,416	14,059
Gain from disposal of investment properties	6	(449,061)	(7,481)
Gain from disposal of properties	3	(2,163,712)	-
Retirement of obsolete property, plant and equipment	7	359	-
Loss from repurchase of Non-Convertible Notes		3,588	-
Share-based payments	25, 28	7,719	2,612
Changes in fair value of investments in financial assets	27	4,809	2,584
Gain from derivative financial instruments		1,385	(673)
Interest expense, net		186,813	123,605
Provisions and allowances		11,335	17,893
Share of (profit) from of subsidiaries, associates and joint ventures		1,531,801	(257,780)
Unrealized foreign exchange loss, net		111,983	342,103
Decrease / (Increase) in inventories		8	(62)
Decrease in trading properties		320	1,297
(Increase) / Decrease in trade and other receivables		(13,597)	777
Increase / (Decrease) in trade and other payables		12,984	(31,675)
Decrease in salaries and social security liabilities		(566)	(2,046)
Decrease in provisions		(4,608)	(727)
Net cash generated by operating activities		74,142	34,423

Additional information		12.31.2014	12.31.2013
Increase in investments in financial assets through an increase in borrowings		7,258	-
Decrease in investments in financial assets through an increase in trade and other receivables		3,383	-
Decrease in investment properties through an increase in property, plant and equipment		184	-
Acquisition of non-controlling interest		17,214	-
Reimbursement of expired dividends	5	779	750
Dividends payable		-	70,017
Reserve for share-based compensation	5	5,649	8,825
Cumulative translation adjustment		152,102	51,436
Decrease in borrowings through a decrease in equity investments in subsidiaries, associates and joint ventures		148,769	14,520
Increase in investment properties through a decrease in financial assets		48,196	-
Increase in borrowings through a decrease in dividends payable		-	160,173
Increase in trade and other receivables through a decrease in investments in financial assets		-	36,091
Increase in trade and other receivables through a decrease in borrowings		-	15,599

Sale of properties to IRSA Propiedades Comerciales		12.31.2014	12.31.2013
Gain from disposal to IRSA Propiedades comerciales		2,163,712	-
Property, plant and equipment		418	-
Investment properties		472,451	-
Value of disposal assets		472,869	-
Gain from disposal to IRSA Propiedades comerciales		2,636,581	-
Trade and other receivables		(2,291,841)	-
Investment in financial assets investment in financial assets		(85,512)	-
Borrowings		(169,349)	-
Total consideration paid not affecting funds		(2,546,702)	-
Cash and cash equivalents		89,879	-

20

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.           Trade and other liabilities

Company’s trade and other payables as of December 31, 2014 and June 30, 2014 are as follows:

	December 31, 2014	June 30, 2014
Non-current
Sales rent and services payments received in advance	1,218	227
Tenant deposits	225	4,544
Total Non-current trade payables	1,443	4,771
Related parties (Note 29)	22	22
Total Non-current trade and other payables	1,465	4,793

Current
Trade payables	51,064	5,151
Accrued invoices to be received	6,766	9,159
Sales rent and services payments received in advance	9,437	35,925
Tenant deposits	1,181	8,128
Total current trade payables	68,448	58,363
VAT payables	-	3,619
Dividends payable to non-controlling shareholders	9,175	19,655
Other tax payables	2,582	2,874
Others	4,539	2,098
Total Current other payables	16,296	28,246
Related parties (Note 29)	46,916	61,339
Total Current trade and other payables	131,660	147,948
Total trade and other payables	133,125	152,741

21

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

17.           Payroll and social security liabilities

Company’s Salaries and social security liabilities as of December 31, 2014 and June 30, 2014 are as follows:

	December 31, 2014	June 30, 2014
Current
Provision for vacation and bonuses	2,937	3,842
Social security payable	820	768
Other employee expenses and benefits	2,412	2,125
Total salaries and social security liabilities	6,169	6,735

18.           Provisions

The table below shows the movements in Company's provisions:

	Labor, legal and other claims	Investments in Subsidiaries (*)
At June 30, 2014	18,252	-
Additions	4,151	220,265
Decreases	(2,898)	-
Used during the period	(1,710)	-
At December 31, 2014	17,795	220,265
(*) Correspond to investment in Tyrus S.A., with negative equity as of December 31, 2014.

The breakdown of total current and non-current provisions is as follows:

	December 31, 2014	June 30, 2014
Non-current	221,066	4,196
Current	16,994	14,056
	238,060	18,252

22

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

19.           Borrowings

Company’s borrowings as of December 31, 2014 and June 30, 2014 were as follows:

						Book value
	Secured/ unsecured	Currency	Fixed Rate/ floating	Effective interest rate %	Nominal value of share capital	December 31, 2014	June 30, 2014
Non-current
IRSA NCN due 2017 (Note 29)	Unsecured	US$	Fixed	8.50%	149,000	1,273,079	1,218,492
IRSA NCN due 2020	Unsecured	US$	Fixed	11.50%	146,518	1,230,510	1,196,902
IRSA NCN due 2017	Unsecured	Ps.	Floating	Badlar + 450 ps	10,790	10,736	10,734
IRSA NCN due 2015	Unsecured	Ps.	Floating	Badlar + 395 ps	-	-	209,297
Related parties (Note 29)	Unsecured	Ps.	Floating	Badlar	33,311	33,733	180,412
Finance lease obligations	Secured	US$	Fixed	7.50%	34	32	121
Total non-current borrowings						2,548,090	2,815,958
Current
IRSA NCN due 2017 (Note 29)	Unsecured	US$	Fixed	8.50%	149,000	43,648	41,756
IRSA NCN due 2020	Unsecured	US$	Fixed	11.50%	146,518	63,353	61,649
IRSA NCN due 2017	Unsecured	Ps.	Floating	Badlar + 450 ps	10,790	218	255
IRSA NCN due 2015	Unsecured	Ps.	Floating	Badlar + 395 ps	209,398	213,212	4,325
Bank overdrafts	Unsecured	Ps.	Floating	-	-	25	6,133
Finance lease obligations	Secured	US$	Fixed	7.50%	221	215	235
Short-term loans	Unsecured	Ps.	Fixed	28.25%	110,000	110,596	-
Related parties (Note 29)	Unsecured	US$	Fixed	3.60%	-	-	117,384
Related parties (Note 29)	Unsecured	US$	Floating	Libor 3 m + 200 ps	68,511	69,547	66,140
Related parties (Note 29)	Unsecured	Ps.	Floating	Badlar	33,742	18,927	5,955
Total Current borrowings						519,741	303,832
Total borrowings						3,067,831	3,119,790
NCN: Non-convertible Notes

23

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

20.           Current and deferred income tax

The details of the provision for the Company’s income tax are as follows:

	December 31, 2014	December 31, 2013
Current income tax	236,210	-
Deferred income tax	580,327	148,385
Minimum Presumed Income tax (MPIT)	115	-
Income tax	816,652	148,385

The gross movement on the deferred income tax account is as follows:

	December 31, 2014	June 30, 2014
Beginning of the period / year	327,789	47,144
Use of tax loss carryforwards	(236,210)	-
Income tax	(580,327)	280,645
End of period / year	(488,748)	327,789

Below is a reconciliation between income tax expense and the amount that would arise using the income tax rate applicable to Profit Before Income Tax for the six-month periods ended December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Net income at tax rate	287,408	(59,522)
Permanent differences:
Share of profit / (loss) from of subsidiaries, associates and joint ventures	536,130	(90,223)
Non-deductible items	209	128
Others	(7,095)	1,232
Income tax expense	816,652	(148,385)

24

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

21.           Shareholders’ Equity

See description of the different items of the Company's equity in Note 26 to the Unaudited Condensed Interim Consolidated Financial Statements.

22.           Revenues

	December 31, 2014	December 31, 2013
Rental and scheduled rent increases	129,061	101,764
Expenses	34,290	27,993
Property management fee	2,647	2,071
Others	1,189	363
Rental and service income	167,187	132,191
Income from sale of trading properties	2,128	6,695
Total revenues	169,315	138,886

23.	Costs

	December 31, 2014	December 31, 2013
Leases and services costs	47,028	44,001
Cost of sales and development	2,471	2,760
Total cost of property operations	49,499	46,761
Total costs	49,499	46,761

24.	Expenses by nature

The Company disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Company.

25

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.           Expenses by nature (Continued)

For the period ended December 31, 2014:

	Costs
	Cost of rental and services	Cost of sale and development	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	7,981	427	24,013	3,983	36,404
Maintenance, security, cleaning, repairs and others	18,544	533	1,935	127	21,139
Depreciation and amortization	11,034	-	334	48	11,416
Taxes, rates and contributions	6,544	886	66	3,385	10,881
Director’s fees	-	-	7,076	-	7,076
Fees and payments for services	1,444	25	4,354	862	6,685
Other expenses	487	72	3,747	140	4,446
Leases and service charges	994	208	1,265	50	2,517
Advertising and others selling expenses	-	-	-	765	765
Cost of sale of trading properties	-	320	-	-	320
Allowances for trade and other receivables	-	-	-	108	108
Total expenses by nature	47,028	2,471	42,790	9,468	101,757

26

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.           Expenses by nature (Continued)

For the period ended December 31, 2013:

	Costs
	Cost of rental and services	Cost of sale and development	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	6,586	77	17,708	4,183	28,554
Maintenance, security, cleaning, repairs and others	16,948	128	250	26	17,352
Depreciation and amortization	13,520	2	482	55	14,059
Taxes, rates and contributions	3,284	969	57	3,590	7,900
Director´s fees	-	-	12,399	-	12,399
Fees and payments for services	1,526	28	3,691	540	5,785
Other expenses	671	23	4,062	571	5,327
Leases and service charges	1,466	236	481	-	2,183
Advertising and others selling expenses	-	-	-	1,135	1,135
Cost of sale of trading properties	-	1,297	-	-	1,297
Allowances for trade and other receivables	-	-	-	2,977	2,977
Total expenses by nature	44,001	2,760	39,130	13,077	98,968

27

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.	Employee costs

	December 31, 2014	December 31, 2013
Salaries, bonuses and social security costs	30,831	23,795
Share-based payments	2,891	2,612
Pension costs - defined contribution plan	695	407
Other expenses and benefits	1,987	1,740
Total employee costs	36,404	28,554

26.           Other operating results, net

	December 31, 2014	December 31, 2013
Personal assets tax	(850)	(1,718)
Donations	(596)	(367)
Lawsuits and other contingencies (1)	(1,511)	(2,747)
Project analysis and assessment	(2,972)	(253)
Others	642	400
Total other operating results, net	(5,287)	(4,685)
(1)	Includes judicial costs and expenses.

27.           Financial results, net

	December 31, 2014	December 31, 2013
Finance income:
- Interest income	12,718	8,621
- Foreign exchange gains	21,691	49,600
Total finance income	34,409	58,221

Finance costs:
- Interest expense	(199,531)	(132,226)
- Foreign exchange losses	(135,393)	(388,097)
- Other finance costs	(11,780)	(6,544)
Total finance costs	(346,704)	(526,867)
Other financial results:
- Fair value loss in financial assets	(4,809)	(2,584)
- (Loss) / gain on derivative financial instruments	(1,385)	673
- Loss on repurchase of NCN	(3,588)	-
Total other financial results	(9,782)	(1,911)
Total financial results, net	(322,077)	(470,557)

28.           Share-based payments

For more details on share-based payments, see Note 33 to the Unaudited Condensed Interim Consolidated Financial Statements.

28

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions

The following is a summary of the balances with related parties as of December 31, 2014:

Related party	Description of Transaction	Trade and other receivables current	Trade and other receivables non-current	Trade and other payables current	Trade and other payables non-current	Borrowings current	Borrowings non-current	Investments Current
Parent Company
CRESUD S.A.C.I.F. y A.	Sale of good and/or services	216	-	-	-	-	-	-
	Management fees	-	-	(63)	-	-	-	-
	Leases and/or rights of use	687	-	-	-	-	-	-
	Corporate services	-	-	(9,365)	-	-	-	-
	Non-Convertible Notes	-	-	-	-	(1,879)	(36,769)	-
	Reimbursement of expenses	-	-	(2,628)	-	-	-	-
	Long-term incentive program	-	-	(5,467)	-	-	-	-
Total Parent company		903	-	(17,523)	-	(1,879)	(36,769)	-
Subsidiaries
E Commerce Latina S.A.	Reimbursement of expenses	1	-	-	-	-	-	-
	Borrowings	-	-	-	-	(5,657)	-	-
IRSA Propiedades Comerciales S.A.	Reimbursement of expenses	-	-	(20,589)	-	-	-	-
	Leases and/or rights of use	-	-	(6,812)	-	-	-	-
	Proceed from leases	-	-	(25)	-	-	-	-
	Non-Convertible Notes	-	-	-	-	-	-	82,469
	Long-term incentive program	35,294	-	-	-	-	-	-
	Sale of property	4,477	2,106,965	-	-	-	-	-
Solares de Santa Maria S.A.	Reimbursement of expenses	5,972	-	-	-	-	-	-
	Borrowings	-	7	-	-	-	-	-
Palermo Invest S.A.	Borrowings	-	3,332	-	-	-	-	-
Ritelco S.A.	Borrowings	-	-	-	-	(74,543)	-	-

29

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

Related party	Description of Transaction	Trade and other receivables current	Trade and other receivables non-current	Trade and other payables current	Trade and other payables non-current	Borrowings current	Borrowings non-current	Investments Current
Subsidiaries
Inversora Bolivar S.A.	Reimbursement of expenses	54	-	-	-	-	-	-
	Borrowings	-	-	-	-	(6,150)	-	-
Hoteles Argentinos S.A.	Hotel services	104	-	(1,715)	-	-	-	-
Tyrus S.A.	Borrowings	182,674	347,434	-	-	-	-	-
	Reimbursement of expenses	77	-	-	-	-	-	-
Llao Llao Resorts S.A.	Hotel services	3,390	-	-	-	-	-	-
	Guarantee deposits	-	-	-	(14)	-	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	14	-	-	-	-	-	-
	Management fees	607	-	-	-	-	-	-
	Borrowings	-	-	-	-	(2,124)	(20,576)	-
Efanur S.A.	Borrowings	-	78,253	-	-	-	-	-
Total Subsidiaries		232,664	2,535,991	(29,141)	(14)	(88,474)	(20,576)	82,469
Subsidiaries CRESUD
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	(28)	-	-	-	-
Total Subsidiaries CRESUD		-	-	(28)	-	-	-	-

30

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

Related party	Description of Transaction	Trade and other receivables current	Trade and other receivables non-current	Trade and other payables current	Trade and other payables non-current	Borrowings current	Borrowings non-current	Investments Current
Subsidiaries IRSA Propiedades Comerciales
Arcos del Gourmet S.A.	Reimbursement of expenses	51	-	-	-	-	-	-
Emprendimientos Recoleta S.A.	Reimbursement of expenses	268	-	-	-	-	-	-
	Long-term incentive program	327	-	-	-	-	-	-
	Non-Convertible Notes	-	-	-	-	(631)	(12,339)	-
Fibesa S.A.	Reimbursement of expenses	-	-	(6)	-	-	-	-
	Long-term incentive program	8,299	-	-	-	-	-	-
Panamerican Mall S.A.	Reimbursement of expenses	719	-	-	-	-	-	-
	Long-term incentive program	972	-	-	-	-	-	-
	Non-Convertible Notes	-	-	-	-	(2,440)	(47,732)	-
Shopping Neuquén S.A.	Reimbursement of expenses	-		(3)	-
Total Subsidiaries IRSA Propiedades Comerciales		10,636	-	(9)	-	(3,071)	(60,071)	-
Subsidiaries TYRUS
Irsa International LLC	Reimbursement of expenses	441	-	-	-	-	-	-
Real Estate Investment Group LP	Reimbursement of expenses	46	-	(40)	-	-	-	-
Zetol S.A.	Reimbursement of expenses	2	-	-	-	-	-	-
Vista al Muelle S.A.	Reimbursement of expenses	2	-	-	-	-	-	-
Real Estate Investment Group V LP	Reimbursement of expenses	19	-	-	-	-	-	-
Real Estate Strategies LP	Reimbursement of expenses	2,242	-	-	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	2,060	-	-	-	-	-	-
Imadison LLC	Reimbursement of expenses	1,443	-	-	-	-	-	-
Total Subsidiaries TYRUS		6,255	-	(40)	-	-	-	-
Associates
Banco de Crédito y Securitización S.A.	Leases and/or rights of use	613	-	-	-	-	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	1	-	(6)	-	-	-	-
Total Associates		614	-	(6)	-	-	-	-

31

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

Related party	Description of Transaction	Trade and other receivables current	Trade and other receivables non-current	Trade and other payables current	Trade and other payables non-current	Borrowings current	Borrowings non-current	Current Investments
Associates IRSA Propiedades Comerciales
Tarshop S.A	Leases and/or rights of use	119	-	-	-	-	-	-
Total Associates IRSA Propiedades Comerciales		119	-	-	-	-	-	-
Joint Ventures
Cyrsa S.A.	Reimbursement of expenses	9	-	-	-	-	-	-
	Credit due to capital reduction	8,847	-	-	-	-	-	-
	Borrowings	-	-	-	-	-	(13,157)	-
Baicom Networks S.A.	Reimbursement of expenses	563	-	-	-	-	-	-
	Borrowings	10	-	-	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	220	-	-	-	-	-	-
Total Joint Ventures		9,649	-	-	-	-	(13,157)	-
Joint Ventures IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	6	-	(5)	-	-	-	-
	Long-term incentive program	326	-		-	-	-	-
Quality Invest S.A.	Reimbursement of expenses	58	-		-	-	-	-
	Customers advances		-	(6)	-	-	-	-
Total Joint Ventures IRSA Propiedades Comerciales		390	-	(11)	-	-	-	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	2,777	-	-	-	-	-	-
Austral Gold S.A.	Reimbursement of expenses	-	-	(1)	-	-	-	-
Dolphin Fund Ltd.	Reimbursement of expenses	60	-	-	-	-	-	-
Estudio Zang, Bergel & Viñes	Advances	4	-		-	-	-	-
	Legal services	-	-	(157)	-	-	-	-
Total Other related parties		2,841	-	(158)	-	-	-	-
Directors and Senior Management
Directors	Fees	301	-	-	-	-	-	-
	Advances	6,827	-	-	-	-	-	-
	Guarantee deposits	-	-	-	(8)	-	-	-
Total Directors and Senior Management		7,128	-	-	(8)	-	-	-
Total		271,199	2,535,991	(46,916)	(22)	(93,424)	(130,573)	82,469

32

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2014:

Related party	Description of Transaction	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current

Parent Company
CRESUD S.A.C.I.F. y A.	Sale of good and/or services	-	701	-	-	-	-
	Corporate services	-	-	-	(12,492)	-	-
	Leases and/or rights of use	-	1,598	-	-	-	-
	Dividends payable	-	-	-	(36,462)	-	-
	Non-Convertible Notes	-	-	-	-	(34,972)	(1,787)
	Reimbursement of expenses	-	-	-	(814)	-	-
	Share-based payments	-	-	-	(3,673)	-	-
Total Parent company		-	2,299	-	(53,441)	(34,972)	(1,787)
Subsidiaries
E- Commerce Latina S.A.	Reimbursement of expenses	-	25	-	-	-	-
	Management fees	-	4	-	-	-	-
	Borrowings	-	-	-	-	(7,165)	-
IRSA Propiedades Comerciales	Reimbursement of expenses	-	-	-	(3,403)	-	-
	Leases and/or rights of use	-	515	-	-	-	-
	Non-Convertible Notes		-	-	-	(36,452)	(1,732)
	Long-term incentive program	-	35,436	-	-	-	-
	Share-based payments	-	-	-	(160)	-	-
	Borrowings	-	-	-	-	-	(117,384)
Solares de Santa Maria S.A.	Reimbursement of expenses	-	5,255	-	-	-	-
	Borrowings	6	-	-	-	-	-
Palermo Invest S.A.	Reimbursement of expenses	-	46	-	-	-	-
	Borrowings	-	-	-	-	(1,618)	-
Ritelco S.A.	Borrowings	-	-	-	-	(4,603)	(66,140)

33

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Related party transactions (Continued)

Related party	Description of Transaction	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries
Inversora Bolivar S.A.	Reimbursement of expenses	-	54	-	-	-	-
	Borrowings	-	-	-	-	(8,127)	-
Hoteles Argentinos S.A.	Hotel services	-	105	-	(1,632)	-	-
Tyrus S.A.	Reimbursement of expenses	-	2,416	-	-	-	-
	Borrowings	323,361	-	-	-	-	-
Llao Llao Resorts S.A.	Hotel services	-	3,085	-	-	-	-
	Guarantee deposits	-	-	(14)	-	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	-	-	(2)	-	-
	Management fees	-	970	-	-	-	-
	Borrowings	-	-	-	-	(25,585)	(5,955)
Efanur S.A.	Borrowings	73,282	-	-	-	-	-
Total Subsidiaries		396,649	47,911	(14)	(5,197)	(83,550)	(191,211)
Subsidiaries CRESUD
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	-	(29)	-	-
Cactus S.A.	Reimbursement of expenses	-	-	-	(515)	-	-
Total Subsidiaries CRESUD		-	-	-	(544)	-	-

34

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

Related party	Description of Transaction	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries IRSA Propiedades Comerciales
Arcos del Gourmet S.A.	Reimbursement of expenses	-	46	-	-	-	-
Emprendimientos Recoleta S.A.	Reimbursement of expenses	-	-	-	(12)	-	-
	Long-term incentive program	-	313	-	-	-	-
	Non-Convertible Notes	-	-	-	-	(11,736)	(600)
Fibesa S.A.	Reimbursement of expenses	-	9	-	-	-	-
	Long-term incentive program	-	7,047	-	-	-	-
	Leases and/or rights of use	-	151	-	-	-	-
Panamerican Mall S.A.	Reimbursement of expenses	-	204	-	-	-	-
	Long-term incentive program	-	944	-	-	-	-
	Non-Convertible Notes	-	-	-	-	(45,398)	(2,320)
Conil S.A.	Reimbursement of expenses	-	154	-	-	-	-
Total Subsidiaries IRSA Propiedades Comerciales		-	8,868	-	(12)	(57,134)	(2,920)
Subsidiaries TYRUS
Irsa International LLC	Reimbursement of expenses	-	419	-	-	-	-
Real Estate Investment Group LP	Reimbursement of expenses	-	6	-	-	-	-
Real Estate Investment Group. V LP	Reimbursement of expenses	-	18	-	-	-	-
Real Estate Strategies LP	Reimbursement of expenses	-	2,132	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	1,959	-	-	-	-
Imadison LLC	Reimbursement of expenses	-	1,373	-	-	-	-
Total Subsidiaries TYRUS		-	5,907	-	-	-	-
Associates
Banco de Crédito y Securitización S.A.	Leases and/or rights of use	-	19	-	-	-	-
	Reimbursement of expenses	-	-	-	(80)	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	(784)	-	-
Total Associates		-	19	-	(864)	-	-
Associates IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	-	-	-	-	-
Total Associates IRSA Propiedades Comerciales		-	-	-	-	-	-

35

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Related party transactions (Continued)

Related party	Description of Transaction	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Joint Ventures
Cyrsa S.A.	Reimbursement of expenses	-	-	-	(9)	-	-
	Borrowings	-	-	-	-	(133,314)	-
Baicom Networks S.A.	Reimbursement of expenses	-	191	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	211	-	-	-	-
Total Joint Ventures		-	402	-	(9)	(133,314)	-
Joint Ventures IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Long-term incentive program	-	304	-	-	-	-
	Reimbursement of expenses	-	3		-	-	-
Quality Invest S.A.	Reimbursement of expenses	-	59	-	-	-	-
	Customers advances	-	-	-	(45)	-	-
Total Joint Ventures IRSA Propiedades Comerciales		-	366	-	(45)	-	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-	2,672	-	-	-	-
Austral Gold S.A.	Reimbursement of expenses	-	-	-	(1)	-	-
Estudio Zang, Bergel & Viñes	Advances	-	4	-	-	-	-
	Legal services	-	-	-	(170)	-	-
Fundación IRSA	Reimbursement of expenses	-	48	-	-	-	-
Total Other related parties		-	2,724	-	(171)	-	-
Directors and Senior Management
Directors	Fees	-	301	-	(1,056)	-	-
	Guarantee deposits	-	-	(8)	-	-	-
Total Directors and Senior Management		-	301	(8)	(1,056)	-	-
Total		68,797	396,649	(22)	(61,339)	(308,970)	(195,918)

36

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended December 31, 2014:

Related party	Commissions	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries	Sale of properties

Parent Company
Cresud S.A.C.I.F. y A	-	1,218	(50)	(15,160)	-	(3,894)	-	-	-
Total Parent company	-	1,218	(50)	(15,160)	-	(3,894)	-	-	-
Subsidiaries
IRSA Propiedades Comerciales S.A. (IRSA Propiedades Comerciales)	(19)	2,396	-	-	-	(10,113)	-	-	2,636,480
E-Commerce Latina S.A.	-	-	3	-	-	(644)	-	-	-
Inversora Bolivar S.A.	-	-	-	-	-	(715)	-	-	-
Llao Llao Resorts S.A.	-	99	-	-	-	-	-	-	-
Ritelco S.A.	-	-	-	-	-	(4,503)	-	-	-
Nuevas Fronteras S.A.	-	-	632	-	-	(2,124)	-	-	-
Hoteles Argentinos S.A.	-	-	-	-	-	(84)	-	-	-
Efanur S.A.	-	-	-	-	-	4,970	-	-	-
Tyrus S.A.	-	-	-	-	-	22,180	-	-	-
Palermo Invest S.A.	-	-	-	-	-	(585)	-	-	-
Total Subsidiaries	(19)	2,495	635	-	-	8,382	-	-	2,636,480
Subsidiaries IRSA Propiedades Comerciales
Fibesa S.A.	-	790	-	-	-	-	-	-	-
Panamerican Mall S.A.	-	-	-	-	-	(2,722)	-	-	-
Emprendimientos Recoleta S.A.	-	-	-	-	-	(704)	-	-	-
Total Subsidiaries IRSA Propiedades Comerciales	-	790	-	-	-	(3,426)	-	-	-

37

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Related party transactions (Continued)

Related party	Commissions	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries	Sale of properties

Subsidiaries Tyrus
REIG I	-	-	-	-	-	(1)	-	-	-
Total Subsidiaries Tyrus	-	-	-	-	-	(1)	-	-	-
Associates
Banco de Crédito y Securitización S.A.	-	2,055	-	-	-	-	-	-	-
Banco Hipotecario S.A.	-	685	-	-	-	-	-	-	-
Total Associates	-	2,740	-	-	-	-	-	-	-
Associates IRSA Propiedades Comerciales
Tarshop S.A.	-	3,161	-	-	-	-	-	-	-
Total Associates IRSA Propiedades Comerciales	-	3,161	-	-	-	-	-	-	-
Joint Ventures
Cyrsa S.A.	-	-	-	-	-	(7,895)	-	-	-
Total Joint Ventures	-	-	-	-	-	(7,895)	-	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	(573)	-	-	-	-
Consultores Asset Management S.A.	-	-	79	-	-	-	-	-	-
Fundación IRSA	-	-	-	-	-	-	(182)	-	-
Isaac Elsztain e Hijos S.C.A.	-	(159)	-	-	-	-	-	-	-
Hamonet S.A.	-	(84)	-	-	-	-	-	-	-
Total Other related parties	-	(243)	79	-	(573)	-	(182)	-	-
Directors and Senior Management
Senior Management	-	-	-	-	-	-	-	(1,285)	-
Directors	-	-	-	-	-	-	-	(4,663)	-
Total Directors and Senior Management	-	-	-	-	-	-	-	(5,948)	-
Total	(19)	10,161	664	(15,160)	(573)	(6,834)	(182)	(5,948)	2,636,480

38

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended December 31, 2013:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Fees and salaries
Parent Company
Cresud S.A.C.I.F. y A	827	-	(6,045)	-	(12,534)	-
Total Parent company	827	-	(6,045)	-	(12,534)	-
Subsidiaries
IRSA Propiedades Comerciales S.A. (IRSA Propiedades Comerciales)	2,295	-	-	-	(2,105)	-
E-Commerce Latina S.A.	-	2	-	-	(1,237)	-
Inversora Bolivar S.A.	-	-	-	-	(1,455)	-
Llao Llao Resorts S.A.	67	-	-	-	-	-
Ritelco S.A.	-	-	-	-	(10,031)	-
Nuevas Fronteras S.A.	-	137	-	-	(2,388)	-
Hoteles Argentinos S.A.	-	-	-	-	(227)	-
Efanur S.A.	-	-	-	-	10,208	-
Tyrus S.A.	-	-	-	-	33,265	-
Palermo Invest S.A.	-	-	-	-	(404)	-
Total Subsidiaries	2,362	139	-	-	25,626	-
Subsidiaries IRSA Propiedades Comerciales
Fibesa S.A.	562	-	-	-	-	-
Panamerican Mall S.A.	-	-	-	-	(1,754)	-
Emprendimientos Recoleta S.A.	-	-	-	-	(507)	-
Total Subsidiaries IRSA Propiedades Comerciales	562	-	-	-	(2,261)	-

39

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Related party transactions (Continued)

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Fees and salaries
Associates
Banco de Crédito y Securitización S.A.	178	-	-	-	-	-
Total Associates	178	-	-	-	-	-
Associates IRSA Propiedades Comerciales
Tarshop S.A.	2,265	-	-	-	-	-
Total Associates IRSA Propiedades Comerciales	2,265	-	-	-	-	-
Joint Ventures
Canteras Natal Crespo S.A.	-	24	-	-	-	-
Cyrsa S.A.	-	-	-	-	(8,628)	-
Total Joint Ventures	-	24	-	-	(8,628)	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(129)	-	-
Isaac Elsztain e Hijos S.C.A.	(109)	-	-	-	-	-
Hamonet S.A.	(57)	-	-	-	-	-
Total Other related parties	(166)	-	-	(129)	-	-
Directors and Senior Management
Senior Management	-	-	-	-	-	(778)
Directors	-	-	-	-	-	(2,890)
Total Directors and Senior Management	-	-	-	-	-	(3,668)
Total	6,028	163	(6,045)	(129)	2,203	(3,668)

40

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Special reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

31.	CNV General Resolution No. 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution No. 622, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 6 Investment properties and Note 7 Property, plant and equipment
Exhibit B - Intangible assets	Note 9 Intangible assets
Exhibit C - Equity investments	Note 32 Equity investments
Exhibit D - Other investments	Note 11 Financial instruments by category
Exhibit E - Provisions	Note 12 Trade and other receivables and Note 18 Provisions
Exhibit F- Cost of sales and services provided	Note 8 Trading properties and Note 24 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 33 Foreign currency assets and liabilities

41

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

32.	Equity investments

Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.14	Value recorded as of 06.30.14	Market value as of 12.31.14	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders' Equity
IRSA Propiedades Comerciales S.A. (IRSA Propiedades Comerciales)	Common shares 1 vote	120,500,167	973,106	777,737	62.50	Real estate	Argentina	12.31.14	126,014	341,406	1,016,949	95.69%
	Higher value		(908,203)	427,709
	Intergroup transactions		(38,512)	(38,512)

Banco Hipotecario S.A. (1)	Common shares 1 vote	75,000,000	215,546	203,693	4.35	Consumer financing	Argentina	12.31.14	1,500,000	549,972	4,396,907	5.13%

Banco de Crédito & Securitización S.A. (1)	Common shares 1 vote	3,984,375	14,221	13,610	Not publicly traded	Consumer financing	Argentina	12.31.14	62,500	55,461	239,891	6.38%

Cyrsa S.A.	Common shares 1 vote	8,748,270	15,346	152,229	Not publicly traded	Real estate	Argentina	12.31.14	17,497	9,933	30,692	50.00%

E-Commerce Latina S.A.	Common shares 1 vote	83,913,950	248,384	236,735	Not publicly traded	Investment	Argentina	12.31.14	86,509	12,384	256,066	97.00%
	Irrevocable contributions		-	1,070
	Goodwill		(1,511)	(1,511)

42

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

32.	Equity investments (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.14	Value recorded as of 06.30.14	Market value as of 12.31.14	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders’ Equity
Efanur S.A.	Common shares 1 vote	213,743,711	157,699	95,849	Not publicly traded	Investment	Uruguay	12.31.14	47,598	60,714	157,878	100.00%
	Irrevocable contributions		179	221

Hoteles Argentinos S.A.	Common shares 1 vote	15,366,840	2,976	5,851	Not publicly traded	Hotel	Argentina	12.31.14	19,209	(3,594)	3,720	80.00%
	Higher value		718	785

Inversora Bolivar S.A.	Common shares 1 vote	78,909,867	272,101	261,218	Not publicly traded	Investment	Argentina	12.31.14	84,449	11,705	286,028	95.13%
	Irrevocable contributions		-	1,461
	Higher value		6,428	6,428

Llao Llao Resort S.A.	Common shares 1 vote	73,580,206	31,634	31,147	Not publicly traded	Hotel	Argentina	12.31.14	147,160	973	63,267	50.00%
	Irrevocable contributions		-	-
	Higher value		94	101

Manibil S.A.	Common shares 1 vote	37,747,880	39,837	38,279	Not publicly traded	Real estate	Argentina	12.31.14	77,037	3,181	96,301	49.00%
	Irrevocable contributions		7,350	-
	Goodwill		10	10

Nuevas Fronteras S.A.	Common shares 1 vote	38,068,999	39,248	50,284	Not publicly traded	Hotel	Argentina	12.31.14	49,869	1,544	51,413	76.34%
	Lower value		(15,612)	(16,103)

43

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

32.	Equity investments (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.14	Value recorded as of 06.30.14	Market value as of 12.31.14	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders’ Equity
Palermo Invest S.A.	Common shares 1 vote	153,283,988	226,495	214,149	Not publicly traded	Investment	Argentina	12.31.14	158,025	12,232	233,500	97.00%
	Irrevocable contributions		-	475
	Higher value		323	323
	Intergroup transactions		(29,987)	(29,987)

Ritelco S.A.	Common shares 1 vote	181,016,717	318,570	325,795	Not publicly traded	Investment	Uruguay	12.31.14	66,970	(680)	318,570	100.00%
	Irrevocable contributions		-	34
	Intergroup transactions		(190)	(190)

Solares de Santa María S.A.	Common shares 1 vote	306,706,975	284,357	285,078	Not publicly traded	Real estate	Argentina	12.31.14	338,693	(1,767)	314,957	90.57%
	Intergroup transactions		(166,521)	(166,521)
	Irrevocable contributions		884	880

Tyrus S.A.	Common shares 1 vote	3,761,514,117	(222,736)	339,468	Not publicly traded	Investment	Uruguay	12.31.14	792,521	(637,455)	(220,265)	100.00%
	Irrevocable contributions		2,471	196,884

44

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

32.	Equity investments (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.14	Value recorded as of 06.30.14	Market value as of 12.31.14	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders’ Equity
Unicity S.A.	Common shares 1 vote	38,850,012	26,311	26,284	Not publicly traded	Investment	Argentina	12.31.14	41,588	(246)	29,871	88.66%
	Irrevocable contributions		172	251
Total investments in subsidiaries, associates and joint ventures as of 12.31.14			1,501,188
Total investments in subsidiaries, associates and joint ventures as of 06.30.14				3,441,214

(1) The amounts correspond to the financial statements of Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A. prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

45

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 12.31.14	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 06.30.14
Assets
Trade and other receivables
US Dollar	12,320	8.45	104,114	2,223	8.033	17,855
Swiss Francs	80	8.54	683	27	9.051	242
Total unrelated parties			104,797			18,097
Related parties US$
Total related parties US$	309,542	8.55	2,646,893	49,855	8.133	405,467
Total trade and other receivables			2,751,690			423,564
Investments in financial assets
US Dollar	4,439	8.45	37,512	925	8.033	7,430
Total unrelated parties			37,512			7,430
Related parties US$
Total related parties US$	9,644	8.55	82,469	-	-	-
Total investments in financial assets			119,981			7,430
Cash and cash equivalents
US Dollar	15,762	8.45	133,206	3,717	8.033	29,861
Euros	75	10.26	768	85	10.991	936
Brazilian Reais	-	-	-	1	3.55	2
Swiss Francs	-	-	-	-	9.051	1
Pounds	1	13.15	11	1	13.736	11
Total cash and cash equivalents			133,985			30,811
Total assets as of 12.31.14			3,005,656
Total assets as of 06.30.14						461,805
Liabilities
Trade and other payables
US Dollar	543	8.55	4,639	5,760	8.133	46,849
Swiss Francs	50	8.65	433	-	-	-
Total unrelated parties			5,072			46,849
Related parties US$
Total related parties US$	1,688	8.55	14,430	361	8.133	2,936
Total trade and other payables			19,502			49,785
Borrowings
US Dollar	305,998	8.55	2,616,586	310,551	8.133	2,525,713
Total unrelated parties			2,616,586			2,525,713
Related parties US$
Total related parties US$	8,133	8.55	69,547	22,565	8.133	183,524
Total borrowings			2,686,133			2,709,237
Total liabilities as of 12.31.14			2,705,635
Total liabilities as of 06.30.14						2,759,022

(1) Considering foreign currencies those that differ from Company’s functional currency at each period/year-end.
(2) Exchange rate as of December 31, 2014 and June 30, 2014 according to Banco Nación Argentina records.

46

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Subsequent Events

See other subsequent events in Note 41 to Unaudited Condensed Interim Consolidated Financial Statements.

47

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited and Section 12, Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of December 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.         Specific and significant systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.         Significant changes in the Company’s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1.

3.         Receivables and liabilities by maturity date.

Items		Falling due (Point 3.a.)	Without term (Point 3.b)	Without term (Point 3.b)	To be due (Point 3.c.)								Total
		12.31.14	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 Months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Account receivables	Trade and other receivables	89,325	1,702	315	36,530	183,097	315	318	5,001	1,284,817	347,434	902,663	2,851,517
	Total	89,325	1,702	315	36,530	183,097	315	318	5,001	1,284,817	347,434	902,663	2,851,517
Liabilities	Trade and other payables	21,533	-	8	109,444	26	213	444	1,457	-	-	-	133,125
	Borrowings	-	-	-	319,127	120,233	(300))	80,681	(9,850))	1,325,8451	(30,567))	1,262,662	3,067,831
	Salaries and social security liabilities	46	-	-	3,187	1,386	1,550	-	-	-	-	-	6,169
	Provisions	-	16,994	801	-	-	-	-	-	-	-	-	17,795
	Total	21,579	16,994	809	431,758	121,645	1,463	81,125	(8,393)	1,325,8451	(30,567))	1,262,662	3,224,920

48

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited and Section 12, Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of December 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.         Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total

Account receivables	Trade and other receivables	90,870	220,417	311,287	8,957	2,531,273	2,540,230	99,827	2,751,690	2,851,517
	Total	90,870	220,417	311,287	8,957	2,531,273	2,540,230	99,827	2,751,690	2,851,517
Liabilities	Trade and other payables	113,603	18,057	131,660	21	1,444	1,465	113,624	19,501	133,125
	Borrowings	341,418	178,323	519,741	40,280	2,507,810	2,548,090	381,698	2,686,133	3,067,831
	Salaries and social security liabilities	6,169	-	6,169	-	-	-	6,169	-	6,169
	Provisions	16,994	-	16,994	801	-	801	17,795	-	17,795
	Total	478,184	196,380	674,564	41,102	2,509,254	2,550,356	519,286	2,705,634	3,224,920

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause.

    As of December 31, 2014 there are not receivable and liabilities subject to adjustment clause.

49

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited and Section 12, Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of December 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.         Breakdown of accounts receivable and liabilities by interest clause.

Items		Current				Non-current				Accruing interest		Non- accruing interest	Total
		Accruing interest		Non-accruing interest	Total	Accruing interest		Non-accruing interest	Total
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Accounts	Trade and other receivables	-	-	311,287	311,287	411,780	-	2,128,450	2,540,230	411,780	-	2,439,737	2,851,517
receivables	Total	-	-	311,287	311,287	411,780	-	2,128,450	2,540,230	411,780	-	2,439,737	2,851,517
Liabilities	Trade and other payables	-	-	131,660	131,660	-	-	1,465	1,465	-	-	133,125	133,125
	Borrowings	69,547	241	449,953	519,741	2,541,860	44,135	(37,905)	2,548,090	2,611,407	44,376	412,048	3,067,831
	Salaries and social security liabilities	-	-	6,169	6,169	-	-	-	-	-	-	6,169	6,169
	Provisions	-	-	16,994	16,994	-	-	801	801	-	-	17,795	17,795
	Total	69,547	241	604,776	674,564	2,541,860	44,135	(35,639)	2,550,356	2,611,407	44,376	569,137	3,224,920

50

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited and Section 12, Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of December 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.           Related parties.

a.	Interest in related parties.

Name of the entity	% of ownership interest held by the Group
Direct Controlling interest of IRSA:
IRSA Propiedades Comerciales	95.79%
E-Commerce Latina S.A.	100.00%
Efanur S.A.	100.00%
Hoteles Argentinos S.A.	80.00%
Inversora Bolívar S.A.	100.00%
Llao Llao Resorts S.A.	50.00%
Nuevas Fronteras S.A.	76.34%
Palermo Invest S.A.	100.00%
Ritelco S.A.	100.00%
Solares de Santa María S.A.	100.00%
Tyrus S.A.	100.00%
Unicity S.A.	100.00%

b.	Related parties debit/credit balances. See Note 29 to the Unaudited Condensed Interim Separate Financial Statements.

6.	Loans to directors.

See Note 29 to the Unaudited Condensed Interim Separate Financial Statements.

7.	Inventories.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	Current values.

See Notes 6, 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

9.	Appraisal revaluation of property, plant and equipment.

None.

51

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited and Section 12, Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of December 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

10.	Obsolete unused property, plant and equipment.

None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.	Recovery values.

See Notes 6, 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

13.	Insurances.

Insured Assets.

Real Estate	Insured amounts (1)	Accounting values	Risk covered
EDIFICIO REPÚBLICA	96,361	-	All operational risk with additional coverage and minor risks
BOUCHARD 551	63,303	7,826	All operational risk with additional coverage and minor risks
MORENO 877	49,508	-	All operational risk with additional coverage and minor risks
BOUCHARD 710	39,587	-	All operational risk with additional coverage and minor risks
MAIPU 1300	25,787	17,933	All operational risk with additional coverage and minor risks
SUIPACHA 652	17,041	-	All operational risk with additional coverage and minor risks
LIBERTADOR 498	3,423	4,021	All operational risk with additional coverage and minor risks
DIQUE IV	3,056	53,469	All operational risk with additional coverage and minor risks
RIVADAVIA 2768	369	329	All operational risk with additional coverage and minor risks
MADERO 1020	216	124	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1111	191	700	All operational risk with additional coverage and minor risks
CASONA ABRIL	11,753	2,357	All operational risk with additional coverage and minor risks
CATALINA NORTE PLOT OF LAND	2,000	109,496	All operational risk with additional coverage and minor risks
SUBTOTAL	312,595	196,255
SINGLE POLICY	15,000		Third party liability

(1)	The insured amounts are in thousands of U.S. dollars.

  In our opinion, the above-described insurance policies cover current risks adequately.

52

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited and Section 12, Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of December 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder’s equity.

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

None.

18. Restrictions on distributions of profits.

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

In addition, according to CNV General Resolution No. 609/12, a special reserve was constituted which could not be released to make distributions in cash or in kind. See Note 25 to the Unaudited Condensed Interim Consolidated Financial Statements.

IRSA NCN due 2017 and IRSA NCN due 2020 both contain certain customary covenants and restrictions, including amount others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies. Restricted Payments include restrictions on the payment of dividends.

Autonomous City of Buenos Aires February 9, 2015.

53

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim separate  financial  statements attached of IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of December 31, 2014, and the unaudited condensed interim separate statements of income and comprehensive income for the six and three-month periods ended December 31, 2014 and the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the six-month period ended December 31,2014 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2014 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) added by the National Securities Commission (CNV) to its regulations. Those standards differ from the International Financial Reporting Standards (IFRS) and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board (IASB) and used for the preparation of the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries as to the aspects mentioned in note 2.2 to the unaudited condensed interim separate financial statements attached. Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph “Scope of our review”.

Free translation from the original prepared in Spanish for publication in Argentina

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of income, the separate statement of comprehensive income and separate statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the regulations of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences for separate financial statements of a parent company.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are recorded  in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of  IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

c)
we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the  text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

d)
at December 31, 2014, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 531,793 which was no callable at that date.

Autonomous City of Buenos Aires, February 9, 2015

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 102 F° 191

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2014

    Buenos Aires, February 9, 2015 - IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BASE: IRSA), Argentina’s leading real estate company, announces today the results of its operations for the first six months of fiscal year 2015 ended December 31, 2014.

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

    In December, 2014, we transferred to our subsidiary Alto Palermo S.A., in which we hold a 95.79% controlling interest, 83,789 square meters of our portfolio of premium offices, including Edificio República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the "Intercontinental II" land reserve, with a view to consolidating a vehicle that will be mainly engaged in the development and operation of commercial properties in the Republic of Argentina. We have kept title to the remaining office portfolio, potentially intended for sale. Moreover, at the Extraordinary Shareholders’ Meeting held on February 5, 2015, it was resolved to change its corporate name from Alto Palermo S.A to IRSA Propiedades Comerciales S.A., as continuing company.

   During the next month we will be changing our ticker in BASE and Nasdaq from “APSA” to “IRCP”.

   This transaction has not generated any results in our consolidated financial statements as it is a transaction between a controlling company and its controlled company.

Consolidated Income
(in millions of ARS, excluding joint ventures)

	IIQ 15	IIQ 14	YoY Var	6M 15	6M 14	YoY Var
Revenues	930.1	752.5	23.6%	1,720.2	1,374.0	25.2%
Operating Income	951.6	298.0	219.3%	1,591.7	527.1	202.0%
Depreciation and Amortization	42.4	58.1	(27.0)%	85.2	113.3	(24.8)%
EBITDA(1)	1,104.4	356.1	210.1%	1,787.3	640.4	179.1%
Net Income	(88.9)	(61.3)	45.0%	46.9	(26.1)	(279.7)%
Attributable to the parent company’s shareholders	1.3	(54.1)	(102.4)%	4.5	(21.7)	(120.7)%
Attributable to non-controlling interest	(90.2)	(7.3)	1,135.6%	42.4	(4.4)	(1,063.6)%
(1) EBITDA: Operating Income plus Depreciation and Amortization, excluding stamp tax expenses incurred in the transfer of assets.

„
Revenues for the second quarter of 2015 were 23.6% higher than in the second quarter of 2014 and 25.2% higher than in first six months of the previous fiscal year, mainly explained by the Shopping Centers and Offices segment, and to a lesser extent by the Hotels segment.

„
Consolidated EBITDA for the first six-month period reached ARS 1,787.3 million, 179.1% higher than in the same period of the previous fiscal year, mainly due to higher sales of investment properties than in 2014, including the sale of Madison 183 in the City of New York recorded in the first quarter of 2015 and the sale of various office floors in Maipú 1300, Libertador 498 and Bouchard Plaza 551 buildings, in which only 116 parking spaces are pending sale. Excluding the effect of these sales and the reversal of the conversion reserve generated in Rigby 183 as a result of the sale of Madison for ARS 188.3 million, the

1

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2014

   Company’s EBITDA rose 26.1% compared to the same six-month period of the previous fiscal year, reaching ARS 798.0 million.

„
 Net Income for the first six-month period of fiscal year 2015 was ARS 46.9 million, explained mainly by the increase in Operating Income, offset by the losses from our investment in the Israeli company IDBD, whose stock prices fell significantly during the quarter, which is recorded at market value.

II.           Shopping Centers

New Opening

On December 18, 2014, we opened our fourteenth shopping center, “Distrito Arcos”, located in the neighborhood of Palermo, City of Buenos Aires. “Distrito Arcos” is an Outlet center with a variety of premium brands in an open-air environment that has added, in a first stage, approximately 14,000 square meters of gross leaseable area, 52 stores and 15 stands to IRSA Propiedades Comerciales S.A.’s portfolio. The second stage of the project contemplates the construction of a gym, a home appliances store and an exceptional suite of cultural proposals, reaching an aggregate of 65 stores and 20 stands and adding approximately 2,000 further square meters of gross leaseable area.

The investment made in this project totaled approximately ARS 250 million.

Results

During the second quarter of fiscal year 2015, consumption levels in shopping centers have increased, with very satisfactory figures recorded in December, this month being highly seasonal as it includes Christmas purchases. According to the INDEC, shopping center sales for the second quarter posted an increase of 35.6% compared to the same period of 2014.

Our tenants’ sales reached ARS 10,656.4 million during the first six months of fiscal year 2015, 31.8% higher than in the same period of 2014 (31.5% without considering sales from Distrito Arcos). In the second quarter, sales in the same shopping centers grew by 35.1% compared to 2014, up from 27.1% recorded in the first quarter of 2015. Our portfolio’s leaseable area was 324,276 square meters during the period under review, whereas the occupancy rate remained stable, at 98.5%.

Financial indicators of the Shopping Centers segment
(in millions of ARS)

	IIQ 15	IIQ 14	YoY Var	6M 15	6M 14	YoY Var
Revenues	721.3	556.3	29.7%	1,290.2	1,012.7	27.4%
Operating Income	355.7	251.9	41.2%	626.6	458.4	36.7%
Depreciation and Amortization	31.0	37.0	(16.2)%	62.1	73.8	(15.9)%
EBITDA	386.7	288.9	33.9%	688.7	532.2	29.4%

2

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2014

Operating indicators of the Shopping Centers segment
(in millions of ARS, except as indicated)

	IIQ 15	IQ 15	IVQ 14	IIIQ 14	IIQ 14
Gross Leaseable Area (sqm)(1)	324,276	310,254	311,261	310,257	310,304
Tenants’ Sales (12 month cumulative)(1)	6,097.4	4,559.0	4,560.7	3,488.9	4,496.8
Occupancy(1)	98.5%	98.5%	98.4%	98.8%	98.8%
[1] FP-15 includes Distrito Arcos (opened on Dec-18-14): Gross Leaseable Area (sqm) 13,758, Sales (MM) 24.7. As concerns occupancy, it excludes Distrito Arcos, whose occupancy rate is 100% although as of December 2014 its occupancy was 51.4% as it opened on December 18 and opening of the stores occurred as the days went by.

Revenues from this segment grew 27.4% during this quarter, whereas Operating Income reached ARS 626.6 million (36.7% higher than in the second six-month period of 2014). The EBITDA margin, excluding revenues from common expenses and common promotional fund, reached 79.5%, in line with the margins recorded in 2014.

Operating data of our Shopping Centers

Shopping Center	Date of Acquisition	Gross Leaseable Area (sqm)(1)	Stores	IRSA Propiedades Comerciales S.A.’s Interest	Occupancy (2)	Book Value (ARS thousand) (3)
Alto Palermo	Nov-97	18,899	146	100.0%	97.4%	252,931
Abasto Shopping(4)	Jul-94	36,809	171	100.0%	100.0%	265,181
Alto Avellaneda	Nov-97	36,795	142	100.0%	99.8%	131,204
Alcorta Shopping	Jun-97	15,222	107	100.0%	99.8%	102,264
Patio Bullrich	Oct-98	11,903	85	100.0%	99.5%	113,701
Buenos Aires Design	Nov-97	13,888	63	53.7%	94.4%	14,675
Dot Baires Shopping	May-09	49,903	157	80.0%	100.0%	414,726
Soleil	Jul-10	13,972	78	100.0%	100.0%	86,535
Distrito Arcos(5)	Nov-09	13,758	66	90.0%	N/A	211,961
Alto Noa Shopping	Mar-95	19,073	89	100.0%	100.0%	30,321
Alto Rosario Shopping(6)	Nov-04	28,320	144	100.0%	94.6%	117,000
Mendoza Plaza Shopping	Dec-94	42,146	145	100.0%	96.9%	104,554
Córdoba Shopping	Dec-06	15,276	107	100.0%	99.1%	63,147
La Ribera Shopping(7)	Aug-11	8,312	50	50.0%	96.9%	25,501
Total Shopping Centers		324,276	1,550		98.5%	1,933,701

[1] Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
[2] Calculated dividing occupied square meters by leasable area on the last day of the period.
[3] Cost of acquisition plus improvements, less cumulative depreciation, plus adjustment for inflation.
[4] Excludes Museo de los Niños (3,732 sqm).
[5] Distrito Arcos: opened on Dec-18-14.
[6] Excludes Museo de los Niños (1,261 sqm).
[7] Through our joint ventures Nuevo Puerto Santa Fe S.A.

3

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2014

Cumulative tenants’ sales as of December 31
(by Shopping Center, for the quarter and for the first six months of each fiscal year, in millions of ARS)

Shopping Center	IIQ 15	IIQ 14	YoY Var	6M 15	6M 14	YoY Var
Alto Palermo	798.3	591.8	34.9%	1,405.4	1,057.8	32.9%
Abasto Shopping	910.5	692.4	31.5%	1,621.0	1,253.9	29.3%
Alto Avellaneda	843.0	669.9	25.8%	1,457.2	1,189.1	22.5%
Alcorta Shopping	466.7	331.5	40.8%	781.3	566.9	37.8%
Patio Bullrich	272.0	203.3	33.8%	469.8	352.7	33.2%
Buenos Aires Design	83.7	69.2	21.0%	159.1	136.3	16.7%
Dot Baires Shopping	776.2	581.7	33.4%	1,324.6	1,018.7	30.0%
Soleil	261.0	174.6	49.5%	462.8	319.1	45.0%
Distrito Arcos(1)	24.7	-	-	24.7	-	-
Alto Noa Shopping	289.0	194.8	48.4%	515.0	363.5	41.7%
Alto Rosario Shopping	548.6	377.2	45.4%	951.2	677.7	40.4%
Mendoza Plaza Shopping	507.3	391.8	29.5%	931.0	741.1	25.6%
Córdoba Shopping	220.6	153.2	44.0%	373.5	275.0	35.8%
La Ribera Shopping(2)	95.8	65.4	46.5%	179.8	131.4	36.8%
Total(3)	6,097.4	4,496.8	35.6%	10,656.4	8,083.2	31.8%

[1] Distrito Arcos: Opened on Dec-18-14 with an occupancy rate of 51.4%.
[2] Through our joint ventures Nuevo Puerto Santa Fe S.A.
[3] Excluding Distrito Arcos: Total 6M 15 (ARS MM) 10,631.7, Var 31.5%, 6M15 and 35.1% IIQ15.

Cumulative tenants’ sales as of December 31
(by Type of Business, for the quarter and for the first six months of each fiscal year, in millions of ARS)

Type of Business	IIQ 15	IIQ 14	YoY Var	6M 15	6M 14	YoY Var
Anchor Store	374.3	319.0	17.3%	672.0	556.8	20.7%
Clothes and Footwear	3,286.8	2,327.2	41.2%	5,540.9	4,018.0	37.9%
Entertainment	137.9	93.4	47.6%	320.5	259.9	23.3%
Home	995.0	809.1	23.0%	1,764.8	1,483.1	19.0%
Restaurant	469.2	351.0	33.7%	919.8	721.4	27.5%
Miscellaneous	782.7	563.6	38.9%	1,352.6	983.0	37.6%
Services	51.5	33.5	53.7%	85.8	61.0	40.7%
Total(1)	6,097.4	4,496.8	35.6%	10,656.4	8,083.2	31.8%

[1] Excluding Distrito Arcos: Total IIQ 15 (ARS MM) 6,072.7, Var 35.0%. Total 6M 15 (ARS MM) 10,631.7 Var 31.5%.

Revenues from cumulative leases as of December 31
(Detailed revenues, for the quarter and for the first six months of each fiscal year, in millions of ARS)

Detailed Revenues	IIQ15	IIQ14	YoY Var	6M 15	6M 14	YoY Var
Base Rent	229.9	188.3	22.1%	445.4	363.6	22.5%
Percentage Rent	172.0	108.2	59.0%	260.2	181.2	43.6%
Total Rent	401.9	296.5	35.5%	705.6	544.8	29.5%
Admission rights	36.9	31.6	16.8%	71.6	60.1	19.1%
Fees	6.7	8.5	(21.2)%	20.9	16.8	24.4%
Parking	28.1	20.4	37.7%	52.9	40.0	32.3%
Management fees	6.9	5.6	23.2%	13.0	10.9	19.3%
Other	1.2	1.1	9.1%	2.6	1.9	36.8%
Total Revenues before Common Expenses and Common Promotional Fund	481.7	363.7	32.4%	866.6	674.5	28.5%
Common Expenses and Common Promotional Fund	239.6	192.6	24.4%	423.7	338.1	25.3%
Total Revenues	721.3	556.3	29.7%	1,290.3	1,012.6	27.4%

4

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2014

III.           Offices

The A+ office market in the City of Buenos Aires remains robust. Although there has been a drop in sales prices in terms of USD/sqm compared to the past year, demand for premium commercial spaces remains firm, whereas rental prices have remained stable, averaging USD 26 per square meter. The vacancy rate rose slightly during this year, to 10% in the City of Buenos Aires, 2 pp above the rate recorded last year.

Evolution of Profitability of A+ Offices, City of Buenos Aires

(USD/sqm)

Source: LJ Ramos

in Millions of ARS	IIQ 15	IIQ 14	YoY Var	6M 15	6M 14	YoY Var
Revenues	101.2	75.8	33.5%	202.0	150.4	34.3%
Operating Income	(55.3)	34.8	(258.9)%	(1.1)	65.4	(101.7)%
Depreciation and Amortization	8.0	8.6	(7.0)%	16.7	17.1	(2.3)%
EBITDA(1)	63.2	43.4	45.6%	126.1	82.5	52.9%
(1) EBITDA: Operating Income plus Depreciation and Amortization, excluding stamp tax expenses incurred in the transfer of assets.

	IIQ 15	IQ 15	IVQ14	IIIQ14	IIQ14
Leaseable Area	112,925	121,380	122,470	127,342	131,116
Occupancy	98.4%	97.9%	97.5%	98.7%	98.7%
Monthly Revenues (ARS/Leased sqm)	218.1	215.4	196.4	196.5	157.7
Monthly Revenues (USD/Leased sqm)	25.4	25.2	23.0	23.0	24.2

5

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2014

►
Revenues from the Offices segment increased by 33.5% in the second quarter of fiscal year 2015 compared to the same quarter of the previous fiscal year and 34.3% in the first six months of fiscal year 2015. Occupancy of the premium portfolio reached 98.4% in the quarter under review, above the 97.9% rate posted for the previous quarter. Rental prices have remained stable, at USD 25 per square meter.

►
EBITDA increased 52.9% in the first six months of 2015 compared to 2014, excluding the effect of stamp tax expenses incurred in the transfer of assets to our subsidiary IRSA Propiedades Comerciales S.A.

►
The EBITDA/revenue margin for the period, excluding revenues from common expenses and the expenses incurred in the above mentioned transfer, was 73.1%, similar to the past quarter and above the 65.1% recorded in the same quarter of 2014.

Below is information on our offices and other rental properties segment as of December 31, 2014.

Offices Operating Data
(in thousands of ARS, expect as indicated)

	Date of Acquisition	Leaseable Area sqm(1)	Occupancy Rate(2)	IRSA’s Effective Interest	Book Value (3)
Offices
Edificio República(7)	Apr-08	19,885	96.8%	95.79%	196,833
Torre Bankboston (Della Paolera)(7)	Aug-07	14,873	100.0%	95.79%	139,378
Bouchard 551	Mar-07	-	-	100.00%	7,826
Intercontinental Plaza(7)	Nov-97	22,535	100.0%	95.79%	54,494
Bouchard 710(7)(9)	Jun-05	15,044	99.8%	95.79%	60,671
Dique IV, Juana Manso 295	Dec-97	11,298	99.5%	100.00%	53,469
Maipú 1300	Sep-95	5,701	92.4%	100.00%	17,591
Libertador 498	Dec-95	620	100.0%	100.00%	4,021
Suipacha 652/64(7)	Nov-91	11,453	96.7%	95.79%	8,065
Madero 1020	Dec-95	-	-	100.00%	124
Dot Building(7)	Nov-06	11,242	100.0%	76.60%	96,783
Other Offices(4)	N/A	274	-	-	329
Subtotal Offices		112,925	98.4%	-	639,584

Other Properties
Commercial Properties(5)	N/A	312	-	-	704
Santa María del Plata S.A.	Jul-97	96,100	100.0%	100%	12,513
Nobleza Piccardo(8)	May-11	98,610	100.0%	50%	6,686
Other Properties(6)	N/A	43,646	55.1%	-	55,435
Subtotal Other Properties		238,668	91.7%	-	75,338

TOTAL OFFICES AND OTHER		351,593	93.8%	-	714,922

Notes:
(1) Total leaseable area for each property as of December 31, 2014. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leaseable area as of December 31, 2014.
(3) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.
(4) Includes the following properties: Rivadavia 2774.
(5) Includes the following properties: Constitución 1111.
(6) Includes the following properties: Ocampo parking spaces, Ferro, Plot adjoining Dot, Pto. Retiro, Anchorena 665 and Chanta IV.
(7) Through IRSA Propiedades Comerciales.
(8) Through Quality Invest S.A.
(9) Leaseable area modified to reflect spaces pending permit.

6

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2014

IV.           Sales and Developments

As measured by the ISAC (construction business synthetic indicator), the construction business continues to show a downward trend. In calendar year 2014, it recorded a cumulative fall of 0.4% compared to 2013. Compared to the prices of new and used residential units, a slightly decreasing trend has been noted in terms of USD/sqm, with less real estate transactions closed. In our case, IRSA has a small number of units in its portfolio pending sale or execution of title deeds.

Sales and Developments in Millions of ARS	IIQ 15	IIQ 14	YoY Var	6M 15	6M 14	YoY Var
Revenues	1.8	24.9	(92.8)%	6.6	41.0	(83.9)%
Operating Income	468.0	6.8	6,782.4%	477.7	0.1	-
Depreciation and Amortization	-	-	-	-	-	-
EBITDA	468.0	6.8	6,782.4%	477.7	0.1	-

„
During the first six months of fiscal year 2015 sales totaled ARS 6.6 million, 83.9% below cumulative sales for the same period of 2014. Operating income and EBITDA increased due to the higher revenues from sales of investment properties, originated in the sale of the 9th, 10th, 11th, 21st, 22nd and 23rd floors of Bouchard 551 building, the sale of the 9th and 10th floors of Maipú 1300 building and two parking spaces in that building and the sale of one parking space in Libertador 498 building.

Sales and Development Table
(In thousands of ARS except as indicated)

DEVELOPMENT	6M 15	6M 14	YoY Var
Residential Apartments
Condominios I & II(1)	3,673	16,445	(77.7)%
Caballito Nuevo	1,021	-	-
Libertador 1703 & 1755 (Horizons)(2)	770	17,838	(95.7)%
Other residential apartments(3)	-	44	(100.0)%
Subtotal Residential Apartments	5,464	34,327	(84.1)%
Residential Communities
Abril/Baldovinos(4)	645	1,750	(63.1)%
El Encuentro	461	4,902	(90.6)%
Subtotal Residential Communities	1,106	6,652	(83.4)%
TOTAL	6,570	40,979	(84.0)%

(1)	Through Alto Palermo S.A.
(2)	Owned by CYRSA S.A.
(3)	Includes the following properties: units to be received in Beruti through APSA, Torres Jardín, San Martín de Tours, Rivadavia 2768, Terreno Caballito and Lotes Pereiraola through IRSA.
(4)	Includes sale of shares in Abril.

  7

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2014

Development	Company	Interest	Date of Acquisition	Land Area sqm	Saleable area sqm(1)	Buildable area sqm	Sold(2)	Title Deed Executed (3)	Location	Accumulated revenues as of December 2014	Accumulated revenues as of December 2013	Book Value
Residential Properties
Available for sale(4)
Condominios del Alto I	APSA	100%	04/30/1999	-	2,082	-	79%	79%	Santa Fe	3,673	16,445	415
Condominios del Alto II	APSA	100%	04/30/1999	-	5,009	-	96%	96%	Santa Fe	-	-	940
Caballito Nuevo	IRSA	100%	11/03/1997	-	8,173	-	99%	99%	CABA	1,021	-	38
Barrio Chico	IRSA	100%	03/01/2003	-	3,492	-	99%	99%	CABA	-	-	124
El Encuentro	IRSA	100%	11/18/1997	-	122,795	-	100%	99%	Buenos Aires	461	4,902	-
Abril Club de Campo – Loteo	IRSA	100%	01/03/1995	-	5,137	-	100%	100%	Buenos Aires	645	1,750	2,357
Abril Club de Campo – Casona(5)	IRSA	100%	01/03/1995	31,224	34,605	-	-	-	Buenos Aires	-	-	-
Torres Jardin	IRSA	100%	07/18/1996	-	-	-	-	-	CABA	-	-	-
Departamento Entre Rios 465/9	APSA	100%	-	-	-		-	-	Buenos Aires	-	-	1,400
Alto Palermo Park	APSA	100%	11/18/1997	-	-	-	-	-	CABA	-	-	-
Horizons	IRSA	50%	01/16/2007	-	71,512	-	100%	100%	Buenos Aires	770	17,838	5,747
Pereiraola (Greenville)	IRSA	100%	04/21/2010	-	39,634	-	-	-	Buenos Aires	-	-	8,200
Intangible - Units to be received
Beruti (Astor Palermo)(6)	APSA	100%	06/24/2008	-	2,632	-	-	-	CABA	-	44	32,872
Caballito Manzana 35	IRSA	100%	10/22/1998	-	8,258	-	-	-	CABA	-	-	52,205
Subtotal Residential Properties				31,224	303,329	-				6,570	40,979	104,298
Land Reserves
CONIL - Güemes 836 - Mz 99 & Güemes 902 - Mz 95	APSA	100%	07/19/1996	2,398	1,389	5,994	-	-	Buenos Aires	-	-	5,409
Neuquén – Parcela Hotel	APSA	100%	07/06/1999	3,000	-	10,000	100%	100%	Neuquén	-	-	-
Isla Sirgadero	IRSA	100%	02/16/2007	8,360,000	-	no data	-	-	Santa Fe	-	-	2,895
Pilar R8 Km 53	IRSA	100%	05/29/1997	74,828	-	-	-	-	Buenos Aires	-	-	1,550
Pontevedra	IRSA	100%	02/28/1998	730,994	-	-	-	-	Buenos Aires	-	-	918
Mariano Acosta	IRSA	100%	02/28/1998	967,290	-	-	-	-	Buenos Aires	-	-	804
Merlo	IRSA	100%	02/28/1998	1,004,987	-	-	-	-	Buenos Aires	-	-	639
Terreno Rosario	APSA	100%	04/30/1999	-	-	-	100%	100%	Santa Fe	-	-	-
Zelaya 3102	IRSA	100%	07/01/2005	-	-	-	-	-	CABA	-	-	1,722
Terreno San Luis	IRSA	50%	03/31/2008	3,250,523	-	-	-	-	San Luis	-	-	1,584
Subtotal Land Reserves				14,394,020	1,389	15,994				-	-	15,521
Future Developments
Mixed uses
UOM Lujan(7)	APSA	100%	05/31/2008	1,160,000	-	no data	-	-	Buenos Aires	-	-	33,905
Canteras Natal Crespo (2 commercial plots)	IRSA	50%	07/27/2005	39,546	-	59,319	-	-	Cordoba	-	-	-
Nobleza Picardo(8)	APSA	50%	05/31/2011	159,995	-	127,996	-	-	Buenos Aires	-	-	-
Puerto Retiro	IRSA	50%	05/18/1997	82,051	-	no data	-	-	CABA	-	-	51,337
Solares Santa María(9)	IRSA	100%	07/10/1997	716,058	-	no data	-	-	CABA	-	-	158,951
Residential
Coto Abasto Air Space	APSA	100%	09/24/1997	-	-	21,536	-	-	CABA	-	-	8,945
Neuquén - Parcela Viviendas	APSA	100%	07/06/1999	13,000	-	18,000	-	-	Neuquén	-	-	803
La Adela	IRSA	100%	-	10,600,000	-	-	-	-	Buenos Aires	-	-	-
Uruguay Zetol	IRSA	90%	06/01/2009	152,977	62,756	-	-	-	Uruguay	-	-	64,842
Uruguay Vista al Muelle	IRSA	90%	06/01/2009	102,216	62,737	-	-	-	Uruguay	-	-	44,868
Retail							-	-
Caballito Shopping Plot(10)	APSA	100%	-	23,791	-	no data	-	-	CABA	-	-	-
Dot Potential Expansion	APSA	80%	-	15,881	-	47,643	-	-	CABA	-	-	-
Offices							-	-
Philips Linderos - Offices 1 & 2	APSA	80%	11/28/2006	12,800	-	38,400	-	-	CABA	-	-	25,332
Baicom	IRSA	50%	12/23/2009	6,905	-	34,500	-	-	CABA	-	-	4,459
Intercontinental Plaza II(11)	APSA	100%	02/28/1998	6,135	-	19,598	-	-	CABA	-	-	1,564
Terreno Catalinas Norte	IRSA	100%	12/17/2009	3,649	-	35,300	-	-	CABA	-	-	109,494
Subtotal Future Developments				13,095,004	125,493	402,292	-	-		-	-	504,500
Total Land Reserves				27,520,248	430,211	418,286				6,570	40,979	624,319

(1)	Saleable Area is understood to be the individual sqm of each residential property, including parking and storage spaces. Computed at 100% before making any sales.
(2)
The % Sold comprises sales transactions in which a Preliminary Sale Agreement, Deed of Possession or Title Deed has been executed. Includes the individual sqm of each residential property, and parking and storage spaces.

(3)	% with Title Deed Executed comprises sales transactions in which a Title Deed has been executed. Includes the individual sqm of each residential property and parking and storage spaces.
(4)	In those case where IRSA/APSA received units under barter agreements, the “Saleable Area” corresponds to the area received rather than the total project area.
(5)	The Saleable Area includes 31,224 sqm of land and 4,712.81 total sqm of La Casona (deducting 1,331.76 sqm on the ground floor).
(6)	The Saleable Area does not include the 171 commercial parking spaces receivable or the units corresponding to the discount.
(7)	Feasibility of Mixed Uses requested, provincial approval pending.
(8)	The 127,996 sqm arise from the current regulations, a draft project for 479,415 buildable sqm is under way (pending approval).
(9)	Feasibility requested for 716,058 buildable sqm, pending approval by the Legislature of the City of Buenos Aires.
(10)	Draft project for 71,374 buildable sqm, approval or urban parameters pending.
(11)	The 6,135 sqm of Land correspond to the parcel, which includes Inter I & II.

8

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2014

V.	Hotels

Our hotels in the City of Buenos Aires and the Llao Llao resort owned by the company in the City of Bariloche maintain their historic average occupancy levels and have seen their occupancy rates rise by 7.6 pp. during the second quarter of fiscal year 2015 as compared to the previous quarter. Rates per night per room have risen in terms of USD during the quarter under review, reaching USD 191, compared to USD 188 in the past quarter and USD 185 during the second quarter of 2014.

Hotels (in millions of ARS)	IIQ 15	IIQ 14	YoY Var	6M 14	6M 13	YoY Var
Revenues	116.2	87.6	32.6%	213.0	160.6	32.6%
Operating income	9.3	5.9	57.6%	9.1	6.4	42.2%
Depreciation and amortization	4.4	3.7	18.9%	7.6	7.2	5.6%
EBITDA	13.7	9.6	42.7%	16.7	13.6	22.8%

►
During the first six months of fiscal year 2015, the hotel segment recorded an increase in revenues of around 32.6% and an EBITDA of ARS 16.7 million, 22.8% higher than in the first six months of fiscal year 2014.

The following is information on our hotel segment as of December 31, 2014:

	Date of Acquisition	IRSA’s Interest	Number of Rooms	Average Occupancy(1)	Average Rate	Book Value (in thousands of ARS)
Intercontinental(2)	Nov-97	76.34%	309	71.6%	1,316	45,738
Sheraton Libertador(3)	Mar-98	80.00%	200	76.9%	1,171	33,106
Llao Llao(4)	Jun-97	50.00%	205	56.6%	2,744	82,839
Total			714	68.8%	1,609	161,683

Notes:
(1) Cumulative average for the 6-month period.
(2) Through Nuevas Fronteras S.A. (IRSA’s subsidiary).
(3) Through Hoteles Argentinos S.A. (4) Through Llao Llao Resorts S.A.

	IIQ 15	IQ 15	IVQ 14	IIIQ 14	IIQ 14
Average occupancy*	72.6%	65.0%	70.2%	67.2%	75.6%
Average rate per room (ARS/night)*	1,609	1,565	1,230	1,077	1,206
Average rate per room (USD/night)*	191	188	180	183	185

*Average for the 3-month period.

Revenues
(in Millions of ARS)

	IIQ 15	IIQ 14	YoY Var	6M 15	6M 14	YoY Var
Intercontinental	42.5	23.3	82.4%	77.3	58.1	33.0%
Sheraton Libertador	27.3	16.4	66.5%	48.1	37.3	29.0%
Llao Llao	46.5	24.1	92.9%	87.6	65.2	34.4%
Total	116.3	63.8	82.3%	213.0	160.6	32.6%

9

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2014

VI.           International

	IIQ 15	IIQ 14	YoY Var	6M 15	6M 14	YoY Var
Revenues	-	20.1	(100.0)%	28.1	39.5	(28.9)%
Operating Income / (Loss)	176.5	0.1	-	475.8	3.3	-
Depreciation and Amortization	0.1	9.7	(99.0)%	0.2	16.7	(98.8)%
EBITDA	176.6	9.8	1,702.0%	476.0	20.0	2,280.0%
The International segment recorded lower revenues during the first six months of fiscal year 2015 due to the drop in revenues from leases in the Madison Building. Operating Income increased significantly during the first quarter of 2015, reflecting the sale of the Madison 183 building in the City of New York in September past.

Interest in Metropolitan 885 Third Ave. LLC (“Metropolitan”) through New Lipstick LLC (“New Lipstick”)

IRSA indirectly holds a 49.8% interest in New Lipstick LLC, a holding company that is owner of Metropolitan, a company whose main asset is the so-called “Lipstick” office building.

The Lipstick Building is a landmark building in the City of New York, located in Midtown Manhattan, with a gross leaseable area over 57,500 sqm. As of December 31, 2014, the building reached an occupancy rate of 94.99%, thus generating an average rent of USD 70.5 per sqm.

Lipstick	Dec-14	Dec-13	YoY Var
Gross Leaseable Area (sqm)	58,019	58,019	-
Occupancy rate	94.99%	86.1%	8.89%
Rental price (USD/sqm)	70.5	66.6	5.85%

Sale of Building Located at 183 Madison Ave, New York, NY

In September past, the Company, acting through its subsidiary Rigby 183 LLC (“Rigby 183”) consummated the sale of the Madison 183 building, located in the City of New York, United States of America, for USD 185 million, and discharged the mortgage on this asset for USD 75 million. During this quarter we recorded a balance of ARS 188.3 million as reversal of the conversion reserve generated in Rigby 183 as a result of the partial repayment of principal of the Company.

Investment in Supertel Hospitality Inc.

As of December 31, 2014, jointly with other shareholders, we held the equivalent to 34% of the voting rights in Supertel Hospitality Inc., a REIT listed on NASDAQ under the symbol “SPPR”. Supertel Hospitality Inc. has a portfolio of 56 medium-class and long-stay hotels with 4,798 rooms in 20 states of the United States of America, which are operated by various operators and franchises such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn, and Super 8, among others.

10

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2014

Investment in IDB Development Corporation

On July 1º, 2014 DN B.V. exercised all rights granted and acquired as of June 30, 2014 to purchase additional shares of IDBD. As a result of exercising the granted rights, DN B.V. received 17.32 million shares and 11.99 million warrants of Series 1, 2 and 3. ETH received the same number of rights and therefore acquired the same number of shares and warrants as DN B.V. In addition, as a result of exercising of the rights purchased, DN B.V. acquired 5.79 million shares and 4.01 million warrants of Series 1, 2 and 3. ETH also acquired the same number of shares and warrants as DN B.V.

Between July 9 to July 14, 2014, DN B.V. acquired through transactions in the open market 0.42 million shares and 0.34 million additional Series 2 warrants for NIS 1.77 million (equivalent to approximately USD 0.52 million at such date). 50% of such shares and Series 2 warrants were sold to ETH in accordance with the terms and conditions of the agreement entered into between the parties.

On November 2, 2014, DN B.V. exercised 15,998,787 Series 1 warrants. Besides, ETH also exercised the same number of Series 1 warrants.

As a result of the above mentioned transactions, as of December 31, 2014, DN B.V. held an aggregate of 92,618,950 shares, 16,170,392 Series 2 warrants and 15,988,787 Series 3 warrants, representing a non-diluted equity interest of 31.26% and a fully diluted equity interest of 32.38% in IDBD. As of December 31, 2014, IDBD’s Board of Directors consists of nine members, three of whom were appointed by DN B.V., namely, Eduardo Elsztain, Alejandro Elsztain and Saúl Zang.

Under the purchase agreement, DN B.V. and ETH have promised to participate on a joint and several basis in any capital increases resolved by IDBD’s Board of Directors in order to carry out its business plan for 2014 and 2015, for at least NIS 300 million in 2014 and NIS 500 million in 2015 (equivalent to approximately USD 77 million and USD 128 million at the exchange rate prevailing as of December 31, 2014). As of December 31, 2014, DN B.V. and ETH have contributed NIS 407 million (equivalent to approximately USD 104 million) and thus completed performance of their obligations for 2014, with a balance of NIS 393 million to be contributed in 2015.

Moreover, under the purchase agreement, DN B.V. and ETH jointly and severally committed to make one or more tender offers for acquiring shares in IDBD for a total amount of NIS 512.09 million (equivalent to approximately USD 131 million at the exchange rate prevailing as of December 31, 2014) as per the following scheme: (i) before December 31, 2015, an amount of at least NIS 249.8 million for a price per share of NIS 8.344 (subject to adjustment); and (ii) before December 31, 2016, an amount of at least NIS 512.09 million less the offer made in 2015, for a price per share of NIS 8.7612 (subject to adjustment). To secure compliance of the tender offers, 29,937,591 shares in IDBD held by DN B.V. were pledged as of December 31, 2014. As of the date of these financial statements, no tender offers had been made.

In addition, the purchase agreement provides that DN B.V. and ETH shall jointly and severally pay to the creditors who participated in the above mentioned restructuring agreement an additional amount of NIS 100 million (equivalent to approximately USD 26 million at the exchange rate prevailing as of December 31, 2014) in the event that IDBD consummates the sale of its interest in its subsidiary Clal Insurance Enterprises Holdings Ltd. before December 31, 2014 and

11

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2014

always provided that: (i) the sales price is not less than NIS 4,200 million (equivalent to approximately USD 1,078 million at the exchange rate prevailing as of December 31, 2014); and (ii) the closing of the transaction occurs before June 30, 2015, with IDBD having received by this last date a payment of not less than NIS 1,344 million (gross) (equivalent to approximately USD 345 million at the exchange rate prevailing as of December 31, 2014). As of December 31, 2014, IDBD had not executed the sale of its interest in Clal Insurance Enterprises Holdings Ltd. As IDBD had not consummated the above mentioned sale as of December 31, 2014, the additional commitment assumed by DN B.V. and ETH ceased to have effect.

    On May 12, 2014, IDBD’s shares started to trade in the Tel Aviv Stock Exchange, Israel. Consequently, all the shares (including the pledged shares) were deposited in escrow with Bank Leumi Le-Israel as security in compliance with the lock-up provisions set forth in Chapter D of the Tel Aviv Stock Exchange Regulations which provides that initially listed shares may not be disposed of for a term of 18 months, which are then released at a rate of 2.5% per month beginning on the fourth month since the initial listing date.

    In this way, pursuant to the Tel Aviv Stock Exchange regulations, as of December 31, 2014, 47,355,557 shares and 335,715 warrants of each of Series 2 and 3 remained in escrow under the terms mentioned above.

    On January 19, 2015, DFL purchased in the open market 94,000 shares of IDBD for a total amount of NIS 0.13 million (equivalent to USD 0.03 million as of the date of purchase) and then sold 50% to ETH pursuant to the terms of the agreement executed between the parties. In addition, DFL purchased 42,564 shares in Discount Investment Corporation Ltd., a subsdiary of IDBD, for NIS 0.24 million (equivalent to USD 0.06 million as of the date of purchase), out of which 50% were offered to ETH under the terms of the agreement executed between the parties. However, ETH decided not to acquire 50% of such shares.

    On December 29, 2014, DN B.V. sent an irrevocable proposal to IDBD for launching a rights offering for approximately NIS 800 million (equivalent to USD 205 million as of December 31, 2014) (hereinafter, the “Maximum Immediate Payment”) and the issuance of 3 series of warrants (the “New Warrants”) exercisable for prices equivalent to 110%, 120% and 130% of the prices of the rights offered, respectively, and falling due within 1, 2 and 3 years, respectively (hereinafter, the rights offered and the New Warrants are referred to as the “Rights Offering”).

    Contingent upon the resolution to be adopted by IDBD’s board of directors regarding the launching of the Rights Offering, DN B.V. promised to inject funds in IDBD for at least NIS 256 million and up to NIS 400 million, as follows: (i) NIS 256 million through the exercise of DN B.V.’s rights arising from the Rights Offering; (ii) an additional investment (the “Additional Investment”) for an amount equivalent to (a) the Maximum Immediate Payment, less (b) the amount received by IDBD as a result of the Rights Offering, excluding the exercise of the New Warrants, but in no event for an amount higher than NIS 144 million. The Additional Investment would be made by DN B.V. by exercising additional rights to be acquired by DN B.V., or if such rights were not acquired, by participating in another rights offering to be conducted by IDBD.

12

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2014

Furthermore, DFL agreed to (i) exercise the first series of the New Warrants for a total amount of NIS 150 million (equivalent to USD 39 million as of December 31, 2014), provided that it is requested to do so by IDBD’s Board of Directors within 6 to 12 months of the Rights Offering date; and (ii) exercise all the New Warrants received in the Rights Offering, subject to the simultaneous satisfaction of two conditions: (a) that IDBD and its lenders reach an agreement to amend certain covenants; and (b) that a control permit on Clal Insurance Company Ltd. (“Clal”) is secured from the Capital Markets, Insurance and Savings Commissioner of Israel.

    In addition, on January 19, 2015, IDBD issued a prospectus for the Rights Offering in accordance with the irrevocable offer submitted by DN B.V., so as to grant on January 26, 2015, 1 right (a “New Right”) for every 25 shares of IDBD held. These new rights will entitle to subscribe on February 10, 2015 for 45 common shares of IDBD for a price of NIS 68.04 (NIS 1.512 per share) and 20 Series 4 warrants, 19 Series 5 warrants and 17 Series 6 warrants to be issued by IDBD, with no charge. Each warrant to be issued by IDBD will entitle to acquire one common share in IDBD. Series 4 falls due on December 10, 2016 and will be exercisable at NIS 1.663 per warrant. Series 5 falls due on February 12, 2017 and will be exercisable at NIS 1.814 per warrant. Series 6 falls due on February 12, 2018 and will be exercisable at NIS 1.966 per warrant. The Rights Offering prospectus also provides that on February 5, 2015 the rights received will be traded in the public market.

   As part of the above mentioned Rights Offering, on January 26, 2015, DN B.V. received 3.7 million New Rights and DFL received 1,880 New Rights. Moreover, on February 5, 2015, DN B.V. acquired 2.05 million New Rights for a total amount of NIS 0.94 million (equivalent to USD 0.24 million as of the date of purchase) out of which 50% was offered to ETH pursuant to the terms of the agreement entered into between the parties.

    On February 4, 2015, ETH sent a notice to IDBD stating that in view of the circumstances prevailing as of the date of the letter, it would not exercise the New Rights to which it is ratably entitled, yet making it clear that ETH retained the right to change its decision.

    As a result of the New Rights, the prices corresponding to the tender offer commitments mentioned above have been accordingly adjusted to NIS 7.798 and NIS 8.188 per share for the 2015 and 2016 commitments, respectively, and the number of shares pledged by DN B.V. will be adjusted accordingly.

    As of the date of issuance of these financial statements, DN B.V. had an aggregate of 92,618,950 common shares, 16,170,392 Series 2 warrants, 15,998,787 Series 3 warrants and 5,753,013 New Rights of IDBD, representing a 31.26% undiluted holding in IDBD and a fully diluted holding of 32.38%; however, such amounts will be changed based on the result of the Rights Offering, on February 10, 2015. Besides, DFL held 47,000 shares and 1,880 New Rights of IDBD, representing an undiluted holding of 0.02% and a fully diluted holding of 0.01%, subject to the same considerations as DNB.V. regarding the Rights Offering.

    As of the date of issuance of these financial statements, the number of shares pledged as security for the tender offers is 29,937,591. After exercising the New Rights to be subscribed for

13

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2014

on February 10, 2015, 32,033,855 shares will remain pledged, and in compliance with the Tel Aviv Stock Exchange regulations, 46,002,541 shares and 335,715 warrants of each of Series 2 and 3 will be held in escrow.

    Since December 31, 2014, the value of IDBD’s shares has decreased from NIS 1.97 per share to NIS 1.27 per share, and the NIS/USD exchange rate has gone from 3.8987 NIS per dollar to 3.899 NIS per dollar, resulting in a reduction in the Group’s financial asset of USD 16.43 million (approximately $ 142.7 million) and an increase in the liabilities derived from the tender offers’ commitment of USD 5.1 million (approximately $ 43.9 million).

VII. Financial Operations and Others

Interest in Banco Hipotecario S.A. (“BHSA”)

BHSA is a leading bank in the mortgage lending segment, in which IRSA held a 29.90% interest as of December 31, 2014 (excluding portfolio shares). For further information please refer to http://www.cnv.gob.ar or http://www.hipotecario.com.ar. The investment in Banco Hipotecario generated results for 70.6 million during the second quarter of 2015, 18.1% higher than in the same quarter of 2014.

For further information visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

14

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2014

VIII.	EBITDA by Segment

6M 15	Shopping Centers	Offices	Sales and Developments	Hotels	International	Financial Operations and others	Total
Operating income / (loss)	626.6	(1.1)	477.7	9.1	475.8	8.3	1,596.4
Depreciation and Amortization	62.1	16.7	-	7.6	0.2	-	86.6
EBITDA (1)	688.7	126.1	477.7	16.7	476.0	8.3	1,793.5
6M 14	Shopping Centers	Offices	Sales and Developments	Hotels	International	Financial Operations and others	Total
Operating income / (loss)	458.4	65.4	0.1	6.4	3.3	(1.7)	531.9
Depreciation and Amortization	73.8	17.1	-	7.2	16.7	-	114.8
EBITDA	532.2	82.5	0.1	13.6	20.0	(1.7)	646.7
EBITDA Var	29.4%	52.8%	-	22.8%	2,280.0%	(588.2)%	177.3%
(1) EBITDA: Operating Income plus Depreciation and Amortization, excluding expenses and taxes incurred in the transfer of assets.

IX. Reconciliation with Consolidated Income Statement as of December 31 *
(in Millions of ARS)

Below is an explanation of the reconciliation of the company’s income by segment with its consolidated income statement. The difference lies in the presence of joint ventures included in the segment but not in the income statement.

	Segment Total		Joint Ventures(1)		Inter.-segment Deletions		Income Statement		YoY Var
	6M 15	6M 14	6M 15	6M 14	6M 15	6M 14	6M 15	6M 14
Revenues	1,740.0	1,404.4	(16.4)	(28.4)	(3.5)	(2.1)	1,720.2	1,374.0	25.2%
Costs	(763.0)	(662.9)	9.6	19.5	2.6	1.6	(750.8)	(641.9)	17.0%
Gross Profit /(Loss)	977.0	741.5	(6.8)	(9.0)	(0.9)	(0.4)	969.4	732.1	32.4%
Result from sale of investment properties	801.1	7.5	-	-	-	-	801.1	7.5	-
General and administrative expenses	(164.4)	(130.7)	0.4	0.5	1.4	0.9	(162.6)	(129.4)	25.7%
Selling expenses	(85.4)	(68.1)	1.0	2.2	0.2	0.1	(84.2)	(65.8)	28.0%
Other operating income, net	68.0	(18.4)	0.7	1.5	(0.7)	(0.5)	68.0	(17.3)	(493.1)%
Operating Income	1,596.3	531.8	(4.6)	(4.7)	-	-	1,591.7	527.1	202.0%
Income / (loss) from interests in equity investees and joint ventures	(689.3)	42.8	8.6	8.4	-	-	(680.7)	51.2	(1,429.5)%
Income before financial income / (loss) and income tax	907.0	574.6	3.9	3.7	-	-	910.9	578.3	57.5%

*Includes Puerto Retiro, Baicom, CYRSA, Nuevo Puerto Santa Fe and Quality (San Martín Plot).

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2014

X. Financial Debt and Other Indebtedness

Consolidated Financial Debt as of December 31, 2014

Type of Debt	Currency	Amount (USD MM)(1)	Interest Rate	Maturity
Bank Overdraft	ARS	19.0	Variable	< 30 d
IRSA’s Tranche I Series I Notes(2)	USD	150.0	8.50%	Feb-17
IRSA’s Tranche II Series II(3)	USD	150.0	11.50%	Jul-20
IRSA’s Series V Notes	ARS	24.5	Badlar + 395 bps.	Aug-15
IRSA’s Series VI Notes	ARS	1.3	Badlar + 450 bps.	Feb-17
Nuevas Fronteras 5600 Mortgage Loan	ARS	0.8	Variable	Dec-17
Other Debt	ARS	1.1	15.25%	Dec-16
IRSA’s Total Debt	USD	346.7
Series I Notes due 2017 (int.)(4)	USD	120.0	7.88%	May-17
Short-term Debt	ARS	72.7	Variable	< 180 days
Syndicated Loan – Arcos	ARS	6.1	15.01%	Nov-15
Syndicated Loan – Neuquén	ARS	8.7	15.25%	Jun-16
Other Debt	ARS	4.5	-	-
Total IRSA PC’s Debt		212.0
Total Consolidated Debt(5)		558.7
Consolidated Cash		95.6
Debt Repurchase		23.2
Net Consolidated Debt		439.9

1 Principal face value in USD at an exchange rate of ARS 8.551 = USD 1, without considering elimination of balances with subsidiaries.
2 As of 12/31/14 IRSA held bonds for a principal amount of USD 1.0 million.
3 As of 12/31/14 IRSA held bonds for a principal amount of USD 3.5 million, ERSA held bonds for a principal amount of USD 1.4 million and PAMSA held bonds for a principal amount of USD 5.6 million.
4 As of 12/31/14 IRSA held bonds for a principal amount of USD 10.0 million, ERSA held bonds for a principal amount of USD 0.1 million and PAMSA held bonds for a principal amount of USD 1.6 million.
5 Excludes loan receivable from IRSA Propiedades Comerciales S.A. under the asset transfer for USD 246.4 million.

XI. Material Events Occurred during the Period and Subsequent Events

Sale of Investment Properties

October 2014

On October 8, 2014, the Group, acting through IRSA, executed the deed of sale of the 22nd and 23rd floors of Bouchard 551 building. The transaction price was $ 168.7 million, and the sale resulted in a gain before taxes of approximately $ 151.4 million.

On October 22, 2014, the Group, acting through IRSA, executed the deed of sale of the 10th Floor of Maipú 1300 building jointly with two parking spaces in that building and a parking space in Libertador 498 building. The transaction price was $ 12.0 million, and the sale resulted in a gain before taxes of approximately $ 10.4 million.

On October 28, 2014, the Group, acting through IRSA, executed the deed of sale of the 9th, 10th and 11th floors of Bouchard 551 building. The transaction price was $ 279.4 million, and the sale resulted in a gain before taxes of approximately $ 240.5 million.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2014

November 2014

On November 7, 2014, the Group, acting through IRSA, executed the deed of sale of the 21st floor of Bouchard 551 building. The transaction price was $ 75.6 million, and the sale resulted in a gain before taxes of approximately $ 66.7 million.

December 2014

On December 10, 2014, the Group, acting through IRSA, executed the deed of sale of the 9th floor of Maipú 1300 building. The transaction price was $ 12.5 million (USD 1.6 million), and the sale resulted in a gain before taxes of approximately $ 11.0 million.

Additional Investments in IDB Development Corporation Ltd.

On October 30, 2014, the Group, acting through its subsidiaries, has subscribed for an additional amount of USD 21 million in Dolphin Fund Ltd. (“Dolphin”). This amount will be used to increase Dolphin’s investment in IDB Development Corporation Ltd.

On February 2, 2015, the Company resolved to make an additional investment in IDBD Development Corporation Ltd. (“IDBD”) for up to USD 105,000,000, to be used to subscribe for new shares and warrants convertible into IDBD shares, which will be offered under a new rights offering pursuant to terms and conditions of the prospectus published on the Tel Aviv Stock Exchange on January 19, 2015.

The subscription will be made through a subsidiary, Tyrus S.A. (“Tyrus”), that is wholly controlled by IRSA. Such subscription will result in the right to receive additional shares in Dolphin Fund Ltd. (“Dolphin”) and/or membership interests in Dolphin Fund II LP (“Dolphin II”) and/or shares of stock in any of the controlled subsidiaries. In connection with the investment in Dolphin and/or Dolphin I and/or their controlled subsidiaries, IRSA will pay only the ratable portion of the expenses effectively incurred to maintain the investment.

 Transfer of properties to our subsidiary IRSA Propiedades Comerciales S.A. (continuing company of Alto Palermo S.A. (APSA))

In December past, we transferred to our subsidiary IRSA Propiedades Comerciales S.A. 83,789 square meters of our portfolio of premium offices, including República building, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the "Intercontinental II" land reserve, with a view to consolidating a vehicle that will be mainly engaged in the development and operation of commercial properties in the Republic of Argentina.

The purpose of this asset reorganization is to add the best office portfolio in the City of Buenos Aires to the best shopping center portfolio in Argentina.

The total transaction amount was USD 308 million, USD 61.6 million of which have already been paid, while the balance of USD 246.4 million has been financed at an effective rate of 8.5% per annum with maturities in 2017 and 2020.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2014

Below is a description of the assets that have been transferred:

1- República building, City of Buenos Aires

This property, which was designed by the renowned architect César Pelli is a unique premium office building in downtown Buenos Aires. It has approximately 19,885 gross leaseable square meters distributed in 20 floors. As of December 31, 2014, its occupancy rate was 96.8%.

2- Bouchard 710, City of Buenos Aires

Bouchard 710 is a 12-story office building located in the Retiro area. It has 15,014 gross leasable square meters. As of December 31, 2014, its occupancy rate was 100.0%.

3- Della Paolera 265, City of Buenos Aires

The “BankBoston” Tower is a modern office building located at Carlos María Della Paolera 265, City of Buenos Aires. It was designed by the renowned architect Cesar Pelli and has 14,873 square meters of gross leaseable area. As of December 31, 2014, its occupancy rate was 100.0%.

4- Intercontinental Plaza, City of Buenos Aires

    Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Montserrat in downtown Buenos Aires. It has a leaseable are of 22,535 square meters. As of December 31, 2014, its occupancy rate was 100.0%.

5- Suipacha 652/64, City of Buenos Aires

    Suipacha 652/64 is a 7-story office building located in downtown Buenos Aires. It has 11,453 square meters of leaseable area and as of December 31, 2014 its occupancy rate was 96.7%.

6- Intercontinental Plaza II Plot - City of Buenos Aires

    The Intercontinental Plaza complex is located in the heart of the Montserrat district. It comprises an office tower and the exclusive Intercontinental Hotel. In the 6,135 square meter plot, it would be feasible to develop a second office tower, including 19,600 square meters and 25 floors, that would supplement the one already erected in the intersection of Moreno and Tacuarí streets.

February 2015: Sale of interest in Bitania 26 S.A.

We indirectly sold our entire interest in Bitania 26 S.A., representing 49% of its stock capital. Bitania 26 S.A owns the “Esplendor Savoy” hotel in the City of Rosario.
The transaction amount was USD 4.2 million.

XI. Comparative Summary Consolidated Balance Sheet Data.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2014

	12.31.14	12.31.13	12.31.12
Current assets	6,867,242	7,558,024	6,680,475
Non-current assets	2,437,828	1,181,982	1,208,407
Total	9,305,070	8,740,006	7,888,882
Current liabilities	4,491,265	4,170,962	3,208,496
Non-current liabilities	2,585,627	1,671,724	1,509,024
Sub-total	7,076,892	5,842,686	4,717,520
Minority interest	347,460	389,464	465,233
Shareholders’ Equity	1,880,718	2,507,856	2,706,129
Total	9,305,070	8,740,006	7,888,882

XII. Comparative Summary Consolidated Income Statement Data

	12.31.14	12.31.13	12.31.12
Operating income	1,591,662	527,087	558,874
Income from interest in equity investees and joint ventures	(680,744)	51,183	14,384
Income before financial income / (loss) and income tax	910,918	578,270	573,258
Financial income	42,389	60,255	57,964
Financial expenses	(534,818)	(713,574)	(358,428)
Other financial income	7,493	41,663	47,374
Financial income / (loss), net	(484,936)	(611,656)	(253,090)
(Loss) / Income before income tax	425,982	33,386	320,168
Income tax	(379,097)	7,312	(74,289)
Net (Loss) / Income	46,885	(26,074)	245,879
Other comprehensive net income	(135,880)	71,776	23,733
Total comprehensive net income	(88,995)	45,702	269,612
Attributable to:
Controlling company’s shareholders	4,514	(21,678)	223,782
Non-controlling interest	42,371	(4,396)	22,097

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2014

Summary
(stated in thousands of pesos)

XIII.	Summary Comparative Consolidated Cash Flow.

	12.31.14	12.31.13	12.31.12
Net cash generated by operating activities	648,985	421,981	351,696
Net cash used in investing activities	875,797	(625,361)	(195,244)
Net cash used in financing activities	(967,088)	(398,603)	(60,241)
Net (decrease) / increase in cash and cash equivalents	557,694	(601,983)	96,211

XIV.	Comparative Statistics.

See item IV of this Summary.

XV.	Comparative Ratios.

	12.31.2014		12.31.2013		12.31.2012
Liquidity
Current Assets	2,437,828	= 0.94	1,181,982	= 0.71	1,208,407	= 0.80
Current Liabilities	2,585,627		1,671,724		1,509,024

Indebtedness
Total Liabilities	7,076,892	= 3.76	5,842,686	= 2.33	4,717,520	= 1.74
Shareholders’ Equity	1,880,718		2,507,856		2,706,129

Solvency
Shareholders’ Equity	1,880,718	= 0.27	2,507,856	= 0.43	2,706,129	= 0.57
Total Liabilities	7,076,892		5,842,686		4,717,520

Capital Assets
Non-current Assets	6,867,242	= 0.74	7,558,024	= 0.87	6,680,475	= 0.85
Total Assets	9,305,070		8,740,006		7,888,882

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2014

XVI. Brief comment on prospects for the next quarter

During the second quarter of 2015 we recovered the rate of growth of our shopping centers’ sales and maintained optimum occupation levels. During December we opened our fourteenth shopping center, “Distrito Arcos”, located in the neighborhood of Palermo, City of Buenos Aires. “Distrito Arcos” is an Outlet center with a variety of premium brands in an open-air environment that has added approximately 14,000 square meters of gross leaseable area and 65 stores to the company’s portfolio. We expect to record satisfactory sales figures in this new shopping center in the next quarter ending on March 31, 2015.

    In addition, we are moving ahead in the development of our next shopping center in the City of Neuquén, “Alto Comahue”, whose degree of progress is 90%. We expect to open Alto Comahue next March. This project, much longed-for by the local population, which will add approximately 10,000 square meters to our portfolio, will be the company’s first shopping center in the Argentine Patagonian region, and we believe that in light of the significant economic growth experienced by Neuquén in the past years, this project will be as successful as the rest of the shopping centers managed by IRSA Propiedades Comerciales in other locations in the interior of Argentina.

    We will remain active throughout the year by encouraging marketing actions, events and promotions in our shopping centers, as they have proved to be highly effective in terms of sales and have been eagerly endorsed by the public. Moreover, we expect to continue working with the aim of optimizing the performance of our current shopping centers and offices through improvements that result in taking better advantage of the leaseable square meters and higher functionality and attractiveness for the benefit of consumers, stores and tenants.

    As concerns the office business, we have continued to consolidate through our subsidiary IRSA Propiedades Comerciales the office buildings we transferred to this company during December, while we have kept approximately 18,000 square meters for potential sale. We will continue to optimize the best and most integrated premium office portfolio by selling selected non-strategic assets in our portfolio for attractive prices as we have been doing during the last months. Moreover, we will continue to work towards achieving maximum occupancy in our buildings and executing the most favorable lease agreements, attracting new firms wishing to relocate in our spaces.

    In connection with the Sales and Developments segment, we expect to continue with the sale of non-strategic assets and small land reserves and to make progress in the sale and execution of title deeds in the remaining residential projects. Moreover, we hold a large land reserve for future developments which we will launch as soon as suitable financial, business and governmental conditions arise.

    As concerns our investments outside of Argentina, we will continue working towards increasing occupancy levels and rental prices in our only rental property abroad: the Lipstick Building in Manhattan, New York. Concerning our investment in the hotel REIT, Supertel Hospitality Inc., we are working on changing the senior management team as we believe that it will help improve the company’s performance and regain market trust so as to take advantage of future opportunity windows. Finally, despite the evolution of its stock prices during the last months, we are confident in the fundamentals of our investment in IDBD, one of the largest and most diversified investment groups in Israel that participates through its subsidiaries in numerous markets and

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2014

industry sectors, such as real estate, retail, agroindustry, oil and gas production, insurance, telecommunications, etc.

    Considering the quality of the real estate assets that compose our portfolio, the company’s financial position and low indebtedness level, experience in seizing market opportunities and franchise to access the capital markets, we are confident that we are on the right track of growth as we consolidate the best real estate portfolio in Argentina, taking advantage of the opportunities that arise in Argentina or abroad.

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IRSA Inversiones y Representaciones S.A.

By:	/s/ Saúl Zang
Saúl Zang
Responsible for the relationship with the markets

April 08, 2015